CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

04012657

February 6, 2004

RECD S.E.C.
FEB 9 2004
1086

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases setting forth and discussing: (i) its financial results for the fourth quarter of 2003, dated February 2, 2004, (ii) the fourth quarter 2003 financial results, promotion of credit in Mexico and expansion of its product offering, dated February 2, 2004, (iii) the offer of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") to purchase the total amount of the shares of GFBB, dated February 2, 2004, and (iv) the intention of BBVA to publicly tender the purchase of up to approximately 40.6 percent of the capital stock of GFBB, dated February 2, 2004.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

Very truly yours,

Justo Chamas

Enclosures.
cc: Daniel Rodriguez Duran (w/o enclosures)

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

4Q03 Earnings

February 2, 2004

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

4Q03 Earnings

February 2, 2004

Contents

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 2,109 million and Ps. 7,653 million in 4Q03 and 2003, 12.6% and 10.6% higher than in 4Q02 and 2002, respectively
- Net interest income before monetary effect of Ps. 5,410 million in 4Q03 and Ps. 20,800 million in 2003, 6.3% higher than in 4Q02 and 8.7% more than 2002, respectively
- Net fee and commission income of Ps. 3,520 million in 4Q03, 10.4% higher than 4Q02 and Ps. 13,987 million in 2003, 10.9% more than 2002
- Non-interest expense of Ps. 5,079 million in 4Q03, 5.8% greater than 4Q02 and of Ps. 19,296 million in 2003, 0.3% higher than 2002
- Efficiency ratio of 53.3% in 2003 compared to 56.6% in 2002
- Net interest margin after monetary effect of 4.9% in 2003, compared to 4.9% in 2002
- Loans to the private sector excluding UDI trusts up 4.3%, and commercial loans in pesos 16.1%, in 2003
- Consumer loans increased 19.9% in 2003 to Ps. 25,130 million
- Demand deposits reached Ps. 179,824 million in December 2003, a 15.3% or Ps. 23,851 million growth for 2003
- Branch time deposits increased Ps. 10,737 million or 7.3% in 2003

Group Subsidiaries

- Net income for the Banking Business was Ps. 7,220 million in 2003, 10.2% higher than in 2002
- Capitalization index for the Banking Business was 16.4% in 2003 with Tier 1 at 14.2%
- Seguros Bancomer reported net income of Ps. 390 million in 2003
- Pensiones Bancomer registered net income of Ps. 194 million in 2003
- Casa de Bolsa Bancomer's net income for 2003 was Ps. 100 million
- Bancomer Gestión reported net income of Ps. 96 million in 2003

Bank Subsidiaries

- Afore Bancomer's net income in 2003 was Ps. 947 million
- Bancomer Transfer Services registered net income of Ps. 139 million in 2003

GFBB Net Income (Ps. millions)


6,922
7,653
1,873
1,773
1,909
1,862
2,109
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB Earnings Per Share (Ps. nominal)


0.72
0.82
0.19
0.19
0.20
0.20
0.23
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB ROAE (% Annualized)


13.8
13.3
14.2
13.0
13.5
12.7
14.0
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB ROAA (% Annualized)


1.5
1.6
1.7
1.5
1.6
1.6
1.7
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

Capitalization Ratio (%)


13.1
14.1
15.2
15.8
16.4
9.9
11.0
12.6
13.5
14.2
4Q02
1Q03
2Q03
3Q03
4Q03
Tier 1
Tier 2

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income of Ps. 2,109 million and Ps. 7,653 million in 4Q03 and 2003, 12.6% and 10.6% higher than in 4Q02 and 2002, respectively
- Net interest income before monetary effect of Ps. 5,410 million in 4Q03 and Ps. 20,800 million in 2003, 6.3% higher than in 4Q02 and 8.7% more than 2002, respectively
- Net fee and commission income of Ps. 3,520 million in 4Q03, 10.4% higher than 4Q02 and Ps. 13,987 million in 2003, 10.9% more than 2002
- Non-interest expense of Ps. 5,079 million in 4Q03, 5.8% greater than 4Q02 and of Ps. 19,296 million in 2003, 0.3% higher than 2002
- Efficiency ratio of 53.3% in 2003 compared to 56.6% in 2002
- Net interest margin after monetary effect of 4.9% in 2003, compared to 4.9% in 2002
- Loans to the private sector excluding UDI trusts up 4.3%, and commercial loans in pesos 16.1%, in 2003
- Consumer loans increased 19.9% in 2003 to Ps. 25,130 million
- Demand deposits reached Ps. 179,824 million in December 2003, a 15.3% or Ps. 23,851 million growth for 2003
- Branch time deposits increased Ps. 10,737 million or 7.3% in 2003

Group Subsidiaries

- Net income for the Banking Business was Ps. 7,220 million in 2003, 10.2% higher than in 2002
- Capitalization index for the Banking Business was 16.4% in 2003 with Tier 1 at 14.2%
- Seguros Bancomer reported net income of Ps. 390 million in 2003
- Pensiones Bancomer registered net income of Ps. 194 million in 2003
- Casa de Bolsa Bancomer's net income for 2003 was Ps. 100 million
- Bancomer Gestión reported net income of Ps. 96 million in 2003

Bank Subsidiaries

- Afore Bancomer's net income in 2003 was Ps. 947 million
- Bancomer Transfer Services registered net income of Ps. 139 million in 2003

GFBB Net Income (Ps. millions)


6,922
7,653
1,873
1,773
1,909
1,862
2,109
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB Earnings Per Share (Ps. nominal)


0.72
0.82
0.19
0.19
0.20
0.20
0.23
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB ROAE (% Annualized)


13.8
13.3
14.2
13.0
13.5
12.7
14.0
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

GFBB ROAA (% Annualized)


1.5
1.6
1.7
1.5
1.6
1.6
1.7
12M02
12M03
4Q02
1Q03
2Q03
3Q03
4Q03

Capitalization Ratio (%)


13.1
14.1
15.2
15.8
16.4
9.9
11.0
12.6
13.5
14.2
4Q02
1Q03
2Q03
3Q03
4Q03
Tier 1
Tier 2

Summary of Results

In order to facilitate the comparative analysis of the Company's recurrent business the following document and discussion of the Income Statement for Grupo Financiero BBVA Bancomer and subsidiaries was based on the Income Statement on page 22 which is adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02.

Grupo Financiero BBVA Bancomer Net income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Grupo Financiero BBVA Bancomer	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**
Holding company	(51)	(43)	(39)	(56)	(74)	(188)	(212)	32.1%	45.1%	12.8%
Banking Business	1,788	1,686	1,774	1,728	2,032	6,552	7,220	17.6%	13.6%	10.2%
Insurance Business [1]	137	129	143	157	146	488	575	(7.0%)	6.6%	17.8%
Casa de Bolsa Bancomer	4	12	39	33	16	78	100	(51.5%)	300.0%	28.2%
Bancomer Gesti n	22	20	26	27	23	92	96	(14.8%)	4.5%	4.3%
Minority interest and others [2]	(27)	(31)	(34)	(27)	(34)	(100)	(126)	25.9%	25.9%	26.0%

(1) Including net income of Seguros Bancomer, Pensiones Bancomer and Preventis.

(2) Including minority interest of Seguros Bancomer and net income of Fianzas Probursa.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
INCOME STATEMENT										
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Net interest income after loan-loss provisions	4,529	4,143	4,261	3,928	4,805	17,234	17,137	22.3%	6.1%	(0.6%)
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Trading income	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Total operating revenue	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Income from ongoing operations	1,908	1,858	1,947	1,955	2,130	7,381	7,890	9.0%	11.6%	6.9%
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
BALANCE SHEET									
Cash and due from banks	74,118	63,731	61,984	81,478	70,697	31.5%	(13.2%)	30.0%	(4.6%)
Investments in securities and trading with securities and derivatives	66,262	114,102	98,675	100,830	123,547	2.2%	22.5%	(18.8%)	86.5%
Total performing loans	245,773	239,062	240,785	242,379	251,083	0.7%	3.6%	0.2%	2.2%
Total non-performing loans	11,382	12,373	11,285	9,505	6,440	(15.8%)	(32.2%)	(7.2%)	(43.4%)
Total loans, gross	257,155	251,435	252,070	251,884	257,523	(0.1%)	2.2%	(0.1%)	0.1%
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)	(7.6%)	(17.0%)	(3.5%)	(26.4%)
Total loans, net	244,320	238,976	239,756	240,507	248,079	0.3%	3.1%	0.1%	1.5%
Deferred taxes, net	24,934	24,532	23,393	22,734	22,288	(2.8%)	(2.0%)	(2.6%)	(10.6%)
Other assets	35,114	34,119	34,210	33,814	35,108	(1.2%)	3.8%	(19.9%)	(0.0%)
Total assets	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**	**4.7%**	**4.2%**	**(1.6%)**	**12.4%**
Demand and time deposits	328,512	369,349	328,829	325,005	361,155	(1.2%)	11.1%	(2.3%)	9.9%
Interbank and other loans	42,863	29,049	53,237	60,305	56,837	13.3%	(5.8%)	0.7%	32.6%
Outstanding subordinated debentures	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Other liabilities	8,357	10,165	7,413	23,057	8,970	211.0%	(61.1%)	(15.3%)	7.3%
Total liabilities	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**	**4.8%**	**4.4%**	**(2.3%)**	**12.2%**
Total shareholders' equity	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**	**3.6%**	**3.0%**	**3.0%**	**13.2%**

Summary of Results

In order to facilitate the comparative analysis of the Company's recurrent business the following document and discussion of the Income Statement for Grupo Financiero BBVA Bancomer and subsidiaries was based on the Income Statement on page 22 which is adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02.

Grupo Financiero BBVA Bancomer Net income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Grupo Financiero BBVA Bancomer	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**
Holding company	(51)	(43)	(39)	(56)	(74)	(188)	(212)	32.1%	45.1%	12.8%
Banking Business	1,788	1,686	1,774	1,728	2,032	6,552	7,220	17.6%	13.6%	10.2%
Insurance Business (1)	137	129	143	157	146	488	575	(7.0%)	6.6%	17.8%
Casa de Bolsa Bancomer	4	12	39	33	16	78	100	(51.5%)	300.0%	28.2%
Bancomer Gesti n	22	20	26	27	23	92	96	(14.8%)	4.5%	4.3%
Minority interest and others (2)	(27)	(31)	(34)	(27)	(34)	(100)	(126)	25.9%	25.9%	26.0%

(1) Including net income of Seguros Bancomer, Pensiones Bancomer and Preventis.

(2) Including minority interest of Seguros Bancomer and net income of Fianzas Probursa.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
INCOME STATEMENT										
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Net interest income after loan-loss provisions	4,529	4,143	4,261	3,928	4,805	17,234	17,137	22.3%	6.1%	(0.6%)
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Trading Income	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Total operating revenue	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Income from ongoing operations	1,908	1,858	1,947	1,955	2,130	7,381	7,890	9.0%	11.6%	6.9%
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
BALANCE SHEET									
Cash and due from banks	74,118	63,731	61,984	81,478	70,697	31.5%	(13.2%)	30.0%	(4.6%)
Investments in securities and trading with securities and derivatives	66,262	114,102	98,675	100,830	123,547	2.2%	22.5%	(18.8%)	86.5%
Total performing loans	245,773	239,062	240,785	242,379	251,083	0.7%	3.6%	0.2%	2.2%
Total non-performing loans	11,382	12,373	11,285	9,505	6,440	(15.8%)	(32.2%)	(7.2%)	(43.4%)
Total loans, gross	257,155	251,435	252,070	251,884	257,523	(0.1%)	2.2%	(0.1%)	0.1%
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)	(7.6%)	(17.0%)	(3.5%)	(26.4%)
Total loans, net	244,320	238,976	239,756	240,507	248,079	0.3%	3.1%	0.1%	1.5%
Deferred taxes, net	24,934	24,532	23,393	22,734	22,288	(2.8%)	(2.0%)	(2.6%)	(10.6%)
Other assets	35,114	34,119	34,210	33,814	35,108	(1.2%)	3.8%	(19.9%)	(0.0%)
Total assets	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**	**4.7%**	**4.2%**	**(1.6%)**	**12.4%**
Demand and time deposits	328,512	369,349	328,829	325,005	361,155	(1.2%)	11.1%	(2.3%)	9.9%
Interbank and other loans	42,863	29,049	53,237	60,305	56,837	13.3%	(5.8%)	0.7%	32.6%
Outstanding subordinated debentures	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Other liabilities	8,357	10,165	7,413	23,057	8,970	211.0%	(61.1%)	(15.3%)	7.3%
Total liabilities	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**	**4.8%**	**4.4%**	**(2.3%)**	**12.2%**
Total shareholders' equity	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**	**3.6%**	**3.0%**	**3.0%**	**13.2%**

Share Data and Business Ratios

Grupo Financiero BBVA Bancomer Share data	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.19	0.19	0.20	0.20	0.23	0.72	0.82	15.1%	17.0%	14.7%
Earnings per share (EPS) (constant pesos)	0.20	0.19	0.21	0.20	0.23	0.75	0.82	13.3%	12.6%	10.4%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.72	0.73	0.77	0.79	0.82	0.72	0.82	4.9%	14.7%	14.7%
Per share book value (BV) (nominal pesos)	5.57	5.81	6.05	6.29	6.61	5.57	6.61	5.0%	18.7%	18.7%
Per share book value (BV) (constant pesos)	5.78	5.97	6.20	6.40	6.61	5.78	6.61	3.2%	14.2%	14.2%
Total outstanding shares (millions, end of period)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	7.91	8.28	8.83	9.61	9.60	7.91	9.60	(0.1%)	21.4%	21.4%
Market capitalization (millions of nominal pesos)	73,381	76,814	81,916	89,152	89,059	73,381	89,059	(0.1%)	21.4%	21.4%
Average daily traded volume (millions of shares)	7.0	7.7	8.9	10.8	11.6	10.8	9.8	7.7%	66.6%	(9.7%)
Average daily traded volume (millions of nominal pesos)	53.4	64.0	80.0	97.0	111.4	92.8	88.4	14.8%	108.5%	(4.7%)
Closing price / 12m EPS (constant pesos as of each period) (P/E)	11.0	11.3	11.4	12.2	11.6	11.0	11.6	(4.8%)	5.8%	5.8%
Closing price / BV (nominal pesos) (P/BV)	1.4	1.4	1.5	1.5	1.5	1.4	1.5	(4.8%)	2.2%	2.2%
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (dollars) (EPADR)	0.38	0.34	0.39	0.36	0.40	1.48	1.52	11.4%	6.8%	3.1%
Book value per ADR (dollars) (BVADR)	10.66	10.77	11.59	11.43	11.76	10.66	11.76	2.9%	10.3%	10.3%

Grupo Financiero BBVA Bancomer Business ratios	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
INFRASTRUCTURE							
Branches	1,665	1,658	1,645	1,643	1,653	1,665	1,653
ATMs	3,752	3,772	3,771	3,875	3,971	3,752	3,971
Employees							
Financial Group	29,078	28,642	28,635	28,613	29,476	29,078	29,476
Banking Business	25,704	25,307	25,274	25,146	25,230	25,704	25,230
PROFITABILITY RATIOS (%)							
Net interest income (annualized)	5.4	5.0	5.1	4.7	4.8	4.9	4.9
Efficiency ratio (non-interest expense / operating revenues)	55.4	54.0	51.0	54.1	54.2	56.6	53.3
Net fee and commission income / non-interest expense	66.4	72.8	67.6	80.4	69.3	65.5	72.5
Return on average equity (ROAE)	14.2	13.0	13.5	12.7	14.0	13.8	13.3
Return on average assets (ROAA)	1.7	1.5	1.6	1.6	1.7	1.5	1.6
Tier 1 capital ratio	9.9	11.0	12.6	13.5	14.2	9.9	14.2
Total capital ratio	13.1	14.1	15.2	15.8	16.4	13.1	16.4
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa (1)	4.4	4.9	4.5	3.8	2.5	4.4	2.5
Gross past-due loan ratio, excluding Fobaproa (1)	6.5	7.3	6.6	5.6	3.6	6.5	3.6
Past-due loan reserve coverage ratio (1)	112.8	100.7	109.1	119.7	146.6	112.8	146.6
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	1.8	2.4	2.6	2.6	1.4	1.6	2.2

(1) As of 2003 mortgage loans are classified as past-due after 90 days of delinquency instead of 150 days. For more detail refer to discussion on Asset quality.

Share Data and Business Ratios

Grupo Financiero BBVA Bancomer Share data	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.19	0.19	0.20	0.20	0.23	0.72	0.82	15.1%	17.0%	14.7%
Earnings per share (EPS) (constant pesos)	0.20	0.19	0.21	0.20	0.23	0.75	0.82	13.3%	12.6%	10.4%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.72	0.73	0.77	0.79	0.82	0.72	0.82	4.9%	14.7%	14.7%
Per share book value (BV) (nominal pesos)	5.57	5.81	6.05	6.29	6.61	5.57	6.61	5.0%	18.7%	18.7%
Per share book value (BV) (constant pesos)	5.78	5.97	6.20	6.40	6.61	5.78	6.61	3.2%	14.2%	14.2%
Total outstanding shares (millions, end of period)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Closing price	7.91	8.28	8.83	9.61	9.60	7.91	9.60	(0.1%)	21.4%	21.4%
Market capitalization (millions of nominal pesos)	73,381	76,814	81,916	89,152	89,059	73,381	89,059	(0.1%)	21.4%	21.4%
Average daily traded volume (millions of shares)	7.0	7.7	8.9	10.8	11.6	10.8	9.8	7.7%	66.6%	(9.7%)
Average daily traded volume (millions of nominal pesos)	53.4	64.0	80.0	97.0	111.4	92.8	88.4	14.8%	108.5%	(4.7%)
Closing price / 12m EPS (constant pesos as of each period) (P/E)	11.0	11.3	11.4	12.2	11.6	11.0	11.6	(4.8%)	5.8%	5.8%
Closing price / BV (nominal pesos) (P/BV)	1.4	1.4	1.5	1.5	1.5	1.4	1.5	(4.8%)	2.2%	2.2%
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Earnings per ADR (dollars) (EPADR)	0.38	0.34	0.39	0.36	0.40	1.48	1.52	11.4%	6.8%	3.1%
Book value per ADR (dollars) (BVADR)	10.66	10.77	11.59	11.43	11.76	10.66	11.76	2.9%	10.3%	10.3%

Grupo Financiero BBVA Bancomer *Business ratios*	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
INFRASTRUCTURE							
Branches	1,665	1,658	1,645	1,643	1,653	1,665	1,653
ATMs	3,752	3,772	3,771	3,875	3,971	3,752	3,971
Employees							
Financial Group	29,078	28,642	28,635	28,613	29,476	29,078	29,476
Banking Business	25,704	25,307	25,274	25,146	25,230	25,704	25,230
PROFITABILITY RATIOS (%)							
Net interest income (annualized)	5.4	5.0	5.1	4.7	4.8	4.9	4.9
Efficiency ratio (non-interest expense / operating revenues)	55.4	54.0	51.0	54.1	54.2	56.6	53.3
Net fee and commission income / non-interest expense	66.4	72.8	67.6	80.4	69.3	65.5	72.5
Return on average equity (ROAE)	14.2	13.0	13.5	12.7	14.0	13.8	13.3
Return on average assets (ROAA)	1.7	1.5	1.6	1.6	1.7	1.5	1.6
Tier 1 capital ratio	9.9	11.0	12.6	13.5	14.2	9.9	14.2
Total capital ratio	13.1	14.1	15.2	15.8	16.4	13.1	16.4
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa (1)	4.4	4.9	4.5	3.8	2.5	4.4	2.5
Gross past-due loan ratio, excluding Fobaproa (1)	6.5	7.3	6.6	5.6	3.6	6.5	3.6
Past-due loan reserve coverage ratio (1)	112.8	100.7	109.1	119.7	146.6	112.8	146.6
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	1.8	2.4	2.6	2.6	1.4	1.6	2.2

(1) As of 2003 mortgage loans are classified as past-due after 90 days of delinquency instead of 150 days. For more detail refer to discussion on Asset quality.

Recent Highlights

Bancomer launches *Tarjeta Congelada*

At the beginning of 2004, Bancomer launched a new credit card for clients with monthly income between Ps. 4,000 and Ps. 6,000. This product will increase banking penetration in a new segment of customers with no previous access to traditional credit at competitive prices.

Bancomer's *Tarjeta Congelada* which translates into "frozen" credit card, referring to the customer making the exact same monthly payments, is geared towards a market of 7 million potential clients with no bank references.

Credit lines are based on monthly income, i.e. limited to Ps. 3,000 if the customer's income falls between Ps. 4,000 and Ps. 4,500. The limit is increased to Ps. 4,000 for monthly income between Ps. 4,500 and Ps. 5,500, and can reach up to Ps. 5,000 if the monthly income reaches Ps. 6,000.

Furthermore, the *Tarjeta Congelada* also offers fraud and life insurance at no extra cost.

The purpose is to allow these new customers to prove good use of their credit line in order to generate positive referral in our own systems as well as in the credit bureau. This will also contribute to tighten relationships with our customers and in the future be able to exchange the *Tarjeta Congelada* for a traditional bank card that offers other benefits and eventually grant even car loans or mortgages to these same customers.

New *Cash Back* service for cash disposal

Bancomer launched a new service called *Cash Back*, the first in Mexico that offers customers the ability to purchase and obtain cash in one single transaction. *Cash Back* is in service since November 2003 and is available for Bancomer debit cards allowing for up to Ps. 1,000 in cash withdrawals at no cost when purchasing in affiliated outlets, such as supermarkets, department stores and pharmacies.

The daily cash disposal limit is based on the total amount taken from both, stores and automated teller machines, up to a maximum of Ps. 5,000 per day.

The benefit for Bancomer customers is to have access to a greater number of points of distribution and the benefit for the point of sale is the attraction of more clients by offering a wider array of services.

Bancomer launches updated version of *Cash Windows*

Bancomer, in an ongoing effort to launch innovative products and services, created a new version of *Cash Windows* offering the same functions as the previous version, i.e. accounts receivable, information on transactions, payroll disbursement, accounts payable, e-commerce and tax payments, but adds on new features.

The updated version offers greater value added services such as digitized copies of checks, specialized corporate collection, access to corporate financing schemes through electronic disposal of funds such as *Crédito Líquido* and *Crediproveedores*, and at no extra cost.

Bancomer's *Cash Windows* service is a market leader based on the number of users, as well as due to its most technologically advanced and user-friendly features.

Bancomer's commitment to education

Fundación Bancomer is in charge of Bancomer's not-for-profit efforts and is supporting a program called the "Children's Knowledge Olympics", organized by the Ministry of Education (SEP). The program offers scholarships of Ps. 1,000 per month throughout middle school to 550 sixth-grade students.

These prizes are offered to students that win the annual "Olympics" from 2002 to 2006. Furthermore, monthly scholarships of Ps. 1,200 are offered to a selection of these Olympic students determined by the Ministry of Education in order to continue their high school studies.

Fundación Bancomer also supports adult education by running 24 educational centers to prepare people with low income, offering them the opportunity to acquire new skills that can offer them an alternative to improve their lifestyle, even giving them the choice to start their own micro business.

The adult centers also have facilities for children under four years of age where there are reading and writing classes, as well as other types of schooling and manual arts classes.

Bancomer launches *Tarjeta Congelada*

At the beginning of 2004, Bancomer launched a new credit card for clients with monthly income between Ps. 4,000 and Ps. 6,000. This product will increase banking penetration in a new segment of customers with no previous access to traditional credit at competitive prices.

Bancomer's *Tarjeta Congelada* which translates into "frozen" credit card, referring to the customer making the exact same monthly payments, is geared towards a market of 7 million potential clients with no bank references.

Credit lines are based on monthly income, i.e. limited to Ps. 3,000 if the customer's income falls between Ps. 4,000 and Ps. 4,500. The limit is increased to Ps. 4,000 for monthly income between Ps. 4,500 and Ps. 5,500, and can reach up to Ps. 5,000 if the monthly income reaches Ps. 6,000.

Furthermore, the *Tarjeta Congelada* also offers fraud and life insurance at no extra cost.

The purpose is to allow these new customers to prove good use of their credit line in order to generate positive referral in our own systems as well as in the credit bureau. This will also contribute to tighten relationships with our customers and in the future be able to exchange the *Tarjeta Congelada* for a traditional bank card that offers other benefits and eventually grant even car loans or mortgages to these same customers.

New *Cash Back* service for cash disposal

Bancomer launched a new service called *Cash Back*, the first in Mexico that offers customers the ability to purchase and obtain cash in one single transaction. *Cash Back* is in service since November 2003 and is available for Bancomer debit cards allowing for up to Ps. 1,000 in cash withdrawals at no cost when purchasing in affiliated outlets, such as supermarkets, department stores and pharmacies.

The daily cash disposal limit is based on the total amount taken from both, stores and automated teller machines, up to a maximum of Ps. 5,000 per day.

The benefit for Bancomer customers is to have access to a greater number of points of distribution and the benefit for the point of sale is the attraction of more clients by offering a wider array of services.

Bancomer launches updated version of *Cash Windows*

Bancomer, in an ongoing effort to launch innovative products and services, created a new version of *Cash Windows* offering the same functions as the previous version, i.e. accounts receivable, information on transactions, payroll disbursement, accounts payable, e-commerce and tax payments, but adds on new features.

The updated version offers greater value added services such as digitized copies of checks, specialized corporate collection, access to corporate financing schemes through electronic disposal of funds such as *Crédito Líquido* and *Crediproveedores*, and at no extra cost.

Bancomer's *Cash Windows* service is a market leader based on the number of users, as well as due to its most technologically advanced and user-friendly features.

Bancomer's commitment to education

Fundación Bancomer is in charge of Bancomer's not-for-profit efforts and is supporting a program called the "Children's Knowledge Olympics", organized by the Ministry of Education (SEP). The program offers scholarships of Ps. 1,000 per month throughout middle school to 550 sixth-grade students.

These prizes are offered to students that win the annual "Olympics" from 2002 to 2006. Furthermore, monthly scholarships of Ps. 1,200 are offered to a selection of these Olympic students determined by the Ministry of Education in order to continue their high school studies.

Fundación Bancomer also supports adult education by running 24 educational centers to prepare people with low income, offering them the opportunity to acquire new skills that can offer them an alternative to improve their lifestyle, even giving them the choice to start their own micro business.

The adult centers also have facilities for children under four years of age where there are reading and writing classes, as well as other types of schooling and manual arts classes.

Income Statement

Grupo Financiero BBVA Bancomer reported net income of Ps. 2,109 million in 4Q03, 12.6% higher than in 4Q02. For the full year 2003, net income was Ps. 7,653 million, equivalent to 10.6% growth over 2002.

Such favorable evolution of earnings is mostly attributable to the strengthening of core or recurrent income (net interest income before monetary effects, fees and expenses), which increased 23.9% from 2002 to 2003. Furthermore, the improvement in recurrent earnings has been driven mainly by net interest income, which implies that commercial activity is becoming the most significant driver of BBVA Bancomer's results.

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Monetary gain (loss)	245	122	39	18	(3)	898	176	(116.7%)	n.a.	(80.4%)
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,836**	**20,976**	**7.6%**	**1.4%**	**4.7%**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)	(45.1%)	(25.2%)	37.0%
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**	**22.3%**	**6.1%**	**(0.6%)**
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Trading income	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)	n.a.	n.a.	481.2%
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(762)	(776)	65.8%	(24.9%)	1.8%
Income before taxes	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**	**(6.2%)**	**(4.4%)**	**(0.4%)**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)	(53.3%)	17.6%	4.2%
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)	(7.7%)	(17.9%)	(3.7%)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**	**(0.4%)**	**0.3%**	**0.5%**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271	653.6%	n.a.	(232.8%)
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**	**9.0%**	**11.6%**	**6.9%**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(223)	0	n.a.	n.a.	n.a.
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**	**9.0%**	**11.6%**	**10.2%**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)	(77.4%)	(40.0%)	0.9%
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Net Interest Income

Net interest income before monetary result was Ps. 5,410 million in 4Q03, 6.3% higher than 4Q02, despite a 31.4% contraction in the average interbank interest rate (28-day TIIE) over the same period, supported by greater lending activity as well as improved funding.

The net interest margin before monetary effect was 4.8% in 4Q03, 32 basis points lower than 4Q02. After monetary effect, the margin contracted 57 basis points over 4Q02, given Ps. 248 million less in monetary gains due to lower inflation and a change in the integration of monetary assets and liabilities. Nonetheless, the margin was managed closely in order to weather out a 264 basis-point contraction in the average TIIE from 4Q02 to 4Q03, as well as a Ps. 53,719 million or 13.5% increase in average earning assets over the same period.

In 2003, net interest income before monetary effect was Ps. 20,800 million, that is, 8.7% or Ps. 1,662 million higher than in 2002. This favorable evolution in net interest income, despite a 137 basis-point or 16.8% drop in the average interbank interest rate for the same period, is attributable to the following factors:

a) Net interest income on loans and deposits was 10.7% or Ps. 1,878 million higher in 2003 than 2002, reflecting 3.8% growth in performing loans excluding Fobaproa/IPAB - highlighting the significant contribution to profitability of the consumer loan portfolio which was up 19.9% in 2003. Furthermore, savings and demand deposits in pesos increased 15.0% in 2003, while strict funding management has maintained demand deposits at approximately 50.0% of the deposit mix and reduced the total cost of funding by 107 basis points over the year to 38.9% of TIIE.

b) Net interest income on repurchase transactions dropped Ps. 289 million or 23.2% in 2003 as compared to 2002, mainly attributable to the impact of the yield curve beginning almost flat in the first quarter and then steepening along the year.

The net interest margin before monetary effect was 4.8% in 2003, 12 basis points higher than in 2002. After monetary result, the net interest margin stood at 4.9% for 2003, 6 basis points lower than the comparable margin for the previous year. The latter is due to Ps. 722 million or 80.4% lower monetary gains, as well as to a Ps. 24,455 million or 6.0% increase in average earning assets over the same period.

Also worth mentioning is the fact that the net interest margin after monetary effect as a percent of TIIE went from 60.5% in 2002 to 71.8% in 2003, largely achieved by growing the loan portfolio, namely consumer, as well as by improving funding.

Income Statement

Grupo Financiero BBVA Bancomer reported net income of Ps. 2,109 million in 4Q03, 12.6% higher than in 4Q02. For the full year 2003, net income was Ps. 7,653 million, equivalent to 10.6% growth over 2002.

Such favorable evolution of earnings is mostly attributable to the strengthening of core or recurrent income (net interest income before monetary effects, fees and expenses), which increased 23.9% from 2002 to 2003. Furthermore, the improvement in recurrent earnings has been driven mainly by net interest income, which implies that commercial activity is becoming the most significant driver of BBVA Bancomer's results.

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Monetary gain (loss)	245	122	39	18	(3)	898	176	(116.7%)	n.a.	(80.4%)
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**	**7.6%**	**1.4%**	**4.7%**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)	(45.1%)	(25.2%)	37.0%
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**	**22.3%**	**6.1%**	**(0.6%)**
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Trading income	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)	n.a.	n.a.	481.7%
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(762)	(776)	65.8%	(24.9%)	1.8%
Income before taxes	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**	**(6.2%)**	**(4.4%)**	**(0.4%)**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)	(53.3%)	17.6%	4.2%
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)	(7.7%)	(17.9%)	(3.7%)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**	**(0.4%)**	**0.3%**	**0.5%**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271	653.6%	n.a.	(232.8%)
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**	**9.0%**	**11.6%**	**6.9%**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(223)	0	n.a.	n.a.	n.a.
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**	**9.0%**	**11.6%**	**10.2%**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)	(77.4%)	(40.0%)	0.4%
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Net Interest Income

Net interest income before monetary result was Ps. 5,410 million in 4Q03, 6.3% higher than 4Q02, despite a 31.4% contraction in the average interbank interest rate (28-day TIIE) over the same period, supported by greater lending activity as well as improved funding.

The net interest margin before monetary effect was 4.8% in 4Q03, 32 basis points lower than 4Q02. After monetary effect, the margin contracted 57 basis points over 4Q02, given Ps. 248 million less in monetary gains due to lower inflation and a change in the integration of monetary assets and liabilities. Nonetheless, the margin was managed closely in order to weather out a 264 basis-point contraction in the average TIIE from 4Q02 to 4Q03, as well as a Ps. 53,719 million or 13.5% increase in average earning assets over the same period.

In 2003, net interest income before monetary effect was Ps. 20,800 million, that is, 8.7% or Ps. 1,662 million higher than in 2002. This favorable evolution in net interest income, despite a 137 basis-point or 16.8% drop in the average interbank interest rate for the same period, is attributable to the following factors:

a) Net interest income on loans and deposits was 10.7% or Ps. 1,878 million higher in 2003 than 2002, reflecting 3.8% growth in performing loans excluding Fobaproa/IPAB - highlighting the significant contribution to profitability of the consumer loan portfolio which was up 19.9% in 2003. Furthermore, savings and demand deposits in pesos increased 15.0% in 2003, while strict funding management has maintained demand deposits at approximately 50.0% of the deposit mix and reduced the total cost of funding by 107 basis points over the year to 38.9% of TIIE.

b) Net interest income on repurchase transactions dropped Ps. 289 million or 23.2% in 2003 as compared to 2002, mainly attributable to the impact of the yield curve beginning almost flat in the first quarter and then steepening along the year.

The net interest margin before monetary effect was 4.8% in 2003, 12 basis points higher than in 2002. After monetary result, the net interest margin stood at 4.9% for 2003, 6 basis points lower than the comparable margin for the previous year. The latter is due to Ps. 722 million or 80.4% lower monetary gains, as well as to a Ps. 24,455 million or 6.0% increase in average earning assets over the same period.

Also worth mentioning is the fact that the net interest margin after monetary effect as a percent of TIIE went from 60.5% in 2002 to 71.8% in 2003, largely achieved by growing the loan portfolio, namely consumer, as well as by improving funding.

Another relevant analysis is the contribution of credit interest income in pesos to net interest income in pesos, which went from 25.5% in 2002, to 31.3% a year later.

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net interest income on loans and deposits	**4,570**	**4,843**	**4,868**	**4,596**	**5,085**	**17,514**	**19,392**	**10.6%**	**11.3%**	**10.7%**
Interest income on loans and investments	8,598	9,171	8,146	7,426	8,365	33,099	33,108	12.6%	(2.7%)	0.0%
Interest expense on deposits and funding	(4,028)	(4,328)	(3,278)	(2,830)	(3,280)	(15,585)	(13,716)	15.9%	(18.6%)	(12.0%)
Net fee and commission income	**85**	**128**	**107**	**106**	**109**	**377**	**450**	**2.8%**	**28.2%**	**19.4%**
Fee and commission income	85	128	107	106	109	377	450	2.8%	28.2%	19.4%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repurchase transactions, net	**434**	**92**	**346**	**304**	**216**	**1,247**	**958**	**(28.9%)**	**(50.2%)**	**(23.2%)**
Interest income on repurchase transactions	5,007	4,388	4,275	3,455	3,654	17,317	15,772	5.8%	(27.0%)	(8.9%)
Interest expense on repurchase transactions	(4,573)	(4,296)	(3,929)	(3,151)	(3,438)	(16,070)	(14,814)	9.1%	(24.8%)	(7.8%)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Monetary gain (loss)	245	122	39	18	(3)	898	176	n.a.	n.a.	(80.4%)
Net interest income	***5,334***	***5,185***	***5,360***	***5,024***	***5,407***	***20,036***	***20,976***	***7.6%***	***1.4%***	***4.7%***
Average earning assets	397,305	414,782	422,817	426,978	451,024	406,591	431,046	5.6%	13.5%	6.0%
Net interest margin before monetary result (annualized) (%)	**5.1**	**4.9**	**5.0**	**4.7**	**4.8**	**4.7**	**4.8**	**2.3%**	**(6.4%)**	**2.5%**
Net interest margin (annualized) (%)	**5.4**	**5.0**	**5.1**	**4.7**	**4.8**	**4.9**	**4.9**	**1.9%**	**(10.7%)**	**(1.2%)**


8.2%
6.8%
8.4%
9.7%
6.7%
5.1%
5.8%
4.9%
4.9%
5.4%
5.0%
5.1%
4.7%
4.8%
2002
2003
4Q2
1Q03
2Q03
3Q03
4Q03
Average 28-day interbank rate (TIIE)
Net interest margin after monetary effect

Loan-loss Provisioning

In 4Q03 a total of Ps. 602 million in provisioning was charged through the Income Statement. Of this, 45.7% or Ps. 275 million was related to debtor support programs (Punto Final). The balance of mortgage loans subject to such programs was Ps. 25,257 million as of December 2003, 13.8% lower than in December 2002, and the balance of commercial lending dropped 43.2% over the year, to Ps. 301 million in December 2003. For the full year, the provisioning charge totaled Ps. 3,838 million, equivalent to 2.2% of total average loans excluding Fobaproa/IPAB.

The 4Q03 provisioning charge equals 1.4% of average performing loans excluding Fobaproa/IPAB as of December 2003 and the reserve coverage index was 146.6% as of the same date, an improvement over 119.7% in September 2003. The fourth quarter improvement is mainly attributable to greater collection, namely of mortgage loans, given a seasonal peak in liquidity in the system.

Grupo Financiero BBVA Bancomer **Loan-loss provisions** Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Beginning balance	13,298	12,835	12,459	12,314	11,377	15,563	12,835
Plus:							
Charge to income statement	805	1,042	1,099	1,095	602	2,802	3,838
Charge-off recoveries	111	29	45	8	219	240	301
Other	333	0	0	0	0	333	0
Minus:							
Charge-offs on credit cards	(100)	(189)	(83)	(40)	(214)	(433)	(526)
Charge-offs on consumer loans	(31)	(30)	(25)	(9)	(8)	(116)	(72)
Charge-offs on commercial loans	(484)	(515)	(548)	(1,467)	(568)	(1,921)	(3,098)
Charge-offs on mortgage loans	(604)	(410)	(277)	(324)	(1,757)	(2,156)	(2,768)
Applications to performing commercial loans (Punto Final)	(4)	(4)	(4)	(3)	(3)	(21)	(14)
Applications to performing mortgage loans (Punto Final)	(357)	(346)	(288)	(291)	(272)	(1,459)	(1,197)
Reserve applications	**(361)**	**(350)**	**(292)**	**(294)**	**(275)**	**(1,480)**	**(1,211)**
Monetary gain (loss)	(132)	47	(64)	94	68	3	145
Ending balance	**12,835**	**12,459**	**12,314**	**11,377**	**9,444**	**12,835**	**9,444**

Another relevant analysis is the contribution of credit interest income in pesos to net interest income in pesos, which went from 25.5% in 2002, to 31.3% a year later.

Grupo Financiero BBVA Bancomer Net interest margin *Millions of pesos*	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net interest income on loans and deposits	**4,570**	**4,843**	**4,868**	**4,596**	**5,085**	**17,514**	**19,392**	**10.6%**	**11.3%**	**10.7%**
Interest income on loans and investments	8,598	9,171	8,146	7,426	8,365	33,099	33,108	12.6%	(2.7%)	0.0%
Interest expense on deposits and funding	(4,028)	(4,328)	(3,278)	(2,830)	(3,280)	(15,585)	(13,716)	15.9%	(18.6%)	(12.0%)
Net fee and commission income	**85**	**128**	**107**	**106**	**109**	**377**	**450**	**2.8%**	**28.2%**	**19.4%**
Fee and commission income	85	128	107	106	109	377	450	2.8%	28.2%	19.4%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repurchase transactions, net	**434**	**92**	**346**	**304**	**216**	**1,247**	**958**	**(28.9%)**	**(50.2%)**	**(23.2%)**
Interest income on repurchase transactions	5,007	4,388	4,275	3,455	3,654	17,317	15,772	5.8%	(27.0%)	(8.9%)
Interest expense on repurchase transactions	(4,573)	(4,296)	(3,929)	(3,151)	(3,438)	(16,070)	(14,814)	9.1%	(24.8%)	(7.8%)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Monetary gain (loss)	245	122	39	18	(3)	898	176	n.a.	n.a.	(80.4%)
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**	**7.6%**	**1.4%**	**4.7%**
Average earning assets	397,305	414,782	422,817	426,978	451,024	406,591	431,046	5.6%	13.5%	6.0%
Net interest margin before monetary result (annualized) (%)	**5.1**	**4.9**	**5.0**	**4.7**	**4.8**	**4.7**	**4.8**	**2.3%**	**(6.4%)**	**2.5%**
Net interest margin (annualized) (%)	**5.4**	**5.0**	**5.1**	**4.7**	**4.8**	**4.9**	**4.9**	**1.9%**	**(10.7%)**	**(1.2%)**


8.2%
6.8%
8.4%
9.7%
6.7%
5.1%
5.8%
4.9%
4.9%
5.4%
5.0%
5.1%
4.7%
4.8%
2002
2003
4Q2
1Q03
2Q03
3Q03
4Q03
Average 28-day interbank rate (TIIE)
Net interest margin after monetary effect

Loan-loss Provisioning

In 4Q03 a total of Ps. 602 million in provisioning was charged through the Income Statement. Of this, 45.7% or Ps. 275 million was related to debtor support programs (Punto Final). The balance of mortgage loans subject to such programs was Ps. 25,257 million as of December 2003, 13.8% lower than in December 2002, and the balance of commercial lending dropped 43.2% over the year, to Ps. 301 million in December 2003. For the full year, the provisioning charge totaled Ps. 3,838 million, equivalent to 2.2% of total average loans excluding Fobaproa/IPAB.

The 4Q03 provisioning charge equals 1.4% of average performing loans excluding Fobaproa/IPAB as of December 2003 and the reserve coverage index was 146.6% as of the same date, an improvement over 119.7% in September 2003. The fourth quarter improvement is mainly attributable to greater collection, namely of mortgage loans, given a seasonal peak in liquidity in the system.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Beginning balance	13,298	12,835	12,459	12,314	11,377	15,563	12,835
Plus:							
Charge to income statement	805	1,042	1,099	1,095	602	2,802	3,838
Charge-off recoveries	111	29	45	8	219	240	301
Other	333	0	0	0	0	333	0
Minus:							
Charge-offs on credit cards	(100)	(189)	(83)	(40)	(214)	(433)	(526)
Charge-offs on consumer loans	(31)	(30)	(25)	(9)	(8)	(116)	(72)
Charge-offs on commercial loans	(484)	(515)	(548)	(1,467)	(568)	(1,921)	(3,098)
Charge-offs on mortgage loans	(604)	(410)	(277)	(324)	(1,757)	(2,156)	(2,768)
Applications to performing commercial loans (Punto Final)	(4)	(4)	(4)	(3)	(3)	(21)	(14)
Applications to performing mortgage loans (Punto Final)	(357)	(346)	(288)	(291)	(272)	(1,459)	(1,197)
Reserve applications	**(361)**	**(350)**	**(292)**	**(294)**	**(275)**	**(1,480)**	**(1,211)**
Monetary gain (loss)	(132)	47	(64)	94	68	3	145
Ending balance	**12,835**	**12,459**	**12,314**	**11,377**	**9,444**	**12,835**	**9,444**

Net Fee and Commission Income

Fee and commission income in 4Q03 was Ps. 3,520 million, a 10.4% or Ps. 331 million increase over 4Q02, of which 51.7% is explained by higher credit and debit card fees, 24.2% due to money remittance fees, and 10.6% due to account management fees, the three strongest performers.

The solid performance in fees reflects growth in transaction volumes. For example, from 3Q03 to 4Q03 the average monthly new credit card issuance was 40.7% higher, in tandem with a 12.0% increase in billing. Furthermore, commercial banking transactions were up 9.0% over the same period.

For 2003, net fee and commission income was Ps. 13,987 million, 10.9% greater than in 2002, highlighting growth of 33.0% in credit and debit cards, 18.5% in money remittances and 8.0% in account management fees.

The focus on fee income generation, together with a constant effort to control expenses, has been reflected in an improvement in the fee to expense ratio, which went from 66.4% in 4Q02 to 69.3% in 4Q03, and from 2002 to 2003, increased from 65.5% to 72.5%.

Despite the fact that fees have become a significant source of income, it has not come at the expense of increasing net interest income, as proven by the income mix. As of 2002, 60.3% of income streams (i.e. net interest income before monetary effect plus fees) stemmed from net interest income, whereas 39.7% from fees. In 2003, this mix has remained practically the same, at 59.8% and 40.2%, respectively.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**	**(9.2%)**	**10.4%**	**10.9%**
Credit and debit cards	760	781	836	844	931	2,551	3,392	10.3%	22.5%	33.0%
Account management	661	589	612	762	696	2,462	2,659	(8.7%)	5.3%	8.0%
Pension fund and SAR management	485	804	474	832	453	2,602	2,563	(45.6%)	(6.6%)	(1.5%)
Money transfers and remittances	493	472	511	566	573	1,790	2,122	1.2%	16.2%	18.5%
Mutual fund management	348	295	343	361	351	1,402	1,350	(2.8%)	0.9%	(3.7%)
ATMs	195	168	178	195	194	718	735	(0.5%)	(0.5%)	2.4%
Insurance	112	131	116	131	130	478	508	(0.8%)	16.1%	6.3%
Annuities and other	135	133	147	186	192	610	658	3.2%	42.2%	7.9%

Trading Income

Trading income came in at Ps. 451 million in 4Q03, which breaks down into Ps. 257 million in securities trading gains and Ps. 194 million in income from foreign exchange trading. The latter was up 14.8% compared to 3Q03 given greater volatility in the peso/dollar exchange rate during the quarter leading to more attractive spreads.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Trading income	**149**	**24**	**765**	**10**	**451**	**1,379**	**1,250**	**n.a.**	**202.7%**	**(9.4%)**
Securities trading	(59)	(252)	570	(159)	257	403	416	n.a.	n.a.	3.2%
Foreign exchange trading	208	276	195	169	194	976	834	14.8%	(6.7%)	(14.5%)

As of December 2003, the trading portfolio totaled Ps. 123,446 million, of which 84.9% is invested in government bonds, 8.4% in bank bonds, 5.4% in other debt securities, and 1.3% in equities.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other Debt Securities	Equity	Total
Securities for trading	63,281	10,333	5,372	176	79,162
Securities for sale	24	0	1,151	1,414	2,589
Securities held to maturity	41,461	0	234	0	41,695
Total	**104,766**	**10,333**	**6,757**	**1,590**	**123,446**

Non-Interest Expense

Non-interest expense was Ps. 5,079 million in 4Q03, 5.8% higher than in 4Q02, attributable to seasonally increased levels of activity. For example, manageable expenses were affected by advertising and publicity efforts to boost consumer lending, namely credit cards, while non-manageable expenses reflect a seasonally higher deposit insurance contribution (IPAB quota) which increased 13.5% over the same quarter.

Net Fee and Commission Income

Fee and commission income in 4Q03 was Ps. 3,520 million, a 10.4% or Ps. 331 million increase over 4Q02, of which 51.7% is explained by higher credit and debit card fees, 24.2% due to money remittance fees, and 10.6% due to account management fees, the three strongest performers.

The solid performance in fees reflects growth in transaction volumes. For example, from 3Q03 to 4Q03 the average monthly new credit card issuance was 40.7% higher, in tandem with a 12.0% increase in billing. Furthermore, commercial banking transactions were up 9.0% over the same period.

For 2003, net fee and commission income was Ps. 13,987 million, 10.9% greater than in 2002, highlighting growth of 33.0% in credit and debit cards, 18.5% in money remittances and 8.0% in account management fees.

The focus on fee income generation, together with a constant effort to control expenses, has been reflected in an improvement in the fee to expense ratio, which went from 66.4% in 4Q02 to 69.3% in 4Q03, and from 2002 to 2003, increased from 65.5% to 72.5%.

Despite the fact that fees have become a significant source of income, it has not come at the expense of increasing net interest income, as proven by the income mix. As of 2002, 60.3% of income streams (i.e. net interest income before monetary effect plus fees) stemmed from net interest income, whereas 39.7% from fees. In 2003, this mix has remained practically the same, at 59.8% and 40.2%, respectively.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**	**(9.2%)**	**10.4%**	**10.9%**
Credit and debit cards	760	781	836	844	931	2,551	3,392	10.3%	22.5%	33.0%
Account management	661	589	612	762	696	2,462	2,659	(8.7%)	5.3%	8.0%
Pension fund and SAR management	485	804	474	832	453	2,602	2,563	(45.6%)	(6.6%)	(1.5%)
Money transfers and remittances	493	472	511	566	573	1,790	2,122	1.2%	16.2%	18.5%
Mutual fund management	348	295	343	361	351	1,402	1,350	(2.8%)	0.9%	(3.7%)
ATMs	195	168	178	195	194	718	735	(0.5%)	(0.5%)	2.4%
Insurance	112	131	116	131	130	478	508	(0.8%)	16.1%	6.3%
Annuities and other	135	133	147	186	192	610	658	3.2%	42.2%	7.9%

Trading Income

Trading income came in at Ps. 451 million in 4Q03, which breaks down into Ps. 257 million in securities trading gains and Ps. 194 million in income from foreign exchange trading. The latter was up 14.8% compared to 3Q03 given greater volatility in the peso/dollar exchange rate during the quarter leading to more attractive spreads.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Trading income	**149**	**24**	**765**	**10**	**451**	**1,379**	**1,250**	**n.a.**	**202.7%**	**(9.4%)**
Securities trading	(59)	(252)	570	(159)	257	403	416	n.a.	n.a.	3.2%
Foreign exchange trading	208	276	195	169	194	976	834	14.8%	(6.7%)	(14.5%)

As of December 2003, the trading portfolio totaled Ps. 123,446 million, of which 84.9% is invested in government bonds, 8.4% in bank bonds, 5.4% in other debt securities, and 1.3% in equities.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other Debt Securities	Equity	Total
Securities for trading	63,281	10,333	5,372	176	79,162
Securities for sale	24	0	1,151	1,414	2,589
Securities held to maturity	41,461	0	234	0	41,695
Total	**104,766**	**10,333**	**6,757**	**1,590**	**123,446**

Non-Interest Expense

Non-interest expense was Ps. 5,079 million in 4Q03, 5.8% higher than in 4Q02, attributable to seasonally increased levels of activity. For example, manageable expenses were affected by advertising and publicity efforts to boost consumer lending, namely credit cards, while non-manageable expenses reflect a seasonally higher deposit insurance contribution (IPAB quota) which increased 13.5% over the same quarter.

In 2003, total non-interest expense was Ps. 19,296 million, almost flat as compared to 2002. This was mainly achieved by controlling manageable expenses (such as salaries and administrative and operating expense) which was up only slightly over the year, i.e., 0.2%.

The favorable evolution in expenses over the year, despite a significant increase in business activity, has allowed for improvement in the efficiency ratio which dropped from 55.4% in 4Q02 to 54.2% in 4Q03 and contracted 3.3 percentage points from 2002 to 2003 to close at an historic minimum of 53.3%.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Non-interest expense	4,800	4,634	4,761	4,822	5,079	19,245	19,296	5.3%	5.8%	0.3%
Wages and employee benefits (A)	2,099	2,183	2,187	2,202	2,218	8,781	8,790	0.7%	5.7%	0.1%
Administrative and operating expense (B)	1,450	1,255	1,340	1,407	1,591	5,571	5,593	13.1%	9.7%	0.4%
Manageable expense (A+B)	*3,549*	*3,438*	*3,527*	*3,609*	*3,809*	*14,352*	*14,383*	*5.5%*	*7.3%*	*0.2%*
Rents, depreciation and amortization (C)	609	548	587	578	608	2,435	2,321	5.2%	(0.2%)	(4.7%)
VAT and other taxes (D)	286	260	274	258	258	1,025	1,050	0.0%	(9.8%)	2.4%
Deposit insurance fee (IPAB) (E)	356	388	373	377	404	1,433	1,542	7.2%	13.5%	7.6%
Non-manageable expense (C+D+E)	*1,251*	*1,196*	*1,234*	*1,213*	*1,270*	*4,893*	*4,913*	*4.7%*	*1.5%*	*0.4%*

Ps. 7 million of Rents, depreciation and amortization and Ps. 86 million of VAT and other taxes were reclassified as Administrative and operating expense in 3Q03.

Recurrent Income Breakdown Analysis

In 2003 recurrent income (including net interest income before monetary effect, fees and expenses) has shown favorable results, increasing by Ps. 2,985 million over 2002. Of this incremental income, 55.7% is explained by growth in net interest income before monetary effect, 46.0% by greater fee and commission income, and a 1.7% reduction from a slight increase in expenses. The visible trend is an evolution of the business towards a greater component of profitability by growing income rather than by reducing expenses.

When analyzing recurrent income line items as a percentage of total average assets, there has been a positive evolution in the net interest margin before monetary effect, going from 4.2% in 2002 to 4.4% in 2003. Also, fee income has improved as a percent of total average assets, from 2.8% in 2002 to 3.0% at year-end 2003. And finally, expenses have come down as a percent of assets, from 4.2% in 2002 to 4.1% in 2003.

Thus, core earnings in 2003 equal 3.3% of total average assets, 60 basis points higher than in 2002, as a result of the strict management of recurring line items on the Income Statement.

Net recurrent income increased 10.7% from 4Q02 to 4Q03 and 23.9% from 2002 to 2003. This shows the strength of the manageable line items of the business, as well as a strategy of stabilizing growth.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Net interest income before monetary gain (loss)	5,089	5,063	5,321	5,006	5,410	19,138	20,800
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987
Total revenues (A)	8,278	8,436	8,538	8,883	8,930	31,751	34,787
Total expense (B)	4,800	4,634	4,761	4,822	5,079	19,245	19,296
Core earnings (A-B)	**3,478**	**3,802**	**3,777**	**4,061**	**3,851**	**12,506**	**15,491**
Total average assets (TAAs)	448,458	460,104	466,739	468,691	489,541	455,807	472,234
Net interest income before monetary gain (loss) / TAAs	4.5%	4.4%	4.6%	4.3%	4.4%	4.2%	4.4%
Net fee and commission income / TAAs	2.8%	2.9%	2.8%	3.3%	2.9%	2.8%	3.0%
Total revenues / TAAs (C)	7.4%	7.3%	7.3%	7.6%	7.3%	7.0%	7.4%
Total expense / TAAs (D)	4.3%	4.0%	4.1%	4.1%	4.2%	4.2%	4.1%
Core earnings / TAAs (C-D)	**3.1%**	**3.3%**	**3.2%**	**3.5%**	**3.1%**	**2.7%**	**3.3%**

In 2003, total non-interest expense was Ps. 19,296 million, almost flat as compared to 2002. This was mainly achieved by controlling manageable expenses (such as salaries and administrative and operating expense) which was up only slightly over the year, i.e., 0.2%.

The favorable evolution in expenses over the year, despite a significant increase in business activity, has allowed for improvement in the efficiency ratio which dropped from 55.4% in 4Q02 to 54.2% in 4Q03 and contracted 3.3 percentage points from 2002 to 2003 to close at an historic minimum of 53.3%.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003	4Q03/ 3Q03	4Q03/ 4Q02	12M03/ 12M02
Non-interest expense	**4,800**	**4,634**	**4,761**	**4,822**	**5,079**	**19,245**	**19,296**	**5.3%**	**5.8%**	**0.3%**
Wages and employee benefits (A)	2,099	2,183	2,187	2,202	2,218	8,781	8,790	0.7%	5.7%	0.1%
Administrative and operating expense (B)	1,450	1,255	1,340	1,407	1,591	5,571	5,593	13.1%	9.7%	0.4%
Manageable expense (A+B)	*3,549*	*3,438*	*3,527*	*3,609*	*3,809*	*14,352*	*14,383*	*5.5%*	*7.3%*	*0.2%*
Rents, depreciation and amortization (C)	609	548	587	578	608	2,435	2,321	5.2%	(0.2%)	(4.7%)
VAT and other taxes (D)	286	260	274	258	258	1,025	1,050	0.0%	(9.8%)	2.4%
Deposit insurance fee (IPAB) (E)	356	388	373	377	404	1,433	1,542	7.2%	13.5%	7.6%
Non-manageable expense (C+D+E)	*1,251*	*1,196*	*1,234*	*1,213*	*1,270*	*4,893*	*4,913*	*4.7%*	*1.5%*	*0.4%*

Ps. 7 million of Rents, depreciation and amortization and Ps. 86 million of VAT and other taxes were reclassified as Administrative and operating expense in 3Q03.

Recurrent Income Breakdown Analysis

In 2003 recurrent income (including net interest income before monetary effect, fees and expenses) has shown favorable results, increasing by Ps. 2,985 million over 2002. Of this incremental income, 55.7% is explained by growth in net interest income before monetary effect, 46.0% by greater fee and commission income, and a 1.7% reduction from a slight increase in expenses. The visible trend is an evolution of the business towards a greater component of profitability by growing income rather than by reducing expenses.

When analyzing recurrent income line items as a percentage of total average assets, there has been a positive evolution in the net interest margin before monetary effect, going from 4.2% in 2002 to 4.4% in 2003. Also, fee income has improved as a percent of total average assets, from 2.8% in 2002 to 3.0% at year-end 2003. And finally, expenses have come down as a percent of assets, from 4.2% in 2002 to 4.1% in 2003.

Thus, core earnings in 2003 equal 3.3% of total average assets, 60 basis points higher than in 2002, as a result of the strict management of recurring line items on the Income Statement.

Net recurrent income increased 10.7% from 4Q02 to 4Q03 and 23.9% from 2002 to 2003. This shows the strength of the manageable line items of the business, as well as a strategy of stabilizing growth.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Net interest income before monetary gain (loss)	5,089	5,063	5,321	5,006	5,410	19,138	20,800
Net fee and commission income	3,189	3,373	3,217	3,877	3,520	12,613	13,987
Total revenues (A)	8,278	8,436	8,538	8,883	8,930	31,751	34,787
Total expense (B)	4,800	4,634	4,761	4,822	5,079	19,245	19,296
Core earnings (A-B)	**3,478**	**3,802**	**3,777**	**4,061**	**3,851**	**12,506**	**15,491**
Total average assets (TAAs)	448,458	460,104	466,739	468,691	489,541	455,807	472,234
Net interest income before monetary gain (loss) / TAAs	4.5%	4.4%	4.6%	4.3%	4.4%	4.2%	4.4%
Net fee and commission income / TAAs	2.8%	2.9%	2.8%	3.3%	2.9%	2.8%	3.0%
Total revenues / TAAs (C)	7.4%	7.3%	7.3%	7.6%	7.3%	7.0%	7.4%
Total expense / TAAs (D)	4.3%	4.0%	4.1%	4.1%	4.2%	4.2%	4.1%
Core earnings / TAAs (C-D)	**3.1%**	**3.3%**	**3.2%**	**3.5%**	**3.1%**	**2.7%**	**3.3%**

Business Volumes

Loan Portfolio

Total performing loans excluding Fobaproa/IPAB increased 6.1% or Ps. 9,868 million in 4Q03. For 2003, the increase was 3.8% or Ps. 6,338 million, reflecting strong loan portfolio performance despite the accelerated amortization of UDI trusts.

Performing loans excluding UDI trusts

Performing loans excluding UDI trusts were 9.0% or Ps. 11,067 million higher in December 2003 than September 2003 and increased 9.7% over 2003, to total Ps. 133,371 million.

The main driver for this growth was consumer loan balances, which reached Ps. 25,130 million as of December 2003, 7.2% over the previous quarter and 19.9% higher than December 2002. The breakdown of consumer lending has changed given a diversification strategy throughout the year. Therefore, 70.5% of total consumer loan balances in December 2003 were attributable to credit cards, whereas in 2002 this figure was 74.0%. Sustained growth in consumer loans is also attributable to increasing numbers of new loans (credit cards, auto loans and payroll loans) per quarter, from 216,683 in 4Q02, to 359,929 in 3Q03 and 471,108 in 4Q03, i.e. quarterly growth of 30.9% and annual growth of 117.4%.

Commercial lending increased 5.4% in 4Q03, based on 9.3% growth in the peso book and 0.2% in dollar lending. For the full year 2003, commercial loans in pesos also fared well, growing 16.1%. It is worth highlighting that the mid-sized company segment has increased its contribution to commercial lending through campaigns to promote greater client proximity by offering specialized added value products and services tailored to the segment's needs. As a result, the Mid Sized Company lending portfolio, which in December 2003 equaled 33.5% of the total commercial book versus 28.5% in December 2002, showed growth of 15.6% for 4Q03 and 19.3% for 2003.

Mortgage loans this quarter increased Ps. 122 million or 1.2%, reflecting a gradual recovery of the mortgage market. And, finally, government lending increased 32.2% or Ps. 6,254 million in 4Q03, mostly related to loans to state industrial companies.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Commercial	68,484	64,698	66,546	66,046	69,614	(0.8%)	5.4%	0.8%	1.7%
Pesos	*35,328*	*33,890*	*35,961*	*37,521*	*41,021*	*4.3%*	*9.3%*	*5.7%*	*16.1%*
Dollars	*33,156*	*30,808*	*30,585*	*28,525*	*28,593*	*(6.7%)*	*0.2%*	*(3.9%)*	*(13.8%)*
Financial institutions	1,332	1,003	1,471	1,565	602	6.4%	(61.5%)	69.5%	(54.8%)
Consumer	20,967	20,632	22,028	23,453	25,130	6.5%	7.2%	4.4%	19.9%
Mortgage	10,773	9,904	9,951	10,450	10,572	5.0%	1.2%	(4.1%)	(1.9%)
Subtotal private sector loans	**101,556**	**96,237**	**99,996**	**101,514**	**105,918**	**1.5%**	**4.3%**	**1.5%**	**4.3%**
Government	17,911	18,020	18,352	19,403	25,657	5.7%	32.2%	8.2%	43.2%
Government support programs	2,100	2,617	954	1,387	1,796	45.4%	29.5%	36.6%	(14.5%)
Subtotal government loans	**20,011**	**20,637**	**19,306**	**20,790**	**27,453**	**7.7%**	**32.0%**	**10.6%**	**37.2%**
Total performing loans ex UDI trusts	**121,567**	**116,874**	**119,302**	**122,304**	**133,371**	**2.5%**	**9.0%**	**2.9%**	**9.7%**
Commercial UDI trusts	133	123	113	103	93	(8.8%)	(9.7%)	(84.6%)	(30.1%)
Mortgage UDI trusts	30,719	28,777	27,989	26,963	26,262	(3.7%)	(2.6%)	(3.1%)	(14.5%)
Government UDI trusts	12,420	12,307	12,120	11,939	11,451	(1.5%)	(4.1%)	(1.4%)	(7.8%)
Subtotal UDI trusts	**43,272**	**41,207**	**40,222**	**39,005**	**37,806**	**(3.0%)**	**(3.1%)**	**(4.2%)**	**(12.6%)**
Total performing loans including UDI trusts	**164,839**	**158,081**	**159,524**	**161,309**	**171,177**	**1.1%**	**6.1%**	**1.0%**	**3.8%**

Performing loans in UDI trusts

Performing UDI trust loan balances continue to decrease significantly. In 4Q03, commercial loans dropped 9.7%, mortgages decreased 2.6% and government loans were 4.1% lower, therefore leading to an overall 3.1% reduction in UDI trusts for the quarter. Over the past twelve months, UDI trust balances have come down 12.6% or Ps. 5,466 million. Over this same period, mortgages have dropped Ps. 4,457 million or 14.5%, while commercial and government loans were Ps. 40 million (30.1%) and Ps. 969 million (7.8%) lower, respectively.

Deposits

Branch deposits in pesos increased 8.7% in 4Q03, mainly attributable to 20.3% growth in demand deposits. The fourth quarter is typically seasonally favorable for deposit volumes given a peak in liquidity in the system due to the payment of Christmas bonuses, as well as to greater commercial activity. Additionally, demand deposits were boosted with year-end campaigning in the savings product *El Libretón* offering a greater number of prizes.

Generally, clients seek the best investment option between time deposits and mutual funds, therefore it is important to analyze performance together. Thus, in November there was a campaign called *Invierte y Gana* where clients participated in a raffle of a new home and received a gift for every Ps. 75,000 invested in notes or Cedes, allowing for 3.5% growth in

Business Volumes

Loan Portfolio

Total performing loans excluding Fobaproa/IPAB increased 6.1% or Ps. 9,868 million in 4Q03. For 2003, the increase was 3.8% or Ps. 6,338 million, reflecting strong loan portfolio performance despite the accelerated amortization of UDI trusts.

Performing loans excluding UDI trusts

Performing loans excluding UDI trusts were 9.0% or Ps. 11,067 million higher in December 2003 than September 2003 and increased 9.7% over 2003, to total Ps. 133,371 million.

The main driver for this growth was consumer loan balances, which reached Ps. 25,130 million as of December 2003, 7.2% over the previous quarter and 19.9% higher than December 2002. The breakdown of consumer lending has changed given a diversification strategy throughout the year. Therefore, 70.5% of total consumer loan balances in December 2003 were attributable to credit cards, whereas in 2002 this figure was 74.0%. Sustained growth in consumer loans is also attributable to increasing numbers of new loans (credit cards, auto loans and payroll loans) per quarter, from 216,683 in 4Q02, to 359,929 in 3Q03 and 471,108 in 4Q03, i.e. quarterly growth of 30.9% and annual growth of 117.4%.

Commercial lending increased 5.4% in 4Q03, based on 9.3% growth in the peso book and 0.2% in dollar lending. For the full year 2003, commercial loans in pesos also fared well, growing 16.1%. It is worth highlighting that the mid-sized company segment has increased its contribution to commercial lending through campaigns to promote greater client proximity by offering specialized added value products and services tailored to the segment's needs. As a result, the Mid Sized Company lending portfolio, which in December 2003 equaled 33.5% of the total commercial book versus 28.5% in December 2002, showed growth of 15.6% for 4Q03 and 19.3% for 2003.

Mortgage loans this quarter increased Ps. 122 million or 1.2%, reflecting a gradual recovery of the mortgage market. And, finally, government lending increased 32.2% or Ps. 6,254 million in 4Q03, mostly related to loans to state industrial companies.

Grupo Financiero BBVA Bancomer **Performing loans, excluding Fobaproa** Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Commercial	68,484	64,698	66,546	66,046	69,614	(0.8%)	5.4%	0.8%	1.7%
Pesos	*35,328*	*33,890*	*35,961*	*37,521*	*41,021*	*4.3%*	*9.3%*	*5.7%*	*16.1%*
Dollars	*33,156*	*30,808*	*30,585*	*28,525*	*28,593*	*(6.7%)*	*0.2%*	*(3.9%)*	*(13.8%)*
Financial institutions	1,332	1,003	1,471	1,565	602	*6.4%*	(61.5%)	*69.5%*	*(54.8%)*
Consumer	20,967	20,632	22,028	23,453	25,130	6.5%	7.2%	4.4%	19.9%
Mortgage	10,773	9,904	9,951	10,450	10,572	5.0%	1.2%	(4.1%)	(1.9%)
Subtotal private sector loans	**101,556**	**96,237**	**99,996**	**101,514**	**105,918**	**1.5%**	**4.3%**	**1.5%**	**4.3%**
Government	17,911	18,020	18,352	19,403	25,657	5.7%	32.2%	8.2%	43.2%
Government support programs	2,100	2,617	954	1,387	1,796	45.4%	29.5%	36.6%	(14.5%)
Subtotal government loans	**20,011**	**20,637**	**19,306**	**20,790**	**27,453**	**7.7%**	**32.0%**	**10.6%**	**37.2%**
Total performing loans ex UDI trusts	**121,567**	**116,874**	**119,302**	**122,304**	**133,371**	**2.5%**	**9.0%**	**2.9%**	**9.7%**
Commercial UDI trusts	133	123	113	103	93	(8.8%)	(9.7%)	(84.6%)	(30.1%)
Mortgage UDI trusts	30,719	28,777	27,989	26,963	26,262	(3.7%)	(2.6%)	(3.1%)	(14.5%)
Government UDI trusts	12,420	12,307	12,120	11,939	11,451	(1.5%)	(4.1%)	(1.4%)	(7.8%)
Subtotal UDI trusts	**43,272**	**41,207**	**40,222**	**39,005**	**37,806**	**(3.0%)**	**(3.1%)**	**(4.2%)**	**(12.6%)**
Total performing loans including UDI trusts	**164,839**	**158,081**	**159,524**	**161,309**	**171,177**	**1.1%**	**6.1%**	**1.0%**	**3.8%**

Performing loans in UDI trusts

Performing UDI trust loan balances continue to decrease significantly. In 4Q03, commercial loans dropped 9.7%, mortgages decreased 2.6% and government loans were 4.1% lower, therefore leading to an overall 3.1% reduction in UDI trusts for the quarter. Over the past twelve months, UDI trust balances have come down 12.6% or Ps. 5,466 million. Over this same period, mortgages have dropped Ps. 4,457 million or 14.5%, while commercial and government loans were Ps. 40 million (30.1%) and Ps. 969 million (7.8%) lower, respectively.

Deposits

Branch deposits in pesos increased 8.7% in 4Q03, mainly attributable to 20.3% growth in demand deposits. The fourth quarter is typically seasonally favorable for deposit volumes given a peak in liquidity in the system due to the payment of Christmas bonuses, as well as to greater commercial activity. Additionally, demand deposits were boosted with year-end campaigning in the savings product *El Libretón* offering a greater number of prizes.

Generally, clients seek the best investment option between time deposits and mutual funds, therefore it is important to analyze performance together. Thus, in November there was a campaign called *Invierte y Gana* where clients participated in a raffle of a new home and received a gift for every Ps. 75,000 invested in notes or Cedes, allowing for 3.5% growth in

branch time deposit balances in 4Q03 worth Ps. 5,357 million. On the other hand, mutual fund balances dropped Ps. 2,384 million given the rise in medium and long term interest rates, although equity mutual funds attracted an additional Ps. 189 million on the back of expectations of improvement in the equity markets.

Finally, total branch funding in 2003 increased by Ps. 35,166 million or 9.5%, highlighting the strongest component which was 15.3% growth in demand deposits in line with the effort to improve the funding mix.

Grupo Financiero BBVA Bancomer Total deposits and customer funds Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Demand	155,973	151,720	150,016	149,525	179,824	(0.3%)	20.3%	7.4%	15.3%
Time (Branch network)	147,452	162,641	148,414	152,832	158,189	3.0%	3.5%	(5.3%)	7.3%
Fixed-income mutual funds	65,015	56,999	77,399	68,049	65,665	(12.1%)	(3.5%)	6.3%	1.0%
Equity mutual funds	2,972	2,595	2,647	2,711	2,900	2.4%	7.0%	(10.1%)	(2.4%)
Branch deposits	**371,412**	**373,955**	**378,476**	**373,117**	**406,578**	**(1.4%)**	**9.0%**	**1.7%**	**9.5%**
Branch deposits in pesos	*343,997*	*338,575*	*353,655*	*344,283*	*374,271*	*(2.7%)*	*8.7%*	*5.2%*	*8.8%*
Branch deposits in dollars	*27,415*	*35,380*	*24,821*	*28,834*	*32,307*	*16.2%*	*12.0%*	*(28.6%)*	*17.8%*
Time (Treasury)	25,087	54,988	30,399	22,648	23,142	(25.5%)	2.2%	(29.0%)	(7.8%)
Total deposits	**396,499**	**428,943**	**408,875**	**395,765**	**429,720**	**(3.2%)**	**8.6%**	**(1.0%)**	**8.4%**

Asset Quality

Non-performing loans

Past-due loans decreased Ps. 3,065 million or 32.2% from 3Q03 to 4Q03, to Ps. 6,440 million, owing to recovery efforts in the loan portfolio. Additionally mortgage loans worth Ps. 1,337 million were sold.

In the past twelve months, non-performing loans are down 43.4%, in spite of the effect of increased past-due loan balances as a result of the change in regulation of mortgage loans as of January 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Commercial	4,874	4,646	3,847	2,468	1,277	(35.8%)	(48.3%)	(7.4%)	(73.8%)
Financial institutions	2	2	1	2	2	100.0%	0.0%	n.a.	0.0%
Consumer	1,114	1,074	1,221	1,363	1,332	11.6%	(2.3%)	10.4%	19.6%
Mortgage	5,392	6,651	6,216	5,672	3,829	(8.8%)	(32.5%)	(9.9%)	(29.0%)
Total non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**	**(15.8%)**	**(32.2%)**	**(7.2%)**	**(43.4%)**

Non-performing mortgage loan balances are not comparable from 4Q02 to 4Q03 given a change in the National Banking and Securities Commission (CNBV) regulation as of January 1, 2003, which classifies outstanding balances as past-due after 90 days instead of 150 days. The effect of this change in 4Q03 is Ps. 478 million of additional non-performing mortgage loans. The adjusted past-due mortgage loan ratio would be 8.2% instead of 9.4% as of December 2003.

Grupo Financiero BBVA Bancomer Past-due loan ratio Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Non-performing mortgage loans	5,392	6,651	6,216	5,672	3,829
Total mortgage loans	46,884	45,332	44,156	43,085	40,663
Past-due mortgage loan ratio	11.5%	14.7%	14.1%	13.2%	9.4%
Past-due mortgage loan ratio without change in regulation	11.5%	12.5%	12.1%	11.6%	8.2%
Total non-performing loans	11,382	12,373	11,285	9,505	6,440
Total loans, excluding Fobaproa	176,221	170,454	170,809	170,814	177,617
Total past-due loan ratio, excluding Fobaproa	6.5%	7.3%	6.6%	5.6%	3.6%
Total past-due loan ratio without change in regulation	6.5%	6.7%	6.1%	5.2%	3.4%

Loan portfolio rating

As of December 2003, the regulatory reserve requirements totaled Ps. 9,444 million, including 100.0% coverage of past-due interest payments.

Loans rated A increased Ps. 11,964 million in 4Q03 to become 92.6% of total loans as of December 2003 compared to 91.0% as of September 2003. All other rated loans were reduced, i.e. loans rated B decreased 11.4%, loans rated C went down 10.4%, loans rated D dropped 29.5% and E loans decreased 26.4%.

branch time deposit balances in 4Q03 worth Ps. 5,357 million. On the other hand, mutual fund balances dropped Ps. 2,384 million given the rise in medium and long term interest rates, although equity mutual funds attracted an additional Ps. 189 million on the back of expectations of improvement in the equity markets.

Finally, total branch funding in 2003 increased by Ps. 35,166 million or 9.5%, highlighting the strongest component which was 15.3% growth in demand deposits in line with the effort to improve the funding mix.

Grupo Financiero BBVA Bancomer Total deposits and customer funds Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Demand	155,973	151,720	150,016	149,525	179,824	(0.3%)	20.3%	7.4%	15.3%
Time (Branch network)	147,452	162,641	148,414	152,832	158,189	3.0%	3.5%	(5.3%)	7.3%
Fixed-income mutual funds	65,015	56,999	77,399	68,049	65,665	(12.1%)	(3.5%)	6.3%	1.0%
Equity mutual funds	2,972	2,595	2,647	2,711	2,900	2.4%	7.0%	(10.1%)	(2.4%)
Branch deposits	**371,412**	**373,955**	**378,476**	**373,117**	**406,578**	**(1.4%)**	**9.0%**	**1.7%**	**9.5%**
Branch deposits in pesos	*343,997*	*338,575*	*353,655*	*344,283*	*374,271*	*(2.7%)*	*8.7%*	*5.2%*	*8.8%*
Branch deposits in dollars	*27,415*	*35,380*	*24,821*	*28,834*	*32,307*	*16.2%*	*12.0%*	*(28.6%)*	*17.8%*
Time (Treasury)	25,087	54,988	30,399	22,648	23,142	(25.5%)	2.2%	(29.0%)	(7.8%)
Total deposits	**396,499**	**428,943**	**408,875**	**395,765**	**429,720**	**(3.2%)**	**8.6%**	**(1.0%)**	**8.4%**

Asset Quality

Non-performing loans

Past-due loans decreased Ps. 3,065 million or 32.2% from 3Q03 to 4Q03, to Ps. 6,440 million, owing to recovery efforts in the loan portfolio. Additionally mortgage loans worth Ps. 1,337 million were sold.

In the past twelve months, non-performing loans are down 43.4%, in spite of the effect of increased past-due loan balances as a result of the change in regulation of mortgage loans as of January 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Commercial	4,874	4,646	3,847	2,468	1,277	(35.8%)	(48.3%)	(7.4%)	(73.8%)
Financial institutions	2	2	1	2	2	100.0%	0.0%	n.a.	0.0%
Consumer	1,114	1,074	1,221	1,363	1,332	11.6%	(2.3%)	10.4%	19.6%
Mortgage	5,392	6,651	6,216	5,672	3,829	(8.8%)	(32.5%)	(9.9%)	(29.0%)
Total non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**	**(15.8%)**	**(32.2%)**	**(7.2%)**	**(43.4%)**

Non-performing mortgage loan balances are not comparable from 4Q02 to 4Q03 given a change in the National Banking and Securities Commission (CNBV) regulation as of January 1, 2003, which classifies outstanding balances as past-due after 90 days instead of 150 days. The effect of this change in 4Q03 is Ps. 478 million of additional non-performing mortgage loans. The adjusted past-due mortgage loan ratio would be 8.2% instead of 9.4% as of December 2003.

Grupo Financiero BBVA Bancomer Past-due loan ratio Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Non-performing mortgage loans	5,392	6,651	6,216	5,672	3,829
Total mortgage loans	46,884	45,332	44,156	43,085	40,663
Past-due mortgage loan ratio	11.5%	14.7%	14.1%	13.2%	9.4%
Past-due mortgage loan ratio without change in regulation	11.5%	12.5%	12.1%	11.6%	8.2%
Total non-performing loans	11,382	12,373	11,285	9,505	6,440
Total loans, excluding Fobaproa	176,221	170,454	170,809	170,814	177,617
Total past-due loan ratio, excluding Fobaproa	6.5%	7.3%	6.6%	5.6%	3.6%
Total past-due loan ratio without change in regulation	6.5%	6.7%	6.1%	5.2%	3.4%

Loan portfolio rating

As of December 2003, the regulatory reserve requirements totaled Ps. 9,444 million, including 100.0% coverage of past-due interest payments.

Loans rated A increased Ps. 11,964 million in 4Q03 to become 92.6% of total loans as of December 2003 compared to 91.0% as of September 2003. All other rated loans were reduced, i.e. loans rated B decreased 11.4%, loans rated C went down 10.4%, loans rated D dropped 29.5% and E loans decreased 26.4%.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Dec-02 Amount	Dec-02 Reserves	Sep-03 Amount	Sep-03 Reserves	Dec-03 Amount	Dec-03 Reserves
Risk level						
A	281,017	1,160	282,450	1,425	294,414	1,882
B	18,845	2,575	16,202	2,263	14,363	1,789
C	7,248	2,680	4,212	1,674	3,776	1,475
D	4,814	3,408	5,683	3,982	4,007	2,844
E	2,980	3,012	1,895	2,033	1,395	1,454
TOTAL	**314,904**	**12,835**	**310,442**	**11,377**	**317,955**	**9,444**

Loans rated A include exempt loans for Ps. 151,850 million which include the gross balance of Fobaproa/IPAB notes.

Based on CNBV regulation, troubled loans are defined as those rated D and E. Therefore, troubled commercial loans were Ps. 896 million or 0.4% of the total commercial portfolio.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial Amount	Commercial Reserves	Mortgage Amount	Mortgage Reserves	Consumer Amount	Consumer Reserves
Risk level						
A	240,004	1,503	30,535	257	23,875	122
B	7,963	1,261	5,120	400	1,280	128
C	1,594	724	1,921	633	261	118
D	244	187	3,278	2,294	485	363
E	652	654	2	58	741	742
Total	**250,457**	**4,329**	**40,856**	**3,642**	**26,642**	**1,473**

Loans rated A include exempt loans for Ps. 151,850 million which include the gross balance of Fobaproa/IPAB notes.
Data as of December 2003.

Other Balance Sheet Items

Fobaproa/IPAB

As of December 2003, the balance of Fobaproa and IPAB notes on the Balance Sheet was Ps. 79,906 million. This balance is presented as the gross amount of Fobaproa and IPAB notes, net of cash recoveries in checking accounts, and net of reserves covering 100% of the loss sharing and incentive scheme.

The gross balance of Fobaproa notes (notes with loss sharing) was Ps. 96,677 million as of December 2003 which, net of cash recoveries (deposits in checking accounts) and loan-loss reserves and incentive scheme, the net balance is Ps. 49,718 million.

The gross balance of IPAB notes (notes without loss sharing) was Ps. 31,468 million as of December 2003 which, net of cash deposits in checking accounts is Ps. 30,188 million. These notes have no associated reserves, as there is no related loss sharing or incentive scheme.

Grupo Financiero BBVA Bancomer Fobaproa / IPAB notes Millions of pesos	Notes with loss sharing Commercial	Notes with loss sharing Mortgage	Notes with loss sharing Total	Notes without loss sharing	Total
Gross balance	72,361	24,316	96,677	31,468	**128,145**
Deposits in checking accounts	(13,039)	(5,070)	(18,109)	(1,280)	**(19,389)**
Balance net of deposits	**59,322**	**19,246**	**78,568**	**30,188**	**108,756**
Loss sharing[1]	*(14,846)*	*(4,811)*	*(19,657)*		*(19,657)*
Incentive scheme	*(9,193)*	*0*	*(9,193)*		*(9,193)*
Reserves (loss sharing+incentive scheme)	**(24,039)**	**(4,811)**	**(28,850)**		**(28,850)**
Balance net of reserves	**35,283**	**14,435**	**49,718**	**30,188**	**79,906**

(1) Loss sharing is 30% for a Ps. 303 million note.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Dec-02		Sep-03		Dec-03	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	281,017	1,160	282,450	1,425	294,414	1,882
B	18,845	2,575	16,202	2,263	14,363	1,789
C	7,248	2,680	4,212	1,674	3,776	1,475
D	4,814	3,408	5,683	3,982	4,007	2,844
E	2,980	3,012	1,895	2,033	1,395	1,454
TOTAL	**314,904**	**12,835**	**310,442**	**11,377**	**317,955**	**9,444**

Loans rated A include exempt loans for Ps. 151,850 million which include the gross balance of Fobaproa/IPAB notes.

Based on CNBV regulation, troubled loans are defined as those rated D and E. Therefore, troubled commercial loans were Ps. 896 million or 0.4% of the total commercial portfolio.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial		Mortgage		Consumer	
	Amount	Reserves	Amount	Reserves	Amount	Reserves
Risk level						
A	240,004	1,503	30,535	257	23,875	122
B	7,963	1,261	5,120	400	1,280	128
C	1,594	724	1,921	633	261	118
D	244	187	3,278	2,294	485	363
E	652	654	2	58	741	742
Total	**250,457**	**4,329**	**40,856**	**3,642**	**26,642**	**1,473**

Loans rated A include exempt loans for Ps. 151,850 million which include the gross balance of Fobaproa/IPAB notes.
Data as of December 2003.

Other Balance Sheet Items

Fobaproa/IPAB

As of December 2003, the balance of Fobaproa and IPAB notes on the Balance Sheet was Ps. 79,906 million. This balance is presented as the gross amount of Fobaproa and IPAB notes, net of cash recoveries in checking accounts, and net of reserves covering 100% of the loss sharing and incentive scheme.

The gross balance of Fobaproa notes (notes with loss sharing) was Ps. 96,677 million as of December 2003 which, net of cash recoveries (deposits in checking accounts) and loan-loss reserves and incentive scheme, the net balance is Ps. 49,718 million.

The gross balance of IPAB notes (notes without loss sharing) was Ps. 31,468 million as of December 2003 which, net of cash deposits in checking accounts is Ps. 30,188 million. These notes have no associated reserves, as there is no related loss sharing or incentive scheme.

Grupo Financiero BBVA Bancomer Fobaproa / IPAB notes Millions of pesos	Notes with loss sharing			Notes without loss sharing	Total
	Commercial	Mortgage	Total		
Gross balance	72,361	24,316	96,677	31,468	**128,145**
Deposits in checking accounts	(13,039)	(5,070)	(18,109)	(1,280)	**(19,389)**
Balance net of deposits	**59,322**	**19,246**	**78,568**	**30,188**	**108,756**
Loss sharing[1]	*(14,846)*	*(4,811)*	*(19,657)*		***(19,657)***
Incentive scheme	*(9,193)*	*0*	*(9,193)*		***(9,193)***
Reserves (loss sharing+incentive scheme)	**(24,039)**	**(4,811)**	**(28,850)**		**(28,850)**
Balance net of reserves	**35,283**	**14,435**	**49,718**	**30,188**	**79,906**

(1) Loss sharing is 30% for a Ps. 303 million note.

Deferred Taxes

The balance of deferred taxes decreased Ps. 2,646 million or 10.6% in 2003 to Ps. 22,288 million as of December 2003. The latter breaks down as Ps. 23,900 million of deferred tax assets and Ps. 1,612 million of deferred tax liabilities.

As of December 2003, 46.3% of deferred tax assets are from loan loss provisions, 44.4% tax-loss carryforwards, 0.7% tax losses on equity sales, and the remaining 8.6% from other concepts.

Debt

Total debt decreased Ps.3,655 million in 4Q03 given a reduction in short-term debt of Ps. 930 million and a drop of Ps. 2,725 million in long-term debt.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Debt on demand	2,186	0	2,673	7,595	12,347	184.1%	62.6%	n.a.	464.8%
Short-term debt	20,574	10,268	32,602	37,327	31,645	14.5%	(15.2%)	(13.5%)	53.8%
Total short-term debt	**22,760**	**10,268**	**35,275**	**44,922**	**43,992**	**27.3%**	**(2.1%)**	**(4.3%)**	**93.3%**
Long-term debt	20,103	18,781	17,962	15,383	12,845	(14.4%)	(16.5%)	7.1%	(36.1%)
Subordinated debentures	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Total long-term debt	**25,542**	**24,398**	**23,275**	**20,902**	**18,177**	**(10.2%)**	**(13.0%)**	**4.7%**	**(28.8%)**
Total debt	**48,302**	**34,666**	**58,550**	**65,824**	**62,169**	**12.4%**	**(5.6%)**	**0.2%**	**28.7%**

Capitalization

Capitalization

As of December 2003, the total estimated capitalization ratio for the Banking Business was 16.4% with Tier 1 at 14.2%, compared to 13.1% and 9.9%, respectively, as of December 2002 and 15.8% and 13.5%, respectively, as of September 2003.

For Bancomer, the total capitalization ratio, including market risk, was 14.7% with Tier 1 at 12.5%. For Bancomer Servicios, total capitalization was 179.3%.

BBVA Bancomer Banking Business Capitalization Millions of pesos	December 2002		September 2003		December 2003	
Tier 1 capital		25,012		33,962		36,026
Tier 2 capital		7,933		5,708		5,581
Net capital		32,945		39,670		41,607
Risk-weighted assets	**192,870**	**252,051**	**179,159**	**251,822**	**185,882**	**254,382**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	13.0%	9.9%	19.0%	13.5%	19.4%	14.2%
Tier 2 as % of risk-weighted assets	4.1%	3.2%	3.2%	2.3%	3.0%	2.2%
Net capital ratio	**17.1%**	**13.1%**	**22.1%**	**15.8%**	**22.4%**	**16.4%**

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer December 2003		Bancomer Servicios December 2003	
Tier 1 capital		31,365		4,661
Tier 2 capital		5,581		0
Net capital		**36,946**		**4,661**
Risk-weighted assets	**183,538**	**251,782**	**2,344**	**2,600**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	17.1%	12.5%	198.8%	179.3%
Tier 2 as % of risk-weighted assets	3.0%	2.2%	0.0%	0.0%
Net capital ratio	**20.1%**	**14.7%**	**198.8%**	**179.3%**

Deferred Taxes

The balance of deferred taxes decreased Ps. 2,646 million or 10.6% in 2003 to Ps. 22,288 million as of December 2003. The latter breaks down as Ps. 23,900 million of deferred tax assets and Ps. 1,612 million of deferred tax liabilities.

As of December 2003, 46.3% of deferred tax assets are from loan loss provisions, 44.4% tax-loss carryforwards, 0.7% tax losses on equity sales, and the remaining 8.6% from other concepts.

Debt

Total debt decreased Ps.3,655 million in 4Q03 given a reduction in short-term debt of Ps. 930 million and a drop of Ps. 2,725 million in long-term debt.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003	Jun-Sep 2003	Sep-Dec 2003	Sep-Dec 2002	Dec-Dec 2002-2003
Debt on demand	2,186	0	2,673	7,595	12,347	184.1%	62.6%	n.a.	464.8%
Short-term debt	20,574	10,268	32,602	37,327	31,645	14.5%	(15.2%)	(13.5%)	53.8%
Total short-term debt	**22,760**	**10,268**	**35,275**	**44,922**	**43,992**	**27.3%**	**(2.1%)**	**(4.3%)**	**93.3%**
Long-term debt	20,103	18,781	17,962	15,383	12,845	(14.4%)	(16.5%)	7.1%	(36.1%)
Subordinated debentures	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Total long-term debt	**25,542**	**24,398**	**23,275**	**20,902**	**18,177**	**(10.2%)**	**(13.0%)**	**4.7%**	**(28.8%)**
Total debt	**48,302**	**34,666**	**58,550**	**65,824**	**62,169**	**12.4%**	**(5.6%)**	**0.2%**	**28.7%**

Capitalization

Capitalization

As of December 2003, the total estimated capitalization ratio for the Banking Business was 16.4% with Tier 1 at 14.2%, compared to 13.1% and 9.9%, respectively, as of December 2002 and 15.8% and 13.5%, respectively, as of September 2003.

For Bancomer, the total capitalization ratio, including market risk, was 14.7% with Tier 1 at 12.5%. For Bancomer Servicios, total capitalization was 179.3%.

BBVA Bancomer Banking Business Capitalization Millions of pesos	December 2002		September 2003		December 2003	
Tier 1 capital		25,012		33,962		36,026
Tier 2 capital		7,933		5,708		5,581
Net capital		32,945		39,670		41,607
Risk-weighted assets	**192,870**	**252,051**	**179,159**	**251,822**	**185,882**	**254,382**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	13.0%	9.9%	19.0%	13.5%	19.4%	14.2%
Tier 2 as % of risk-weighted assets	4.1%	3.2%	3.2%	2.3%	3.0%	2.2%
Net capital ratio	**17.1%**	**13.1%**	**22.1%**	**15.8%**	**22.4%**	**16.4%**

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer December 2003		Bancomer Servicios December 2003	
Tier 1 capital		31,365		4,661
Tier 2 capital		5,581		0
Net capital		**36,946**		**4,661**
Risk-weighted assets	**183,538**	**251,782**	**2,344**	**2,600**
	Credit Risk	Credit & Market Risk	Credit Risk	Credit & Market Risk
Tier 1 as % of risk-weighted assets	17.1%	12.5%	198.8%	179.3%
Tier 2 as % of risk-weighted assets	3.0%	2.2%	0.0%	0.0%
Net capital ratio	**20.1%**	**14.7%**	**198.8%**	**179.3%**

Non-Banking Businesses

Bancomer's non-banking businesses ratified their important contribution to the Group's performance, providing 19.9% of the Group's net income in 2003.

Afore Bancomer

Afore Bancomer reported net income of Ps. 947 million in 2003, 0.2% higher than that of 2002. As of December 2003, shareholders' equity was Ps. 2,044 million. As of the same date, Siefore Bancomer reached Ps. 85,115 million in assets under management, a 17.4% increase over the same month of 2002, and equivalent to 21.3% market share. The number of affiliates reached 4.3 million as of December 2003.

Seguros Bancomer

Seguros Bancomer recorded net income of Ps. 390 million in 2003, 31.8% higher than in 2002. Total issued premiums through the branch network reached Ps. 2,181 million in 2003, 16.1% higher than in 2002. The company maintained its leading position in the bancassurance market in terms of accrued premiums with 38.8% market share as of September 2003.

Pensiones Bancomer

Pensiones Bancomer reported net income in 2003 of Ps. 194 million, 2.1% higher than in 2002. With Ps. 10,879 million in reserves, this company has 20.5% share of the bancassurance market, as of December 2003.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 100 million in 2003, 28.2% higher than in 2002, boosted by increasing income from Investment Banking transactions.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 139 million in 2003, 112.8% higher than the previous year. Transactions for the year reached 15.1 million, 19.2% more than in 2002. Transferred funds totaled USD 5,620 million in 2003, 16.8% higher than in 2002.

Bancomer Gestión

Bancomer Gestión's net income in 2003 was Ps. 96 million, 4.3% higher than in 2002. Assets under management reached Ps. 68,592 million, thus maintaining leadership in fixed-income mutual funds with 21.3% market share as of December 2003.

Non-Banking Businesses

Bancomer's non-banking businesses ratified their important contribution to the Group's performance, providing 19.9% of the Group's net income in 2003.

Afore Bancomer

Afore Bancomer reported net income of Ps. 947 million in 2003, 0.2% higher than that of 2002. As of December 2003, shareholders' equity was Ps. 2,044 million. As of the same date, Siefore Bancomer reached Ps. 85,115 million in assets under management, a 17.4% increase over the same month of 2002, and equivalent to 21.3% market share. The number of affiliates reached 4.3 million as of December 2003.

Seguros Bancomer

Seguros Bancomer recorded net income of Ps. 390 million in 2003, 31.8% higher than in 2002. Total issued premiums through the branch network reached Ps. 2,181 million in 2003, 16.1% higher than in 2002. The company maintained its leading position in the bancassurance market in terms of accrued premiums with 38.8% market share as of September 2003.

Pensiones Bancomer

Pensiones Bancomer reported net income in 2003 of Ps. 194 million, 2.1% higher than in 2002. With Ps. 10,879 million in reserves, this company has 20.5% share of the bancassurance market, as of December 2003.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 100 million in 2003, 28.2% higher than in 2002, boosted by increasing income from Investment Banking transactions.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 139 million in 2003, 112.8% higher than the previous year. Transactions for the year reached 15.1 million, 19.2% more than in 2002. Transferred funds totaled USD 5,620 million in 2003, 16.8% higher than in 2002.

Bancomer Gestión

Bancomer Gestión's net income in 2003 was Ps. 96 million, 4.3% higher than in 2002. Assets under management reached Ps. 68,592 million, thus maintaining leadership in fixed-income mutual funds with 21.3% market share as of December 2003.

Technical Note

All figures included in this report are expressed in constant peso (Ps.) terms as of December 2003. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
End of period	3.225778	3.262916	3.271800	3.295959	3.352003
Inflation adjusting factor	1.039130	1.027303	1.024513	1.017004	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
End of period	10.4393	10.7889	10.4370	11.0133	11.2372	10.4393	11.2372
Average	10.2470	10.9094	10.3582	10.8617	11.2294	9.7455	10.8397

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are subject to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are subject to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative guidelines.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Technical Note

All figures included in this report are expressed in constant peso (Ps.) terms as of December 2003. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
End of period	3.225778	3.262916	3.271800	3.295959	3.352003
Inflation adjusting factor	1.039130	1.027303	1.024513	1.017004	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
End of period	10.4393	10.7889	10.4370	11.0133	11.2372	10.4393	11.2372
Average	10.2470	10.9094	10.3582	10.8617	11.2294	9.7455	10.8397

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are subject to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are subject to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative guidelines.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Financial Statements

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer **Assets** Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Cash and due from banks	74,118	63,731	61,984	81,478	70,697
Investments in securities	**66,040**	**113,794**	**98,513**	**100,501**	**123,446**
Securities for trading	39,199	76,087	57,460	52,393	79,162
Securities for sale	4,977	4,625	4,824	5,999	2,589
Securities held to maturity	21,864	33,082	36,229	42,109	41,695
Trading with securities and derivatives	**222**	**308**	**162**	**329**	**101**
Debtor balances under repurchase agreement transactions	181	221	118	276	72
Trading with financial securities and derivatives	36	75	33	39	28
Unassigned securities to be settled	5	12	11	14	1
Performing loans	**245,773**	**239,062**	**240,785**	**242,379**	**251,083**
Commercial loans	68,617	64,821	66,659	66,149	69,707
Financial institution loans	1,332	1,003	1,471	1,565	602
Consumer loans	20,967	20,632	22,028	23,453	25,130
Mortgage loans	41,492	38,681	37,940	37,413	36,834
Government loans	32,431	32,944	31,426	32,729	38,904
Fobaproa or IPAB loans	80,934	80,981	81,261	81,070	79,906
Non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Commercial loans	4,874	4,646	3,847	2,468	1,277
Financial institution loans	2	2	1	2	2
Consumer loans	1,114	1,074	1,221	1,363	1,332
Mortgage loans	5,392	6,651	6,216	5,672	3,829
Total loans, gross	**257,155**	**251,435**	**252,070**	**251,884**	**257,523**
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total loans, net	**244,320**	**238,976**	**239,756**	**240,507**	**248,079**
Other receivables, net	6,270	5,774	6,093	6,440	7,428
Repossessed assets, net	3,384	3,150	3,258	3,015	2,605
Fixed assets, net	15,582	15,231	14,944	14,680	14,632
Permanent equity investments	3,258	3,550	3,705	3,645	4,308
Deferred taxes, net	24,934	24,532	23,393	22,734	22,288
Other assets	**6,620**	**6,414**	**6,210**	**6,034**	**6,135**
Goodwill	5,110	5,038	4,966	4,894	4,822
Other assets, deferred charges and intangibles	1,510	1,376	1,244	1,140	1,313
TOTAL ASSETS	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Assets Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Cash and due from banks	74,118	63,731	61,984	81,478	70,697
Investments in securities	**66,040**	**113,794**	**98,513**	**100,501**	**123,446**
Securities for trading	39,199	76,087	57,460	52,393	79,162
Securities for sale	4,977	4,625	4,824	5,999	2,589
Securities held to maturity	21,864	33,082	36,229	42,109	41,695
Trading with securities and derivatives	**222**	**308**	**162**	**329**	**101**
Debtor balances under repurchase agreement transactions	181	221	118	276	72
Trading with financial securities and derivatives	36	75	33	39	28
Unassigned securities to be settled	5	12	11	14	1
Performing loans	**245,773**	**239,062**	**240,785**	**242,379**	**251,083**
Commercial loans	68,617	64,821	66,659	66,149	69,707
Financial institution loans	1,332	1,003	1,471	1,565	602
Consumer loans	20,967	20,632	22,028	23,453	25,130
Mortgage loans	41,492	38,681	37,940	37,413	36,834
Government loans	32,431	32,944	31,426	32,729	38,904
Fobaproa or IPAB loans	80,934	80,981	81,261	81,070	79,906
Non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Commercial loans	4,874	4,646	3,847	2,468	1,277
Financial institution loans	2	2	1	2	2
Consumer loans	1,114	1,074	1,221	1,363	1,332
Mortgage loans	5,392	6,651	6,216	5,672	3,829
Total loans, gross	**257,155**	**251,435**	**252,070**	**251,884**	**257,523**
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total loans, net	**244,320**	**238,976**	**239,756**	**240,507**	**248,079**
Other receivables, net	6,270	5,774	6,093	6,440	7,428
Repossessed assets, net	3,384	3,150	3,258	3,015	2,605
Fixed assets, net	15,582	15,231	14,944	14,680	14,632
Permanent equity investments	3,258	3,550	3,705	3,645	4,308
Deferred taxes, net	24,934	24,532	23,393	22,734	22,288
Other assets	**6,620**	**6,414**	**6,210**	**6,034**	**6,135**
Goodwill	5,110	5,038	4,966	4,894	4,822
Other assets, deferred charges and intangibles	1,510	1,376	1,244	1,140	1,313
TOTAL ASSETS	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Traditional deposits	**328,512**	**369,349**	**328,829**	**325,005**	**361,155**
Demand deposits	155,973	151,720	150,016	149,525	179,824
Time deposits	172,539	217,629	178,813	175,480	181,331
Bank bonds	0	0	0	0	0
Interbank and other loans	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
Loans on demand	2,186	0	2,673	7,595	12,347
Short-term loans	20,574	10,268	32,602	37,327	31,645
Long-term loans	20,103	18,781	17,962	15,383	12,845
Trading with securities and derivatives	**1,192**	**1,062**	**691**	**1,689**	**2,006**
Creditor balances under repurchase agreement transactions	229	235	206	255	405
Securities to be delivered in loan transactions	0	0	12	1,114	903
Trading with financial securities and derivatives	959	825	468	309	698
Unassigned securities to be settled	4	2	5	11	0
Other payables	**7,122**	**7,299**	**6,674**	**21,322**	**6,925**
Income tax and profit sharing, payable	610	310	341	536	544
Sundry debtors and other payables	6,512	6,989	6,333	20,786	6,381
Outstanding subordinated debentures	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Deferred credits	**43**	**1,804**	**48**	**46**	**39**
Other deferred credits	43	1,804	48	46	39
TOTAL LIABILITIES	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**
Paid-in capital	**69,915**	**42,569**	**42,570**	**42,570**	**42,569**
Capital stock	2,984	7,881	7,882	7,882	7,882
Additional paid-in capital	66,931	34,688	34,688	34,688	34,687
Earned capital	**(16,258)**	**12,809**	**14,911**	**16,816**	**18,726**
Capital reserves	7,843	6,432	6,432	6,433	6,432
Retained earnings	(5,317)	6,922	6,922	6,922	6,922
Unrealized result from valuation of for-sale securities	(2,224)	(2,318)	(280)	(274)	(537)
Result from translation of foreign operations	30	0	0	0	0
Effect of equity restatement	(22,567)	0	0	0	0
Result from holding non-monetary assets	(945)	0	(1,845)	(1,809)	(1,744)
Net income	6,922	1,773	3,682	5,544	7,653
Total majority shareholders' equity	**53,657**	**55,378**	**57,481**	**59,386**	**61,295**
Minority interest in subsidiaries	496	360	398	490	511
Minority interest in capital notes	5,424	5,542	5,347	5,601	5,619
TOTAL SHAREHOLDERS' EQUITY	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Traditional deposits	**328,512**	**369,349**	**328,829**	**325,005**	**361,155**
Demand deposits	155,973	151,720	150,016	149,525	179,824
Time deposits	172,539	217,629	178,813	175,480	181,331
Bank bonds	0	0	0	0	0
Interbank and other loans	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
Loans on demand	2,186	0	2,673	7,595	12,347
Short-term loans	20,574	10,268	32,602	37,327	31,645
Long-term loans	20,103	18,781	17,962	15,383	12,845
Trading with securities and derivatives	**1,192**	**1,062**	**691**	**1,689**	**2,006**
Creditor balances under repurchase agreement transactions	229	235	206	255	405
Securities to be delivered in loan transactions	0	0	12	1,114	903
Trading with financial securities and derivatives	959	825	468	309	698
Unassigned securities to be settled	4	2	5	11	0
Other payables	**7,122**	**7,299**	**6,674**	**21,322**	**6,925**
Income tax and profit sharing, payable	610	310	341	536	544
Sundry debtors and other payables	6,512	6,989	6,333	20,786	6,381
Outstanding subordinated debentures	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Deferred credits	**43**	**1,804**	**48**	**46**	**39**
Other deferred credits	43	1,804	48	46	39
TOTAL LIABILITIES	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**
Paid-in capital	**69,915**	**42,569**	**42,570**	**42,570**	**42,569**
Capital stock	2,984	7,881	7,882	7,882	7,882
Additional paid-in capital	66,931	34,688	34,688	34,688	34,687
Earned capital	**(16,258)**	**12,809**	**14,911**	**16,816**	**18,726**
Capital reserves	7,843	6,432	6,432	6,433	6,432
Retained earnings	(5,317)	6,922	6,922	6,922	6,922
Unrealized result from valuation of for-sale securities	(2,224)	(2,318)	(280)	(274)	(537)
Result from translation of foreign operations	30	0	0	0	0
Effect of equity restatement	(22,567)	0	0	0	0
Result from holding non-monetary assets	(945)	0	(1,845)	(1,809)	(1,744)
Net income	6,922	1,773	3,682	5,544	7,653
Total majority shareholders' equity	**53,657**	**55,378**	**57,481**	**59,386**	**61,295**
Minority interest in subsidiaries	496	360	398	490	511
Minority interest in capital notes	5,424	5,542	5,347	5,601	5,619
TOTAL SHAREHOLDERS' EQUITY	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer
Memorandum accounts
Millions of pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		FINANCIAL GROUP'S OWN TRANSACTIONS	
Customer current accounts	**846**	**Control accounts**	**487,192**
Customer cash balances	3	Guarantees granted	25
Customer transaction settlements	843	Other contingent liabilities	2,540
Customer prizes	0	Irrevocable lines of credit granted	11,749
Customer securities	**155,603**	Assets in trust or under mandate	379,849
Securities held in custody	155,313	Assets in custody or under administration	55,177
Securities and notes held in guarantee	290	Amounts committed in transactions with Fobaproa/IPAB	37,173
Transactions on behalf of customers	**958**	Securities delivered in custody	185
Customer repurchase and resale transactions	949	Government securities in custody	494
Securities on loan (lending party)	5	Securities delivered in guarantee	0
Purchase transactions (option price)	4	**Repurchase agreement transactions**	**(332)**
Investment banking transactions on behalf of third parties, net	28,308	Securities receivable under resale agreements	136,891
Total on behalf of third parties	**185,715**	(Less) Resale transactions	(137,173)
Historical capital stock	**1,020**	Repurchase transactions	79,482
		(Less) Securities deliverable under repurchase agreements	(79,532)
		Total Financial Group's own transactions	**486,860**
		Shares delivered in custody	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer
Memorandum accounts
Millions of pesos

TRANSACTIONS ON BEHALF OF THIRD PARTIES		FINANCIAL GROUP'S OWN TRANSACTIONS	
Customer current accounts	**846**	**Control accounts**	**487,192**
Customer cash balances	3	Guarantees granted	25
Customer transaction settlements	843	Other contingent liabilities	2,540
Customer prizes	0	Irrevocable lines of credit granted	11,749
Customer securities	**155,603**	Assets in trust or under mandate	379,849
Securities held in custody	155,313	Assets in custody or under administration	55,177
Securities and notes held in guarantee	290	Amounts committed in transactions with Fobaproa/IPAB	37,173
Transactions on behalf of customers	**958**	Securities delivered in custody	185
Customer repurchase and resale transactions	949	Government securities in custody	494
Securities on loan (lending party)	5	Securities delivered in guarantee	0
Purchase transactions (option price)	4	**Repurchase agreement transactions**	**(332)**
Investment banking transactions on behalf of third parties, net	28,308	Securities receivable under resale agreements	136,891
Total on behalf of third parties	**185,715**	(Less) Resale transactions	(137,173)
Historical capital stock	**1,020**	Repurchase transactions	79,482
		(Less) Securities deliverable under repurchase agreements	(79,532)
		Total Financial Group's own transactions	**486,860**
		Shares delivered in custody	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Interest expense	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Monetary gain (loss)	245	122	39	18	(3)	898	176
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Non-interest income	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,730**	**15,237**
Fee and commission income	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Fee and commission expense	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Trading income	149	24	765	10	451	1,117	1,250
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**30,964**	**32,374**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,719**	**13,078**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(890)	(776)
Income before income tax and profit sharing	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,595**	**10,942**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,614)	(2,678)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,362**	**7,619**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(127)
Valuation	(262)
Deferred taxes	167
Total net change	(223)

Shareholders' equity	Amount
Monetary gain (loss)	127
Valuation	262
Deferred taxes	(92)
Income	(223)
Total net change	75

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Interest expense	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Monetary gain (loss)	245	122	39	18	(3)	898	176
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Non-interest income	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,730**	**15,237**
Fee and commission income	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Fee and commission expense	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Trading income	149	24	765	10	451	1,117	1,250
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**30,964**	**32,374**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,719**	**13,078**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(890)	(776)
Income before income tax and profit sharing	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,595**	**10,942**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,614)	(2,678)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,362**	**7,619**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(127)
Valuation	(262)
Deferred taxes	167
Total net change	(223)

Shareholders' equity	Amount
Monetary gain (loss)	127
Valuation	262
Deferred taxes	(92)
Income	(223)
Total net change	75

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	**4Q 2002**	**1Q 2003**	**2Q 2003**	**3Q 2003**	**4Q 2003**	**12M 2002**	**12M 2003**
Interest income	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Interest expense	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Monetary gain (loss)	245	122	39	18	(3)	898	176
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Non-interest income	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,992**	**15,237**
Fee and commission income	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Fee and commission expense	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Trading income	149	24	765	10	451	1,379	1,250
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(762)	(776)
Income before income tax and profit sharing	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**
Discontinued operations, extraordinary items and changes in accounting standards, net	*0*	*0*	*0*	*0*	*0*	(223)	*0*
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	**4Q 2002**	**1Q 2003**	**2Q 2003**	**3Q 2003**	**4Q 2003**	**12M 2002**	**12M 2003**
Interest income	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Interest expense	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Net interest income before monetary gain (loss)	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Monetary gain (loss)	245	122	39	18	(3)	898	176
Net interest income	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Non-interest income	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,992**	**15,237**
Fee and commission income	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Fee and commission expense	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Net fee and commission income	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Trading income	149	24	765	10	451	1,379	1,250
Total operating revenues	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**
Non-interest expense	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Operating income	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**
Other income and expenses, net	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Monetary gain (loss)	(265)	(243)	(214)	(120)	(199)	(762)	(776)
Income before income tax and profit sharing	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**
Current income tax and profit sharing	(85)	(214)	(117)	(214)	(100)	(619)	(645)
Deferred income tax and profit sharing	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**
Share in net income (loss) of non-consolidated subsidiaries and associates	(6)	(8)	40	28	211	(204)	271
Income from ongoing operations	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(223)	0
Income before minority interest	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Minority interest	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Net income	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31, 2003

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Statement of changes in financial position Millions of pesos	
Operating activity	
Income before minority interest	7,890
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	563
Loan-loss provisions	3,839
Depreciation and amortization	1,619
Deferred income taxes	2,678
Provisions for sundry liabilities	444
Share in results of non-consolidated subsidiaries and associates	(271)
	16,762
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	32,643
Decrease in loan portfolio	(7,600)
Decrease (increase) in treasury transactions (investments in securities and trading with securities)	(57,113)
Decrease in transactions with derivatives for trading purposes	(352)
Increase in interbank loans and other loans	13,974
Funds generated by operating activities	**(1,686)**
Financing activity	
Outstanding subordinated debentures	(106)
Payment of cash dividends by AFORE Bancomer (minority equity)	(222)
Shareholders' equity	90
Minority interest in capital notes	195
Funds (used) generated by financing activities	**(43)**
Investment activity	
Fixed assets additions, net	(479)
Decrease in permanent equity investment	(333)
Decrease in repossessed assets	780
Other assets, liabilities, charges and deferred credits, net	(1,660)
Funds (used) generated by investment activities	**(1,692)**
Increase in cash and cash equivalents	(3,421)
Cash and cash equivalents at beginning of period	74,118
Cash and cash equivalents at end of period	**70,697**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31, 2003

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Statement of changes in financial position Millions of pesos	
Operating activity	
Income before minority interest	7,890
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	563
Loan-loss provisions	3,839
Depreciation and amortization	1,619
Deferred income taxes	2,678
Provisions for sundry liabilities	444
Share in results of non-consolidated subsidiaries and associates	(271)
	16,762
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	32,643
Decrease in loan portfolio	(7,600)
Decrease (increase) in treasury transactions (investments in securities and trading with securities)	(57,113)
Decrease in transactions with derivatives for trading purposes	(352)
Increase in interbank loans and other loans	13,974
Funds generated by operating activities	**(1,686)**
Financing activity	
Outstanding subordinated debentures	(106)
Payment of cash dividends by AFORE Bancomer (minority equity)	(222)
Shareholders' equity	90
Minority interest in capital notes	195
Funds (used) generated by financing activities	**(43)**
Investment activity	
Fixed assets additions, net	(479)
Decrease in permanent equity investment	(333)
Decrease in repossessed assets	780
Other assets, liabilities, charges and deferred credits, net	(1,660)
Funds (used) generated by investment activities	**(1,692)**
Increase in cash and cash equivalents	(3,421)
Cash and cash equivalents at beginning of period	74,118
Cash and cash equivalents at end of period	**70,697**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO DECEMBER 31, 2003

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer Statement of changes in shareholders' equity Millions of pesos	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total shareholders' equity
Balances as of December 31, 2002	2,984	66,931	7,843	(5,317)	(2,224)	30	(22,567)	(945)	6,922	496	5,424	59,577
Entries related to shareholders' decisions												
Majority interest												
Amortization of retained earnings		(2,768)		2,768								0
Capitalization of effect of restatement	4,898	(29,476)	(1,411)	2,519			22,567	903				0
Transfer of 2002 income				6,922					(6,922)			0
Minority interest												
Dividend payment by Afore Bancomer										(222)		(222)
Total	4,898	(32,244)	(1,411)	12,209	0	0	22,567	903	(6,922)	(222)	0	(222)
Entries related to recognition of aggregate income												
Net income									7,653	237		7,890
Monetary erosion of capital notes											195	195
Result from holding non-monetary assets								158				158
Unrealized result from valuation of securities for sale					(173)							(173)
Reclassification of result from translation of foreign operations				30		(30)						0
Reclassification of monetary gain (loss) from securities for sale					1,860			(1,860)				0
Total	0	0	0	30	1,687	(30)	0	(1,702)	7,653	237	195	8,070
Balances as of December 31, 2003	7,882	34,687	6,432	6,922	(537)	0	0	(1,744)	7,653	511	5,619	67,425

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO DECEMBER 31, 2003

Expressed in terms of purchasing power as of December 2003

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total shareholders' equity
Balances as of December 31, 2002	2,984	66,931	7,843	(5,317)	(2,224)	30	(22,567)	(945)	6,922	496	5,424	59,577
Entries related to shareholders' decisions												
Majority interest												
Amortization of retained earnings		(2,768)		2,768								0
Capitalization of effect of restatement	4,898	(29,476)	(1,411)	2,519			22,567	903				0
Transfer of 2002 income				6,922					(6,922)			0
Minority interest												
Dividend payment by Afore Bancomer										(222)		(222)
Total	4,898	(32,244)	(1,411)	12,209	0	0	22,567	903	(6,922)	(222)	0	(222)
Entries related to recognition of aggregate income												
Net income									7,653	237		7,890
Monetary erosion of capital notes											195	195
Result from holding non-monetary assets								158				158
Unrealized result from valuation of securities for sale					(173)							(173)
Reclassification of result from translation of foreign operations				30		(30)						0
Reclassification of monetary gain (loss) from securities for sale					1,860			(1,860)				0
Total	0	0	0	30	1,687	(30)	0	(1,702)	7,653	237	195	8,070
Balances as of December 31, 2003	7,882	34,687	6,432	6,922	(537)	0	0	(1,744)	7,653	511	5,619	67,425

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Assets Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Cash and due from banks	74,069	63,672	61,918	81,401	70,611
Investments in securities	**65,837**	**113,623**	**98,289**	**99,773**	**122,819**
Securities for trading	38,996	75,916	57,236	51,665	78,535
Securities for sale	4,977	4,625	4,824	5,999	2,589
Securities held to maturity	21,864	33,082	36,229	42,109	41,695
Trading with securities and derivatives	**222**	**309**	**161**	**329**	**101**
Debtor balances under repurchase agreement transactions	181	222	118	276	72
Trading with financial securities and derivatives	36	75	33	39	28
Unassigned securities to be settled	5	12	10	14	1
Performing loans	**245,773**	**239,068**	**240,791**	**242,384**	**251,089**
Commercial loans	68,617	64,821	66,659	66,149	69,707
Financial institution loans	1,332	1,003	1,471	1,565	602
Consumer loans	20,967	20,632	22,028	23,453	25,130
Mortgage loans	41,492	38,687	37,946	37,419	36,840
Government loans	32,431	32,944	31,426	32,729	38,904
Fobaproa or IPAB loans	80,934	80,981	81,261	81,069	79,906
Non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Commercial loans	4,874	4,646	3,847	2,468	1,277
Financial institution loans	2	2	1	2	2
Consumer loans	1,114	1,074	1,221	1,363	1,332
Mortgage loans	5,392	6,651	6,216	5,672	3,829
Total loans, gross	**257,155**	**251,441**	**252,076**	**251,889**	**257,529**
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total loans, net	**244,320**	**238,982**	**239,762**	**240,512**	**248,085**
Other receivables, net	6,099	5,582	5,905	6,231	7,326
Repossessed assets, net	3,384	3,150	3,258	3,015	2,605
Fixed assets, net	15,570	15,215	14,928	14,665	14,613
Permanent equity investments	1,783	2,146	2,181	1,996	2,476
Deferred taxes, net	24,699	24,302	23,178	22,536	22,103
Other assets	**3,189**	**3,031**	**2,877**	**2,750**	**2,897**
Goodwill	1,688	1,664	1,640	1,617	1,593
Other assets, deferred charges and intangibles	1,501	1,367	1,237	1,133	1,304
TOTAL ASSETS	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Assets Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Cash and due from banks	74,069	63,672	61,918	81,401	70,611
Investments in securities	**65,837**	**113,623**	**98,289**	**99,773**	**122,819**
Securities for trading	38,996	75,916	57,236	51,665	78,535
Securities for sale	4,977	4,625	4,824	5,999	2,589
Securities held to maturity	21,864	33,082	36,229	42,109	41,695
Trading with securities and derivatives	**222**	**309**	**161**	**329**	**101**
Debtor balances under repurchase agreement transactions	181	222	118	276	72
Trading with financial securities and derivatives	36	75	33	39	28
Unassigned securities to be settled	5	12	10	14	1
Performing loans	**245,773**	**239,068**	**240,791**	**242,384**	**251,089**
Commercial loans	68,617	64,821	66,659	66,149	69,707
Financial institution loans	1,332	1,003	1,471	1,565	602
Consumer loans	20,967	20,632	22,028	23,453	25,130
Mortgage loans	41,492	38,687	37,946	37,419	36,840
Government loans	32,431	32,944	31,426	32,729	38,904
Fobaproa or IPAB loans	80,934	80,981	81,261	81,069	79,906
Non-performing loans	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Commercial loans	4,874	4,646	3,847	2,468	1,277
Financial institution loans	2	2	1	2	2
Consumer loans	1,114	1,074	1,221	1,363	1,332
Mortgage loans	5,392	6,651	6,216	5,672	3,829
Total loans, gross	**257,155**	**251,441**	**252,076**	**251,889**	**257,529**
Loan-loss provisions	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total loans, net	**244,320**	**238,982**	**239,762**	**240,512**	**248,085**
Other receivables, net	6,099	5,582	5,905	6,231	7,326
Repossessed assets, net	3,384	3,150	3,258	3,015	2,605
Fixed assets, net	15,570	15,215	14,928	14,665	14,613
Permanent equity investments	1,783	2,146	2,181	1,996	2,476
Deferred taxes, net	24,699	24,302	23,178	22,536	22,103
Other assets	**3,189**	**3,031**	**2,877**	**2,750**	**2,897**
Goodwill	1,688	1,664	1,640	1,617	1,593
Other assets, deferred charges and intangibles	1,501	1,367	1,237	1,133	1,304
TOTAL ASSETS	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Traditional deposits	**330,189**	**371,224**	**330,742**	**326,479**	**362,750**
Demand deposits	155,982	151,729	150,021	149,534	179,849
Time deposits	174,207	219,495	180,721	176,945	182,901
Bank bonds	0	0	0	0	0
Interbank and other loans	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
Loans on demand	2,186	0	2,673	7,595	12,347
Short-term loans	20,574	10,268	32,602	37,327	31,645
Long-term loans	20,103	18,781	17,962	15,383	12,845
Trading with securities and derivatives	**1,192**	**1,063**	**691**	**1,689**	**2,006**
Creditor balances under repurchase agreement transactions	229	236	206	255	405
Securities to be delivered in loan transactions	0	0	12	1,114	903
Trading with financial securities and derivatives	959	825	468	309	698
Unassigned securities to be settled	4	2	5	11	0
Other payables	**6,877**	**7,910**	**7,277**	**21,913**	**7,557**
Income tax and profit sharing, payable	553	240	309	492	538
Sundry debtors and other payables	6,324	7,670	6,968	21,421	7,019
Outstanding subordinated debentures	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Deferred credits	**43**	**1,804**	**48**	**46**	**39**
Other deferred credits	43	1,804	48	46	39
TOTAL LIABILITIES	**386,603**	**416,667**	**397,308**	**415,951**	**434,521**
Paid-in capital	**33,343**	**32,430**	**32,430**	**32,432**	**32,431**
Capital stock	15,259	16,964	16,964	16,965	16,964
Additional paid-in capital	18,084	15,466	15,466	15,467	15,467
Earned capital	**13,306**	**15,014**	**16,974**	**18,734**	**20,554**
Capital reserves	8,635	4,327	4,327	4,326	4,327
Retained earnings	4,484	11,251	9,394	9,393	9,393
Unrealized result from valuation of for-sale securities	(2,161)	(2,250)	(229)	(241)	(536)
Result from translation of foreign operations	30	0	0	0	0
Effect of equity restatement	(3,674)	0	0	0	0
Result from holding non-monetary assets	(560)	0	22	68	150
Net income	6,552	1,686	3,460	5,188	7,220
Total majority shareholders' equity	**46,649**	**47,444**	**49,404**	**51,166**	**52,985**
Minority interest in subsidiaries	496	360	398	490	511
Minority interest in capital notes	5,424	5,541	5,347	5,601	5,619
TOTAL SHAREHOLDERS' EQUITY	**52,569**	**53,345**	**55,149**	**57,257**	**59,115**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Dec 2003
Traditional deposits	**330,189**	**371,224**	**330,742**	**326,479**	**362,750**
Demand deposits	155,982	151,729	150,021	149,534	179,849
Time deposits	174,207	219,495	180,721	176,945	182,901
Bank bonds	0	0	0	0	0
Interbank and other loans	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
Loans on demand	2,186	0	2,673	7,595	12,347
Short-term loans	20,574	10,268	32,602	37,327	31,645
Long-term loans	20,103	18,781	17,962	15,383	12,845
Trading with securities and derivatives	**1,192**	**1,063**	**691**	**1,689**	**2,006**
Creditor balances under repurchase agreement transactions	229	236	206	255	405
Securities to be delivered in loan transactions	0	0	12	1,114	903
Trading with financial securities and derivatives	959	825	468	309	698
Unassigned securities to be settled	4	2	5	11	0
Other payables	**6,877**	**7,910**	**7,277**	**21,913**	**7,557**
Income tax and profit sharing, payable	553	240	309	492	538
Sundry debtors and other payables	6,324	7,670	6,968	21,421	7,019
Outstanding subordinated debentures	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Deferred credits	**43**	**1,804**	**48**	**46**	**39**
Other deferred credits	43	1,804	48	46	39
TOTAL LIABILITIES	**386,603**	**416,667**	**397,308**	**415,951**	**434,521**
Paid-in capital	**33,343**	**32,430**	**32,430**	**32,432**	**32,431**
Capital stock	15,259	16,964	16,964	16,965	16,964
Additional paid-in capital	18,084	15,466	15,466	15,467	15,467
Earned capital	**13,306**	**15,014**	**16,974**	**18,734**	**20,554**
Capital reserves	8,635	4,327	4,327	4,326	4,327
Retained earnings	4,484	11,251	9,394	9,393	9,393
Unrealized result from valuation of for-sale securities	(2,161)	(2,250)	(229)	(241)	(536)
Result from translation of foreign operations	30	0	0	0	0
Effect of equity restatement	(3,674)	0	0	0	0
Result from holding non-monetary assets	(560)	0	22	68	150
Net income	6,552	1,686	3,460	5,188	7,220
Total majority shareholders' equity	**46,649**	**47,444**	**49,404**	**51,166**	**52,985**
Minority interest in subsidiaries	496	360	398	490	511
Minority interest in capital notes	5,424	5,541	5,347	5,601	5,619
TOTAL SHAREHOLDERS' EQUITY	**52,569**	**53,345**	**55,149**	**57,257**	**59,115**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

BANKING BUSINESS AND SUBSIDARIES
BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Memorandum accounts Millions of pesos	
FINANCIAL GROUP'S OWN TRANSACTIONS	
Guarantees granted	25
Other contingent liabilities	2,540
Irrevocable lines of credit granted	11,749
Assets in trust or under mandate	379,849
Assets in custody or under administration	55,177
Amounts committed in transactions with Fobaproa/IPAB	37,173
Investment banking transactions on behalf of third parties, net	28,308
	514,821
	0
Repurchase agreement transactions	**(332)**
Securities receivable under resale agreements	136,891
(Less) Resale transactions	(137,173)
Repurchase transactions	79,482
(Less) Securities deliverable under repurchase agreements	(79,532)

BANKING BUSINESS AND SUBSIDARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Memorandum accounts Millions of pesos	
FINANCIAL GROUP'S OWN TRANSACTIONS	
Guarantees granted	25
Other contingent liabilities	2,540
Irrevocable lines of credit granted	11,749
Assets in trust or under mandate	379,849
Assets in custody or under administration	55,177
Amounts committed in transactions with Fobaproa/IPAB	37,173
Investment banking transactions on behalf of third parties, net	28,308
	514,821
	0
Repurchase agreement transactions	**(332)**
Securities receivable under resale agreements	136,891
(Less) Resale transactions	(137,173)
Repurchase transactions	79,482
(Less) Securities deliverable under repurchase agreements	(79,532)

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	70,611	40
Investments in securities	**118,788**	**4,031**
Securities for trading	74,659	3,876
Securities for sale	2,434	155
Securities held to maturity	41,695	0
Trading with securities and derivatives	**120**	**9**
Debtor balances under repurchase agreement transactions	91	9
Trading with financial securities and derivatives	28	0
Unassigned securities to be settled	1	0
Performing loans	***251,089***	***0***
Commercial loans	69,707	0
Financial institution loans	602	0
Consumer loans	25,130	0
Mortgage loans	36,840	0
Government loans	38,904	0
Fobaproa or IPAB loans	79,906	0
Non-performing loans	**6,440**	**0**
Commercial loans	1,277	0
Financial institution loans	2	0
Consumer loans	1,332	0
Mortgage loans	3,829	0
Total loans, gross	**257,529**	**0**
Loan-loss provisions	-9,444	0
Total loans, net	**248,085**	**0**
Other receivables, net	7,193	339
Repossessed assets, net	14,532	81
Fixed assets, net	2,393	212
Permanent equity investments	2,445	31
Deferred taxes, net	19,862	2,241
Other assets	**2,897**	**0**
Other assets, deferred charges and intangibles	1,304	0
Goodwill	1,593	0
TOTAL ASSETS	**486,926**	**6,984**
Traditional deposits	**362,790**	**0**
Demand deposits	179,889	0
Time deposits	182,901	0
Interbank and other loans	**56,837**	**0**
Loans on demand	12,347	0
Short-term loans	31,645	0
Long-term loans	12,845	0
Trading with securities and derivatives	**2,015**	**19**
Creditor balances under repurchase agreement transactions	414	19
Securities to be delivered in loan transactions	903	0
Trading with financial securities and derivatives	698	0
Unassigned securities to be settled	0	0
Other payables	**6,717**	**1,046**
Income tax and profit sharing, payable	538	0
Sundry debtors and other payables	6,179	1,046
Outstanding subordinated debentures	**5,332**	**0**
Deferred credits	**31**	**8**
TOTAL LIABILITIES	**433,722**	**1,073**
Paid-in capital	***27,966***	***4,465***
Capital stock	12,524	4,440
Additional paid-in capital	15,442	25
Earned capital	**19,108**	**1,446**
Capital reserves	3,865	462
Retained earnings	9,409	-16
Unrealized result from valuation of for-sale securities	-536	0
Result from holding non-monetary assets	159	-9
Net income	6,211	1,009
Total majority shareholders' equity	**47,074**	**5,911**
Minority interest in subsidiaries	511	0
Minority interest in capital notes	5,619	0
TOTAL SHAREHOLDERS' EQUITY	**53,204**	**5,911**

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of December 2003

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	70,611	40
Investments in securities	**118,788**	**4,031**
Securities for trading	74,659	3,876
Securities for sale	2,434	155
Securities held to maturity	41,695	0
Trading with securities and derivatives	**120**	**9**
Debtor balances under repurchase agreement transactions	91	9
Trading with financial securities and derivatives	28	0
Unassigned securities to be settled	1	0
Performing loans	**251,089**	**0**
Commercial loans	69,707	0
Financial institution loans	602	0
Consumer loans	25,130	0
Mortgage loans	36,840	0
Government loans	38,904	0
Fobaproa or IPAB loans	79,906	0
Non-performing loans	**6,440**	**0**
Commercial loans	1,277	0
Financial institution loans	2	0
Consumer loans	1,332	0
Mortgage loans	3,829	0
Total loans, gross	**257,529**	**0**
Loan-loss provisions	-9,444	0
Total loans, net	**248,085**	**0**
Other receivables, net	7,193	339
Repossessed assets, net	14,532	81
Fixed assets, net	2,393	212
Permanent equity investments	2,445	31
Deferred taxes, net	19,862	2,241
Other assets	**2,897**	**0**
Other assets, deferred charges and intangibles	1,304	0
Goodwill	1,593	0
TOTAL ASSETS	**486,926**	**6,984**
Traditional deposits	**362,790**	**0**
Demand deposits	179,889	0
Time deposits	182,901	0
Interbank and other loans	**56,837**	**0**
Loans on demand	12,347	0
Short-term loans	31,645	0
Long-term loans	12,845	0
Trading with securities and derivatives	**2,015**	**19**
Creditor balances under repurchase agreement transactions	414	19
Securities to be delivered in loan transactions	903	0
Trading with financial securities and derivatives	698	0
Unassigned securities to be settled	0	0
Other payables	**6,717**	**1,046**
Income tax and profit sharing, payable	538	0
Sundry debtors and other payables	6,179	1,046
Outstanding subordinated debentures	**5,332**	**0**
Deferred credits	**31**	**8**
TOTAL LIABILITIES	**433,722**	**1,073**
Paid-in capital	**27,966**	**4,465**
Capital stock	12,524	4,440
Additional paid-in capital	15,442	25
Earned capital	**19,108**	**1,446**
Capital reserves	3,865	462
Retained earnings	9,409	-16
Unrealized result from valuation of for-sale securities	-536	0
Result from holding non-monetary assets	159	-9
Net income	6,211	1,009
Total majority shareholders' equity	**47,074**	**5,911**
Minority interest in subsidiaries	511	0
Minority interest in capital notes	5,619	0
TOTAL SHAREHOLDERS' EQUITY	**53,204**	**5,911**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Income statement Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Interest expense	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Net interest income before monetary gain (loss)	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Monetary gain (loss)	277	143	45	35	34	991	257
Net interest income	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Non-interest income	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,126**	**14,634**
Fee and commission income	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Fee and commission expense	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Net fee and commission income	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Trading income	115	2	763	0	447	1,018	1,212
Total operating revenues	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,349**	**31,715**
Non-interest expense	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Operating income	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,485**	**12,738**
Other income and expenses, net	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Monetary gain (loss)	(264)	(243)	(214)	(112)	(185)	(887)	(754)
Income before income tax and profit sharing	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,358**	**10,660**
Current income tax and profit sharing	(84)	(196)	(86)	(211)	(85)	(554)	(578)
Deferred income tax and profit sharing	(791)	(435)	(876)	(674)	(643)	(2,607)	(2,628)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,197**	**7,454**
Share in net income (loss) of non-consolidated subsidiaries and assoc	(72)	(59)	(24)	(57)	143	(409)	3
Income from ongoing operations	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Minority interest	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Net income	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(127)
Valuation	(262)
Deferred taxes	167
Total net change	(223)

Shareholders' equity	Amount
Monetary gain (loss)	127
Valuation	262
Deferred taxes	(92)
Income	(223)
Total net change	75

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for BBVA Bancomer Banking Business and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

BBVA Bancomer Banking Business Income statement Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Interest expense	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Net interest income before monetary gain (loss)	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Monetary gain (loss)	277	143	45	35	34	991	257
Net interest income	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Non-interest income	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,126**	**14,634**
Fee and commission income	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Fee and commission expense	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Net fee and commission income	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Trading income	115	2	763	0	447	1,018	1,212
Total operating revenues	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,349**	**31,715**
Non-interest expense	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Operating income	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,485**	**12,738**
Other income and expenses, net	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Monetary gain (loss)	(264)	(243)	(214)	(112)	(185)	(887)	(754)
Income before income tax and profit sharing	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,358**	**10,660**
Current income tax and profit sharing	(84)	(196)	(86)	(211)	(85)	(554)	(578)
Deferred income tax and profit sharing	(791)	(435)	(876)	(674)	(643)	(2,607)	(2,628)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,197**	**7,454**
Share in net income (loss) of non-consolidated subsidiaries and assoc	(72)	(59)	(24)	(57)	143	(409)	3
Income from ongoing operations	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Discontinued operations, extraordinary items and changes in accounting standards, net	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Income before minority interest	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Minority interest	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Net income	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(127)
Valuation	(262)
Deferred taxes	167
Total net change	(223)

Shareholders' equity	Amount
Monetary gain (loss)	127
Valuation	262
Deferred taxes	(92)
Income	(223)
Total net change	75

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for BBVA Bancomer Banking Business and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

BBVA Bancomer Banking Business Income statement Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Interest expense	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Net interest income before monetary gain (loss)	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Monetary gain (loss)	277	143	45	35	34	991	257
Net interest income	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Non-interest income	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,389**	**14,634**
Fee and commission income	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Fee and commission expense	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Net fee and commission income	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Trading income	115	2	763	0	447	1,281	1,212
Total operating revenues	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,612**	**31,715**
Non-interest expense	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Operating income	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,748**	**12,738**
Other income and expenses, net	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Monetary gain (loss)	(264)	(243)	(214)	(112)	(185)	(761)	(754)
Income before income tax and profit sharing	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,747**	**10,660**
Current income tax and profit sharing	(84)	(196)	(86)	(211)	(85)	(554)	(578)
Deferred income tax and profit sharing	(791)	(435)	(876)	(674)	(643)	(2,773)	(2,628)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,420**	**7,454**
Share in net income (loss) of non-consolidated subsidiaries and asso	(72)	(59)	(24)	(57)	143	(409)	3
Income from ongoing operations	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**7,011**	**7,457**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(223)	0
Income before minority interest	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Minority interest	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Net income	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of December 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

BBVA Bancomer Banking Business **Income statement** Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003	12M 2002	12M 2003
Interest income	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Interest expense	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Net interest income before monetary gain (loss)	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Monetary gain (loss)	277	143	45	35	34	991	257
Net interest income	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Loan-loss provisions	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Net interest income after loan-loss provisions	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Non-interest income	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,389**	**14,634**
Fee and commission income	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Fee and commission expense	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Net fee and commission income	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Trading income	115	2	763	0	447	1,281	1,212
Total operating revenues	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,612**	**31,715**
Non-interest expense	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Operating income	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,748**	**12,738**
Other income and expenses, net	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Monetary gain (loss)	(264)	(243)	(214)	(112)	(185)	(761)	(754)
Income before income tax and profit sharing	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,747**	**10,660**
Current income tax and profit sharing	(84)	(196)	(86)	(211)	(85)	(554)	(578)
Deferred income tax and profit sharing	(791)	(435)	(876)	(674)	(643)	(2,773)	(2,628)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,420**	**7,454**
Share in net income (loss) of non-consolidated subsidiaries and asso	(72)	(59)	(24)	(57)	143	(409)	3
Income from ongoing operations	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**7,011**	**7,457**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(223)	0
Income before minority interest	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Minority interest	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Net income	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

1.Transactions with Securities and Derivatives

1.1 Repurchase Transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	137,468	11,594	149,062
Receivables	(137,873)	(11,594)	(149,467)
Deliverable securities	(86,992)	(4,711)	(91,703)
Payables	87,064	4,711	91,775

1.2 Derivative Transactions

For Trading Purposes

Futures*		
Underlying	Buy	Sell
USD	278	-
Euro	-	-
MXN	-	-
JY	-	-
T BILL	-	2,857
M10	394	-
TIIE	49,120	335,793
Cetes	2,500	3,350
IPC	13	12
S&P	-	-

Forwards		
Underlying	Buy	Sell
USD *	747	449
Other currencies	31	31
Stocks	-	-
TIIE **	-	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	2,910	506	1,011	225
ADRs	-	5	2	-
Euro future	-	-	-	142
Interest rate	944	-	-	-
Swaption	-	-	2,247	-

FX Swaps*		
Currency	Receivable	Deliverable
MXN	14,359	17,383
USD	25,159	16,847
UDI	1,736	6,177
Euro	-	354

Interest rate swaps**	
MXN	340,109
USD	15,536
UDI	-

Stock swaps	
Stocks	5

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

1.Transactions with Securities and Derivatives

1.1 Repurchase Transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	137,468	11,594	149,062
Receivables	(137,873)	(11,594)	(149,467)
Deliverable securities	(86,992)	(4,711)	(91,703)
Payables	87,064	4,711	91,775

1.2 Derivative Transactions

For Trading Purposes

Futures*		
Underlying	Buy	Sell
USD	278	-
Euro	-	-
MXN	-	-
JY	-	-
T BILL	-	2,857
M10	394	-
TIIE	49,120	335,793
Cetes	2,500	3,350
IPC	13	12
S&P	-	-

Forwards		
Underlying	Buy	Sell
USD *	747	449
Other currencies	31	31
Stocks	-	-
TIIE **	-	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	2,910	506	1,011	225
ADRs	-	5	2	-
Euro future	-	-	-	142
Interest rate	944	-	-	-
Swaption	-	-	2,247	-

FX Swaps*		
Currency	Receivable	Deliverable
MXN	14,359	17,383
USD	25,159	16,847
UDI	1,736	6,177
Euro	-	354

Interest rate swaps**	
MXN	340,109
USD	15,536
UDI	-

Stock swaps	
Stocks	5

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

For Hedging Purposes

Forwards*		
Underlying	Buy	Sell
USD	58,610	85,779
Stocks	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	76	-	-

FX Swaps *		
Currency	Receivable	Deliverable
MXN	19,995	-
USD	296	20,019
Other currencies	-	1,238

Interest rate swaps **	
MXN	13,600
USD	4,495
UDI	124

* *Contract amount in millions of pesos*

** *Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading Securities

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	4Q 2002	3Q 2003	4Q 2003
1 day VaR	101	112	162
10 day VaR	315	349	474

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	155	451
Equities	2	5
Foreign exchange	14	46
Total	**162**	**474**

2.2 For-sale Securities

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	4Q 2002	3Q 2003	4Q 2003
1 day VaR	103	56	28
10 day VaR	280	149	111

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	11
Equities	28	111
Total	**28**	**111**

3. Trading Income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 12M03 from valuation	Income 12M03 from trading	TOTAL
Investments in securities	**63**	**1,085**	**1,148**
Equities	9	57	**66**
Fixed income	54	1,028	**1,082**
Repurchase transactions	**(189)**	(313)	**(502)**
Derivative transactions	**(100)**	**(130)**	**(230)**
Total	**(226)**	**642**	**416**

For Hedging Purposes

Forwards*		
Underlying	Buy	Sell
USD	58,610	85,779
Stocks	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	76	-	-

FX Swaps *		
Currency	Receivable	Deliverable
MXN	19,995	-
USD	296	20,019
Other currencies	-	1,238

Interest rate swaps **	
MXN	13,600
USD	4,495
UDI	124

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading Securities

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	4Q 2002	3Q 2003	4Q 2003
1 day VaR	101	112	162
10 day VaR	315	349	474

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	155	451
Equities	2	5
Foreign exchange	14	46
Total	**162**	**474**

2.2 For-sale Securities

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	4Q 2002	3Q 2003	4Q 2003
1 day VaR	103	56	28
10 day VaR	280	149	111

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	11
Equities	28	111
Total	**28**	**111**

3. Trading Income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 12M03 from valuation	Income 12M03 from trading	TOTAL
Investments in securities	**63**	**1,085**	**1,148**
Equities	9	57	**66**
Fixed income	54	1,028	**1,082**
Repurchase transactions	**(189)**	(313)	**(502)**
Derivative transactions	**(100)**	**(130)**	**(230)**
Total	**(226)**	**642**	**416**

4. Other income and expenses

Grupo Financiero BBVA Bancomer Other income and expenses Millions of pesos	12M 2002	12M 2003
Real estate sales	(191)	(299)
Payables and receivables	(328)	(390)
Other asset sales	(224)	(445)
Severance payments	(109)	(305)

5. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
Local currency	27,744	15,152	37,223	49,518	48,041
Rate	7.9%	8.2%	6.2%	4.6%	5.6%
Foreign currency	15,119	13,897	16,014	10,787	8,796
Rate	4.4%	3.9%	3.8%	4.0%	4.2%
Total	42,863	29,049	53,237	60,305	56,837
Rate	6.7%	6.1%	5.4%	4.5%	5.4%

6. Capitalization

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business Risk-weighted assets	Capital required	Bancomer Risk-weighted assets	Capital required	Bancomer Servicios Risk-weighted assets	Capital required
Credit risk-weighted assets	185,882	14,871	183,538	14,683	2,344	188
Group I (weighted at 0%)						
Group II (weighted at 20%)	13,870	1,110	13,075	1,046	795	64
Group III (weighted at 100%)	172,012	13,761	170,463	13,637	1,549	124
Market risk-weighted assets	68,500	5,480	68,244	5,460	256	20
Local currency and nominal rate transactions	54,114	4,330	53,858	4,310	256	20
Local currency and real rate transactions or in UDIs	1,654	132	1,654	132		
Interest rate transactions in foreign currency at nominal rate	9,199	736	9,199	736		
Positions in UDIS or yield indexed to INPC	18	1	18	1		
Positions in foreign currencies or yield indexed to exchange rate	1,704	136	1,704	136		
Positions in equity or yield indexed to stock prices	1,811	145	1,811	145		
Total credit and market risk	254,382	20,351	251,782	20,143	2,600	208

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	36,026	31,365	4,661
Shareholders' equity	52,985	47,074	5,911
Subordinated debentures and capitalization securities	4,091	4,091	0
Deductions for investments in subordinated securities			
Deductions for investments in equity in financial entities	(4,071)	(4,057)	(14)
Deductions for investments in equity in non-financial entities	(1,584)	(1,429)	(155)
Deductions for financing granted to purchase equity of the Bank or other entities of the Group			
Deductions for deferred taxes	(12,858)	(11,777)	(1,081)
Organizational expenses and other intangibles	(2,534)	(2,534)	0
Other assets	(3)	(3)	0
Tier 2 capital	5,581	5,581	0
Debentures and capitalization securities	3,592	3,592	0
General loan-loss reserves	1,989	1,989	0
Deductions for subordinated securities			
Net capital	41,607	36,946	4,661

4. Other income and expenses

Grupo Financiero BBVA Bancomer Other income and expenses Millions of pesos	12M 2002	12M 2003
Real estate sales	(191)	(299)
Payables and receivables	(328)	(390)
Other asset sales	(224)	(445)
Severance payments	(109)	(305)

5. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
Local currency	27,744	15,152	37,223	49,518	48,041
Rate	7.9%	8.2%	6.2%	4.6%	5.6%
Foreign currency	15,119	13,897	16,014	10,787	8,796
Rate	4.4%	3.9%	3.8%	4.0%	4.2%
Total	42,863	29,049	53,237	60,305	56,837
Rate	6.7%	6.1%	5.4%	4.5%	5.4%

6. Capitalization

BBVA Bancomer Banking Business Risk-weighted assets Millions of pesos	Banking business Risk-weighted assets	Capital required	Bancomer Risk-weighted assets	Capital required	Bancomer Servicios Risk-weighted assets	Capital required
Credit risk-weighted assets	185,882	14,871	183,538	14,683	2,344	188
Group I (weighted at 0%)						
Group II (weighted at 20%)	13,870	1,110	13,075	1,046	795	64
Group III (weighted at 100%)	172,012	13,761	170,463	13,637	1,549	124
Market risk-weighted assets	68,500	5,480	68,244	5,460	256	20
Local currency and nominal rate transactions	54,114	4,330	53,858	4,310	256	20
Local currency and real rate transactions or in UDIs	1,654	132	1,654	132		
Interest rate transactions in foreign currency at nominal rate	9,199	736	9,199	736		
Positions in UDIS or yield indexed to INPC	18	1	18	1		
Positions in foreign currencies or yield indexed to exchange rate	1,704	136	1,704	136		
Positions in equity or yield indexed to stock prices	1,811	145	1,811	145		
Total credit and market risk	254,382	20,351	251,782	20,143	2,600	208

BBVA Bancomer Banking Business Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	36,026	31,365	4,661
Shareholders' equity	52,985	47,074	5,911
Subordinated debentures and capitalization securities	4,091	4,091	0
Deductions for investments in subordinated securities			
Deductions for investments in equity in financial entities	(4,071)	(4,057)	(14)
Deductions for investments in equity in non-financial entities	(1,584)	(1,429)	(155)
Deductions for financing granted to purchase equity of the Bank or other entities of the Group			
Deductions for deferred taxes	(12,858)	(11,777)	(1,081)
Organizational expenses and other intangibles	(2,534)	(2,534)	0
Other assets	(3)	(3)	0
Tier 2 capital	5,581	5,581	0
Debentures and capitalization securities	3,592	3,592	0
General loan-loss reserves	1,989	1,989	0
Deductions for subordinated securities			
Net capital	41,607	36,946	4,661

7. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance 4Q03	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
BANCOMER-DLLS non convertible	1,124	21-Jun-04	LIBOR + 4
BANCOMER-DLLS non convertible	292	29-Mar-04	LIBOR + 4
BANCOMER-DLLS non convertible	1,293	15-May-04	LIBOR + 3.5
BANCOMER-DLLS non convertible	112	28-May-04	LIBOR + 3.5
Interest accrued	11		
Total	**5,332**		

8. Debt Ratings

BBVA Bancomer Debt ratings	Long-term		Short-term		National scale
	Pesos	Foreign currency	Pesos	Foreign currency	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.A.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Bond rating.*

9. GFBB stake in subsidiaries

Grupo Financiero BBVA Bancomer Equity stake	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gesti n	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

Contacts
Yvonne Ochoa Rosellini
Adrian Maga a Cobos
Tel. (5255) 5621-5875
Tel. (5255) 5621-5721
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

7. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance 4Q03	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
BANCOMER-DLLS non convertible	1,124	21-Jun-04	LIBOR + 4
BANCOMER-DLLS non convertible	292	29-Mar-04	LIBOR + 4
BANCOMER-DLLS non convertible	1,293	15-May-04	LIBOR + 3.5
BANCOMER-DLLS non convertible	112	28-May-04	LIBOR + 3.5
Interest accrued	11		
Total	5,332		

8. Debt Ratings

BBVA Bancomer Debt ratings	Long-term Pesos	Long-term Foreign currency	Short-term Pesos	Short-term Foreign currency	National scale
Standard & Poor's	BBB	BBB-	A-2	A-3	N.A.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA(mex)

** Bond rating.*

9. GFBB stake in subsidiaries

Grupo Financiero BBVA Bancomer Equity stake	4Q 2002	1Q 2003	2Q 2003	3Q 2003	4Q 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gesti n	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

Contacts

Yvonne Ochoa Rosellini
Adrian Maga a Cobos
Tel. (5255) 5621-5875
Tel. (5255) 5621-5721
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

www.bancomer.com
investor_relations@bancomer.com
www.bancomercnbv.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 4T03

2 de febrero de 2004

Contenido

Resultados Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 2,109 millones y Ps. 7,653 millones en 4T03 y 2003, 12.6% y 10.6% mayor a 4T02 y 2002, respectivamente
- Margen financiero neto antes de repomo de Ps. 5,410 millones en 4T03 y Ps. 20,800 millones en 2003, 6.3% mayor a 4T02 y 8.7% por encima de 2002, respectivamente
- Ingreso neto por comisiones y tarifas de Ps. 3,520 millones en 4T03, 10.4% mayor a 4T02, y de Ps. 13,987 millones en 2003, 10.9% superior a 2002
- Gasto de administración y promoción de Ps. 5,079 millones en 4T03, 5.8% mayor a 4T02, y de Ps. 19,296 millones en 2003, 0.3% por encima de 2002
- Indice de eficiencia de 53.3% en 2003, comparado con 56.6% en 2002
- Margen financiero neto después de repomo de 4.9% en 2003, comparado con 4.9% en 2002
- Cartera al sector privado sin fideicomisos UDIs crece 4.3% y cartera comercial en pesos crece 16.1% en 2003
- Cartera de consumo crece 19.9% en 2003 para alcanzar Ps. 25,130 millones
- Captación vista alcanza Ps. 179,824 millones en diciembre de 2003, un crecimiento de 15.3% en el año o Ps. 23,851 millones
- Captación a plazo de red crece Ps. 10,737 millones en 2003, equivalente a 7.3%

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 7,220 millones en 2003, 10.2% mayor a 2002
- Indice de capitalización del Negocio Bancario en 2003 fue 16.4%, con un índice de capital básico de 14.2%
- Seguros registró utilidad neta de Ps. 390 millones en 2003
- Pensiones reportó utilidad neta de Ps. 194 millones en 2003
- Casa de Bolsa registró utilidad neta de Ps. 100 millones en 2003
- Gestión reportó utilidad neta de Ps. 96 millones en 2003

Compañías Subsidiarias del Banco

- Afore registró utilidad de Ps. 947 millones en 2003
- Bancomer Transfer Services reportó utilidad de Ps. 139 millones en 2003

Utilidad Neta Grupo (Ps. millones)


6,922
7,653
1,873
1,773
1,909
1,862
2,109
12M02
12M03
4T02
1T03
2T03
3T03
4T03

Utilidad por Acción Grupo (Ps. nominal)


0.72
0.82
0.19
0.19
0.20
0.20
0.23
12M02
12M03
4T02
1T03
2T03
3T03
4T03

ROAE Grupo (% Anualizado)


13.8
13.3
14.2
13.0
13.5
12.7
14.0
12M02
12M03
4T02
1T03
2T03
3T03
4T03

ROAA Grupo (% Anualizado)


1.5
1.6
1.7
1.5
1.6
1.6
1.7
12M02
12M03
4T02
1T03
2T03
3T03
4T03

Indice de Capitalización (%)


13.1
14.1
15.2
15.8
16.4
9.9
11.0
12.6
13.5
14.2
4T02
1T03
2T03
3T03
4T03
Básico
Complementario

Resumen de Resultados

Para facilitar el seguimiento comparativo del negocio recurrente, el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en la página 22.

Grupo Financiero BBVA Bancomer Utilidad neta Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Grupo Financiero BBVA Bancomer	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**
Resultado de la controladora	(51)	(43)	(39)	(56)	(74)	(188)	(212)	32.1%	45.1%	12.8%
Negocio Bancario	1,788	1,686	1,774	1,728	2,032	6,552	7,220	17.6%	13.6%	10.2%
Sector Seguros[(1)]	137	129	143	157	146	488	575	(7.0%)	6.6%	17.8%
Casa de Bolsa Bancomer	4	12	39	33	16	78	100	(51.5%)	300.0%	28.2%
Bancomer Gesti n	22	20	26	27	23	92	96	(14.8%)	4.5%	4.3%
Inter s minoritario y otros[(2)]	(27)	(31)	(34)	(27)	(34)	(100)	(126)	25.9%	25.9%	26.0%

(1) Incluye el resultado de Seguros Bancomer, Pensiones Bancomer y Preventis.

(2) Incluye el interés minoritario de Seguros Bancomer y el resultado de Fianzas Probursa.

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posici n monetaria	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Margen financiero ajustado por riesgos crediticios	4,529	4,143	4,261	3,928	4,805	17,234	17,137	22.3%	6.1%	(0.6%)
Comisiones y tarifas, neto	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Resultado por intermediaci n	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Ingresos totales de la operaci n	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Gastos de administraci n y promoci n	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Resultado de la operaci n	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Resultado por operaciones continuas	1,908	1,858	1,947	1,955	2,130	7,381	7,890	9.0%	11.6%	6.9%
Utilidad neta	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003	Jun-Sep 2003	Sep-Dic 2003	Sep-Dic 2002	Dic-Dic 2002-2003
BALANCE GENERAL									
Disponibilidades	74,118	63,731	61,984	81,478	70,697	31.5%	(13.2%)	30.0%	(4.6%)
Inversiones en valores y operaciones con derivadas	66,262	114,102	98,675	100,830	123,547	2.2%	22.5%	(18.8%)	86.5%
Total cartera de cr dito vigente	245,773	239,062	240,785	242,379	251,083	0.7%	3.6%	0.2%	2.2%
Total cartera de cr dito vencida	11,382	12,373	11,285	9,505	6,440	(15.8%)	(32.2%)	(7.2%)	(43.4%)
Total cartera de cr dito	257,155	251,435	252,070	251,884	257,523	(0.1%)	2.2%	(0.1%)	0.1%
Estimaci n preventiva para riesgos crediticios	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)	(7.6%)	(17.0%)	(3.5%)	(26.4%)
Total cartera de cr dito, neta	244,320	238,976	239,756	240,507	248,079	0.3%	3.1%	0.1%	1.5%
Impuestos diferidos, neto	24,934	24,532	23,393	22,734	22,288	(2.8%)	(2.0%)	(2.6%)	(10.6%)
Otros activos	35,114	34,119	34,210	33,814	35,108	(1.2%)	3.8%	(19.9%)	(0.0%)
Total activo	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**	**4.7%**	**4.2%**	**(1.6%)**	**12.4%**
Captaci n de vista y plazo	328,512	369,349	328,829	325,005	361,155	(1.2%)	11.1%	(2.3%)	9.9%
Pr stamos interbancarios y de otros organismos	42,863	29,049	53,237	60,305	56,837	13.3%	(5.8%)	0.7%	32.6%
Obligaciones subordinadas en circulaci n	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Otros pasivos	8,357	10,165	7,413	23,057	8,970	211.0%	(61.1%)	(15.3%)	7.3%
Total pasivo	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**	**4.8%**	**4.4%**	**(2.3%)**	**12.2%**
Total capital contable	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**	**3.6%**	**3.0%**	**3.0%**	**13.2%**

Resumen de la Acción e Indicadores del Negocio

Grupo Financiero BBVA Bancomer Resumen de la acci n	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acci n (UPA) (pesos nominales)	0.19	0.19	0.20	0.20	0.23	0.72	0.82	15.1%	17.0%	14.7%
Utilidad neta por acci n (UPA) (pesos constantes)	0.20	0.19	0.21	0.20	0.23	0.75	0.82	13.3%	12.6%	10.4%
Utilidad neta por acción doce meses (UPA 12m) (pesos constantes por periodo)	0.72	0.73	0.77	0.79	0.82	0.72	0.82	4.9%	14.7%	14.7%
Valor en libros por acci n (VL) (pesos nominales)	5.57	5.81	6.05	6.29	6.61	5.57	6.61	5.0%	18.7%	18.7%
Valor en libros por acci n (VL) (pesos constantes)	5.78	5.97	6.20	6.40	6.61	5.78	6.61	3.2%	14.2%	14.2%
Acciones totales en circulaci n (millones, fin de per odo)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	7.91	8.28	8.83	9.61	9.60	7.91	9.60	(0.1%)	21.4%	21.4%
Capitalizaci n de mercado (millones de pesos nominales)	73,381	76,814	81,916	89,152	89,059	73,381	89,059	(0.1%)	21.4%	21.4%
Volumen operado diario promedio (millones de títulos)	7.0	7.7	8.9	10.8	11.6	10.8	9.8	7.7%	66.6%	(9.7%)
Importe operado diario promedio (millones de pesos nominales)	53.4	64.0	80.0	97.0	111.4	92.8	88.4	14.8%	108.5%	(4.7%)
Precio cierre / UPA 12m (pesos constantes por per odo) (P/U)	11.0	11.3	11.4	12.2	11.6	11.0	11.6	(4.8%)	5.8%	5.8%
Precio cierre / VL (pesos nominales) (P/VL)	1.4	1.4	1.5	1.5	1.5	1.4	1.5	(4.8%)	2.2%	2.2%
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (d lares) (UPADR)	0.38	0.34	0.39	0.36	0.40	1.48	1.52	11.4%	6.8%	3.1%
Valor en libros por ADR (d lares) (VLADR)	*10.66*	*10.77*	*11.59*	*11.43*	*11.76*	*10.66*	*11.76*	*2.9%*	*10.3%*	*10.3%*

Grupo Financiero BBVA Bancomer Indicadores del negocio	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,665	1,658	1,645	1,643	1,653	1,665	1,653
Cajeros autom ticos	3,752	3,772	3,771	3,875	3,971	3,752	3,971
Empleados							
Grupo Financiero	29,078	28,642	28,635	28,613	29,476	29,078	29,476
Negocio Bancario	25,704	25,307	25,274	25,146	25,230	25,704	25,230
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto despu s de resultado por posici n monetaria (anualizado)	5.4	5.0	5.1	4.7	4.8	4.9	4.9
Indice de eficiencia (gasto / ingresos totales de la operación)	55.4	54.0	51.0	54.1	54.2	56.6	53.3
Comisiones y tarifas, neto / gastos de administraci n y promoci n	66.4	72.8	67.6	80.4	69.3	65.5	72.5
Rendimiento sobre capital promedio (ROAE)	14.2	13.0	13.5	12.7	14.0	13.8	13.3
Rendimiento sobre activos promedio (ROAA)	1.7	1.5	1.6	1.6	1.7	1.5	1.6
Indice de capitalizaci n b sico	9.9	11.0	12.6	13.5	14.2	9.9	14.2
Indice de capitalización total	13.1	14.1	15.2	15.8	16.4	13.1	16.4
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida total, incluyendo Fobaproa (1)	4.4	4.9	4.5	3.8	2.5	4.4	2.5
Indice de cartera vencida total, excluyendo Fobaproa (1)	6.5	7.3	6.6	5.6	3.6	6.5	3.6
Cobertura de cartera vencida (1)	112.8	100.7	109.1	119.7	146.6	112.8	146.6
Cargo por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	1.8	2.4	2.6	2.6	1.4	1.6	2.2

(1) A partir de 2003 la cartera hipotecaria se clasifica como vencida a los 90 días de impago en lugar de a los 150 días. Para más detalle, ver discusión sobre Calidad de activos.

Bancomer lanza la innovadora *Tarjeta Congelada*

Bancomer inició el año 2004 con el lanzamiento de una nueva tarjeta de crédito para clientes con ingresos de entre Ps. 4,000 y Ps. 6,000 mensuales. Este producto permitirá a un nuevo segmento de personas que anteriormente no contaba con formas tradicionales de financiamiento a tasas competitivas a incorporarse al sistema de crédito bancario.

Bancomer lanzó la *Tarjeta Congelada* para acercarse al mercado potencial de 7 millones de personas de dicho segmento que no tienen referencias de crédito bancarias. La principal diferencia de esta tarjeta de crédito es que el pago mensual es fijo y siempre el mismo.

La línea de crédito se basa en el nivel de ingresos mensuales, otorgando Ps. 3,000 de límite si el ingreso es de Ps. 4,000 a Ps. 4,500. Esta capacidad se incrementa a Ps. 4,000 si el ingreso es de Ps. 4,500 a Ps. 5,500 y, finalmente, sube a Ps. 5,000 si el ingreso mensual es de Ps. 6,000.

Adicionalmente, la *Tarjeta Congelada* cuenta con seguro de fraude y seguro por fallecimiento sin costo alguno.

El objetivo a plazo es permitir a los nuevos tarjetahabientes demostrar un buen uso de su línea para crear un historial positivo en nuestros sistemas y en el buró de crédito. Esto a su vez fomentará un mayor acercamiento con el Banco, por lo que eventualmente se podrá intercambiar la *Tarjeta Congelada* por una tarjeta de crédito tradicional con mayores beneficios o, incluso, eventualmente se podrá recibir crédito de auto o hipotecario.

Nuevo servicio *Cash Back* para disposición de efectivo

El servicio *Cash Back* es la primera solución en México que ofrece la opción de realizar compras y disponer de efectivo en una sola transacción. Este servicio funciona a partir de noviembre de 2003 con tarjetas de débito Bancomer y permite disponer de hasta Ps. 1,000 en efectivo sin costo al realizar compras en los establecimientos afiliados, siendo éstos actualmente autoservicios, tiendas departamentales y farmacias.

El límite de retiro se calcula acumulando los montos retirados en cajeros automáticos y otras disposiciones en comercios hasta por un máximo de Ps. 5,000 por día.

El beneficio para los clientes y para Bancomer es la ampliación inmediata de la red de distribución de servicios y, por su parte, el comercio se favorece al ofrecer un servicio adicional que atrae a más clientes.

Bancomer lanza servicio renovado de *Cash Windows*

Bancomer, a la vanguardia en productos y servicios, creó la nueva versión de *Cash Windows* que conserva las funciones del producto anterior, como disponibilidad de información y de operaciones de cobranza, concentración de fondos, pagos de nómina, pagos a proveedores, comercio electrónico y pago de impuestos y adiciona nuevas funciones.

La versión mejorada incorpora de forma gratuita nuevos servicios de valor agregado, como el acceso a imágenes digitalizadas de cheques, cobranza empresarial especializada y acceso a esquemas de financiamiento por medios electrónicos con productos de crédito empresarial como *Crédito Líquido* y *Crediproveedores*

El servicio de *Cash Windows* de Bancomer es el líder en el mercado con base en número de usuarios, así como por ofrecer el mayor avance tecnológico con facilidad de uso.

Bancomer se compromete con la educación

Bancomer, a través de la Fundación Bancomer, apoya la Olimpiada de Conocimiento Infantil organizada por la Secretaría de Educación Pública (SEP) otorgando becas de Ps. 1,000 mensuales a los 550 alumnos de sexto año de primaria que resulten ganadores mientras cursen la secundaria.

Estos premios se otorgan a los triunfadores de las Olimpiadas celebradas anualmente desde 2002 hasta 2006. Adicionalmente, se conceden becas de Ps. 1,200 mensuales para cursar preparatoria a los alumnos ganadores de las Olimpiadas que resulten selectos por la SEP al terminar secundaria.

Por otra parte, la Fundación Bancomer también apoya la educación de adultos manteniendo 24 centros educativos para capacitar a personas de escasos recursos, dándoles la oportunidad de adquirir las habilidades necesarias para realizar un trabajo que les permita alcanzar una mejor calidad de vida.

En estos centros se cuenta con ludotecas para niños menores de 4 años y se imparten cursos de alfabetización, educación abierta, trabajos manuales y otros. Esto permite a las personas que asisten adquirir oficios o incluso iniciar sus propios negocios.

Estado de Resultados

Grupo Financiero BBVA Bancomer reportó una utilidad neta de Ps. 2,109 millones en 4T03, un crecimiento de 12.6% comparado con el mismo período del año anterior. Por su parte, la utilidad neta para el año 2003 se ubicó en Ps. 7,653 millones, esto es, 10.6% por encima de 2002.

La evolución favorable en los resultados se debe principalmente al fortalecimiento del margen básico recurrente (ingreso financiero neto antes de resultado por posición monetaria, comisiones y gasto), el cual incrementó 23.9% de 2002 a 2003. Adicionalmente, el crecimiento en este rubro se debe principalmente al desempeño del ingreso financiero neto, lo cual indica que la actividad comercial comienza a contribuir en mayor proporción en los resultados del Grupo.

Grupo Financiero BBVA Bancomer **Estado de resultados** Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Margen financiero antes de resultado por posici n monetaria	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Resultado por posici n monetaria	245	122	39	18	(3)	898	176	(116.7%)	n.a.	(80.4%)
Margen financiero	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**	**7.6%**	**1.4%**	**4.7%**
Estimaci n preventiva para riesgos crediticios	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)	(45.1%)	(25.2%)	37.0%
Margen financiero ajustado por riesgos crediticios	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**	**22.3%**	**6.1%**	**(0.6%)**
Comisiones y tarifas, neto	3,189	3,373	3,217	3,877	3,520	12,613	13,987	(9.2%)	10.4%	10.9%
Resultado por intermediaci n	149	24	765	10	451	1,379	1,250	n.a.	202.7%	(9.4%)
Ingresos totales de la operaci n	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**	**12.3%**	**11.6%**	**3.7%**
Gastos de administraci n y promoci n	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)	5.3%	5.8%	0.3%
Resultado de la operaci n	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**	**23.5%**	**20.5%**	**9.2%**
Otros productos y gastos, neto	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)	n.a.	n.a.	481.2%
Resultado por posici n monetaria	(265)	(243)	(214)	(120)	(199)	(762)	(776)	65.8%	(24.9%)	1.8%
Resultado antes de ISR y PTU	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**	**(6.2%)**	**(4.4%)**	**(0.4%)**
ISR y PTU causado	(85)	(214)	(117)	(214)	(100)	(619)	(645)	(53.3%)	17.6%	4.2%
ISR Y PTU diferido	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)	(7.7%)	(17.9%)	(3.7%)
Resultado antes de participaci n en el resultado de subsidiarias y asociadas	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**	**(0.4%)**	**0.3%**	**0.5%**
Participaci n en el resultado de subsidiarias y asociadas	(6)	(8)	40	28	211	(204)	271	653.6%	n.a.	(232.8%)
Resultado por operaciones continuas	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**	**9.0%**	**11.6%**	**6.9%**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	(223)	0	n.a.	n.a.	n.a.
Utilidad neta antes de inter s minoritario	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**	**9.0%**	**11.6%**	**10.2%**
Inter s minoritario	(35)	(85)	(38)	(93)	(21)	(236)	(237)	(77.4%)	(40.0%)	0.4%
Utilidad neta	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**	**13.3%**	**12.6%**	**10.6%**

Margen Financiero Neto

El ingreso financiero neto antes de resultado por posición monetaria se ubicó en Ps. 5,410 millones en 4T03, un incremento de 6.3% comparado con 4T02, impulsado por la actividad crediticia y el manejo del fondeo, y a pesar de que la tasa de interés promedio de referencia bancaria (TIIE 28 días) se contrajo 31.4% en el mismo período.

El margen financiero neto como porcentaje de los activos con rendimiento antes de resultado monetario se ubicó en 4.8% en 4T03, 32 puntos base menor a 4T02. Después de resultado por posición monetaria, el margen financiero neto se redujo 57 puntos base comparado con 4T02. Lo anterior es en parte atribuible a que el resultado monetario disminuyó Ps. 248 millones en el período debido a una menor inflación y al cambio de estructura de los activos y pasivos monetarios. Por otra parte, el margen financiero neto se gestionó activamente para aminorar el efecto de la caída de 264 puntos base en la TIIE promedio de 4T02 a 4T03, así como el aumento en los activos con rendimiento de Ps. 53,719 millones, o 13.5% de diciembre 2002 a diciembre 2003.

Por su parte, para el año 2003 el ingreso financiero neto antes de resultado por posición monetaria se ubicó en Ps. 20,800 millones, 8.7% o Ps. 1,662 millones superior a 2002. La evolución favorable del ingreso financiero, aún ante una baja en tasas de interés de 137 puntos base o 16.8% promedio en el año, se debe a la combinación de los siguientes factores:

a) El ingreso financiero neto por crédito y captación aumentó 10.7% o Ps. 1,878 millones en 2003, apoyado en un crecimiento de 3.8% en la cartera vigente sin Fobaproa/IPAB y destacando la importante contribución de la rentabilidad de la cartera de consumo que creció 19.9% en el año. Por su parte, la captación vista y ahorro en pesos creció 15.0% en 2003 y la gestión del fondeo ha arrojado resultados favorables al mantener la participación de la captación vista cercana a 50.0% de la captación total, simultáneamente reduciendo en 107 puntos base el costo de captación total en el año para ubicarse en 38.9% de la TIIE.

b) El ingreso financiero neto por operaciones de reporto disminuyó Ps. 289 millones o 23.2% en 2003, principalmente por el impacto de una curva de tasas de interés plana en el primer trimestre de 2003 que fue tomando mayor pendiente a lo largo del año.

El margen financiero neto antes de resultado por posición monetaria presentó un incremento de 12 puntos base en 2003 para ubicarse en 4.8%. Por su parte, el margen financiero neto como porcentaje de los activos con rendimiento después de resultado por posición monetaria fue de 4.9% en 2003, 6 puntos base menor a 2002. Esto se explica principalmente por un

ingreso por posición monetaria que se redujo en 80.4% o Ps. 722 millones, así como a un aumento de 6.0% o Ps. 24,455 millones en activos con rendimiento, en el promedio del año.

Cabe destacar que el porcentaje que representa el margen financiero neto de TIIE al cierre de 2003 se ubicó en 71.8%, una mejora significativa comparado con 60.5% al cierre de 2002. Esto se ha logrado a través de un crecimiento en la cartera de crédito (particularmente en consumo), así como a través de una mejor gestión de captación. Otro análisis importante es el de la contribución del crédito, que en 2003 aporta 31.3% del margen financiero en pesos, mientras que en 2002 representaba solamente 25.5%.

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Ingreso financiero neto por cr dito y captaci n	**4,570**	**4,843**	**4,868**	**4,596**	**5,085**	**17,514**	**19,392**	**10.6%**	**11.3%**	**10.7%**
Ingreso financiero por cr dito y valores	8,598	9,171	8,146	7,426	8,365	33,099	33,108	12.6%	(2.7%)	0.0%
Gasto financiero por captación y fondeo	(4,028)	(4,328)	(3,278)	(2,830)	(3,280)	(15,585)	(13,716)	15.9%	(18.6%)	(12.0%)
Comisiones y tarifas, neto	**85**	**128**	**107**	**106**	**109**	**377**	**450**	**2.8%**	**28.2%**	**19.4%**
Comisiones y tarifas cobradas	85	128	107	106	109	377	450	2.8%	28.2%	19.4%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**434**	**92**	**346**	**384**	**216**	**1,247**	**958**	**(28.9%)**	**(50.2%)**	**(23.2%)**
Ingreso financiero por reportos	5,007	4,388	4,275	3,455	3,654	17,317	15,772	5.8%	(27.0%)	(8.9%)
Gasto financiero por reportos	(4,573)	(4,296)	(3,929)	(3,151)	(3,438)	(16,070)	(14,814)	9.1%	(24.8%)	(7.8%)
Ingreso financiero antes de repomo	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**	**8.1%**	**6.3%**	**8.7%**
Resultado por posici n monetaria	245	122	39	18	(3)	898	176	n.a.	n.a.	(80.4%)
Ingreso financiero neto	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**	**7.6%**	**1.4%**	**4.7%**
Promedio de activos con rendimiento	397,305	414,782	422,817	426,978	451,024	406,591	431,046	5.6%	13.5%	6.0%
Margen financiero neto anualizado antes repomo (%)	**5.1**	**4.9**	**5.0**	**4.7**	**4.8**	**4.7**	**4.8**	**2.3%**	**(6.4%)**	**2.5%**
Margen financiero neto anualizado (%)	**5.4**	**5.0**	**5.1**	**4.7**	**4.8**	**4.9**	**4.9**	**1.9%**	**(10.7%)**	**(1.2%)**


8.2%
6.8%
8.4%
9.7%
6.7%
5.1%
5.8%
4.9%
4.9%
5.4%
5.0%
5.1%
4.7%
4.8%
12 meses 2002
12 meses 2003
4T02
1T03
2T03
3T03
4T03
TIIE promedio 28 días
Margen financiero neto (% activos medios con rendimiento)

Estimación Preventiva para Riesgos Crediticios

En 4T03 se cargaron Ps. 602 millones a la cuenta de resultados por concepto de provisiones. El 45.7% de dicho cargo, o Ps. 275 millones, estuvo relacionado con el costo de los programas de apoyo a deudores (Punto Final). El saldo de la cartera hipotecaria sujeta a estos programas al cierre de 2003 fue de Ps. 25,257 millones (13.8% menor que en diciembre 2002) y el de la cartera comercial de Ps. 301 millones (una disminución de 43.2% comparado con 2002). Por su parte, el cargo por provisiones en 2003 ascendió a Ps. 3,838 millones, equivalente a 2.2% de la cartera total promedio, excluyendo Fobaproa.

El cargo por provisiones de 4T03 equivale a 1.4% de la cartera total promedio excluyendo Fobaproa a diciembre de 2003 y el índice de cobertura de reservas se ubica en 146.6%, una mejora comparado con 119.7% en 3T03. Esto se explica principalmente por una mayor cobranza, especialmente hipotecaria, dado un aumento estacional de liquidez en el sistema.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
Saldo inicial	13,298	12,835	12,459	12,314	11,377	15,563	12,835
Más:							
Cargo a resultados	805	1,042	1,099	1,095	602	2,802	3,838
Recuperaci n de castigos	111	29	45	8	219	240	301
Otros	333	0	0	0	0	333	0
Menos:							
Castigos cartera tarjeta de cr dito	(100)	(189)	(83)	(40)	(214)	(433)	(526)
Castigos cartera consumo	(31)	(30)	(25)	(9)	(8)	(116)	(72)
Castigos cartera comercial	(484)	(515)	(548)	(1,467)	(568)	(1,921)	(3,098)
Castigos cartera hipotecaria	(604)	(410)	(277)	(324)	(1,757)	(2,156)	(2,768)
Aplicaciones cartera vigente comercial (Punto Final)	(4)	(4)	(4)	(3)	(3)	(21)	(14)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(357)	(346)	(288)	(291)	(272)	(1,459)	(1,197)
Aplicaciones a reservas	**(361)**	**(350)**	**(292)**	**(294)**	**(275)**	**(1,480)**	**(1,211)**
Resultado monetario	(132)	47	(64)	94	68	3	145
Saldo a fin de trimestre	**12,835**	**12,459**	**12,314**	**11,377**	**9,444**	**12,835**	**9,444**

Comisiones y tarifas

El ingreso neto por comisiones y tarifas en 4T03 se ubicó en Ps. 3,520 millones, un crecimiento de 10.4% comparado con 4T02 o de Ps. 331 millones, de lo cual 51.7% se explica por mayor ingreso de tarjeta de crédito y débito, 24.2% por transferencias y remesas y 10.6% por manejo de cuenta, los tres rubros que han presentado la mayor dinámica de crecimiento.

El desempeño favorable en comisiones está relacionado con el aumento en volúmenes de actividad. Por ejemplo, de 3T03 a 4T03, el promedio mensual de otorgamiento de tarjetas nuevas creció 40.7%, mientras que los montos de facturación aumentaron 12.0%. Además, el número de transacciones de clientes de la banca comercial aumentó 9.0%.

Por su parte, el ingreso neto por comisiones y tarifas en 2003 se ubicó en Ps. 13,987 millones, 10.9% por encima de 2002, destacando el crecimiento de 33.0% en tarjeta de crédito y débito, de 18.5% en transferencias y remesas y de 8.0% en manejo de cuentas.

El enfoque en generación de ingresos por comisiones, aunado al esfuerzo constante de control de gasto, se ha reflejado en un mejor índice de comisiones a gasto, que pasó de 66.4% en 4T02 a 69.3% en 4T03, y de 65.5% en 2002 a 72.5% en 2003.

A pesar de que las comisiones han sido una fuente importante de ingresos, no se ha dejado de lado el crecimiento del margen financiero neto, como se puede observar en la mezcla de ingresos. Al cierre de 2002, 60.3% de los flujos (margen financiero neto antes de resultado por posición monetaria más comisiones) provenían de margen financiero y 39.7% de comisiones, mientras que, en 2003, esta relación se mantiene prácticamente igual en 59.8% y 40.2%, respectivamente.

Grupo Financiero BBVA Bancomer Ingreso por comisiones y tarifas Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Comisiones y tarifas, neto	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**	**(9.2%)**	**10.4%**	**10.9%**
Tarjeta de cr dito y d bito	760	781	836	844	931	2,551	3,392	10.3%	22.5%	33.0%
Manejo de cuentas	661	589	612	762	696	2,462	2,659	(8.7%)	5.3%	8.0%
Administraci n de fondos de pensi n y SAR	485	804	474	832	453	2,602	2,563	(45.6%)	(6.6%)	(1.5%)
Transferencias y remesas	493	472	511	566	573	1,790	2,122	1.2%	16.2%	18.5%
Administraci n de sociedades de inversi n	348	295	343	361	351	1,402	1,350	(2.8%)	0.9%	(3.7%)
Cajeros autom ticos	195	168	178	195	194	718	735	(0.5%)	(0.5%)	2.4%
Seguros	112	131	116	131	130	478	508	(0.8%)	16.1%	6.3%
Pensiones y otros	135	133	147	186	192	610	658	3.2%	42.2%	7.9%

Intermediación

El ingreso por intermediación se ubicó en Ps. 451 millones en 4T03, compuesto de una ganancia de Ps. 257 millones en la intermediación de valores y de un ingreso por Ps. 194 millones relacionado con la actividad de compraventa de divisas. Este último rubro creció 14.8% comparado con 3T03 debido en parte a una mayor volatilidad en el tipo de cambio peso/dólar estadounidense durante el período que incrementó los diferenciales de ganancia.

Grupo Financiero BBVA Bancomer Ingreso por intermediaci n Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Ingreso por intermediaci n	**149**	**24**	**765**	**10**	**451**	**1,379**	**1,250**	**n.a.**	**202.7%**	**(9.4%)**
Resultado por intermediaci n	(59)	(252)	570	(159)	257	403	416	n.a.	n.a.	3.2%
Resultado por compraventa de divisas	208	276	195	169	194	976	834	14.8%	(6.7%)	(14.5%)

A diciembre de 2003, la cartera de inversiones en valores ascendió a Ps. 123,446 millones, compuesta 84.9% por títulos de deuda gubernamental, 8.4% por títulos de deuda bancaria, 5.4% por otros títulos de deuda y 1.3% por inversión en acciones.

Grupo Financiero BBVA Bancomer Composici n de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
T tulos para negociar	63,281	10,333	5,372	176	79,162
T tulos disponibles para la venta	24	0	1,151	1,414	2,589
T tulos conservados a vencimiento	41,461	0	234	0	41,695
Total	**104,766**	**10,333**	**6,757**	**1,590**	**123,446**

Gasto de Administración y Promoción

El gasto de administración y promoción se ubicó en Ps. 5,079 millones en 4T03, 5.8% superior a 4T02 debido a un aumento en los niveles de actividad. Por ejemplo, el gasto gestionable se vio afectado por los esfuerzos de promoción de crédito al consumo y particularmente tarjeta de crédito, mientras que el gasto no gestionable muestra el incremento estacional en la cuota por costo de captación (cuota IPAB) que aumentó 13.5% de 4T02 a 4T03.

Por su parte, el gasto de administración y promoción para 2003 se ubicó en Ps. 19,296 millones, casi en línea con el de 2002. Esto se ha logrado principalmente a través de un control del gasto gestionable (salarios y prestaciones y gastos de administración y operación) que aumentó ligeramente (0.2%) en el año.

La evolución favorable en el gasto, a pesar de un incremento importante en la actividad del negocio, ha permitido mejorar de manera significativa el índice de eficiencia, el cual se redujo de 55.4% en 4T02 a 54.2% en 4T03, y disminuyó 3.3 puntos porcentuales en 2003 para cerrar en un mínimo histórico de 53.3%.

Grupo Financiero BBVA Bancomer Gastos de administraci n y promoci n Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003	4T03/ 3T03	4T03/ 4T02	12M03/ 12M02
Gastos de administración y promoción	**4,800**	**4,634**	**4,761**	**4,822**	**5,079**	**19,245**	**19,296**	**5.3%**	**5.8%**	**0.3%**
Salarios y prestaciones (A)	2,099	2,183	2,187	2,202	2,218	8,781	8,790	0.7%	5.7%	0.1%
Gastos de administraci n y operaci n (B)	1,450	1,255	1,340	1,407	1,591	5,571	5,593	13.1%	9.7%	0.4%
Gasto gestionable (A+B)	*3,549*	*3,438*	*3,527*	*3,609*	*3,809*	*14,352*	*14,383*	*5.5%*	*7.3%*	*0.2%*
Rentas, depreciaci n y amortizaci n (C)	609	548	587	578	608	2,435	2,321	5.2%	(0.2%)	(4.7%)
IVA e impuestos diferentes a ISR y PTU (D)	286	260	274	258	258	1,025	1,050	0.0%	(9.8%)	2.4%
Cuota por costo de captaci n (IPAB) (E)	356	388	373	377	404	1,433	1,542	7.2%	13.5%	7.6%
Gasto no gestionable (C+D+E)	*1,251*	*1,196*	*1,234*	*1,213*	*1,270*	*4,893*	*4,913*	*4.7%*	*1.5%*	*0.4%*

Se reclasificaron Ps. 7 millones de Rentas, depreciación y amortización y Ps. 86 millones de IVA e impuestos diferentes a ISR a Gastos de administración y operación en 3T03.

Análisis del Margen Básico Recurrente

En 2003, el margen básico recurrente (ingreso financiero neto antes de repomo, comisiones y gasto) ha mostrado un desempeño favorable al incrementar en Ps. 2,985 millones comparado con 2002. Del monto de crecimiento anterior, el 55.7% se explica por el crecimiento en el ingreso financiero neto antes de resultado por posición monetaria, 46.0% por mayor ingreso de comisiones y tarifas y 1.7% de reducción por un ligero aumento en el gasto. La tendencia muestra cómo el negocio está evolucionando hacia un mayor componente de rentabilidad mediante el crecimiento en los ingresos que por la reducción de la base de gasto.

Al analizar los rubros del margen básico recurrente como porcentaje de los activos totales medios, se ha visto una evolución del margen financiero neto antes de resultado por posición monetaria, de representar 4.2% en 2002, a 4.4% en 2003. Por su parte, el ingreso por comisiones y tarifas en 2003 es equivalente a 3.0% de los activos totales medios, comparado con 2.8% un año antes. Finalmente, el gasto se ha contraído como porcentaje de activos al pasar de 4.2% al cierre de 2002 a 4.1% en 2003.

En resumen, el margen básico recurrente representa en 2003 el 3.3% de los activos totales medios, 60 puntos base más que en 2002 como resultado de la gestión estricta de los rubros recurrentes del estado de resultados.

El margen básico recurrente registró un incremento de 10.7% de 4T02 a 4T03 y de 23.9% de 2002 a 2003. Esto muestra la fortaleza de los rubros gestionables del negocio, así como una estrategia de crecimiento con estabilidad.

Grupo Financiero BBVA Bancomer An lisis del margen b sico recurrente Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
Ingreso financiero neto antes de resultado por posici n monetaria	5,089	5,063	5,321	5,006	5,410	19,138	20,800
Ingreso por comisiones y tarifas, neto	3,189	3,373	3,217	3,877	3,520	12,613	13,987
Ingreso total (A)	8,278	8,436	8,538	8,883	8,930	31,751	34,787
Gasto total (B)	4,800	4,634	4,761	4,822	5,079	19,245	19,296
Margen b sico recurrente (A-B)	**3,478**	**3,802**	**3,777**	**4,061**	**3,851**	**12,506**	**15,491**
Activos totales medios (ATM)	448,458	460,104	466,739	468,691	489,541	455,807	472,234
Margen financiero neto antes de repomo / ATMs	4.5%	4.4%	4.6%	4.3%	4.4%	4.2%	4.4%
Ingreso por comisiones y tarifas, neto / ATMs	2.8%	2.9%	2.8%	3.3%	2.9%	2.8%	3.0%
Ingreso total / ATMs (C)	7.4%	7.3%	7.3%	7.6%	7.3%	7.0%	7.4%
Gasto total / ATMs (D)	4.3%	4.0%	4.1%	4.1%	4.2%	4.2%	4.1%
Margen b sico recurrente / ATMs (C-D)	**3.1%**	**3.3%**	**3.2%**	**3.5%**	**3.1%**	**2.7%**	**3.3%**

Cartera de Crédito

La cartera vigente total excluyendo Fobaproa/IPAB mostró crecimiento de 6.1% o Ps. 9,868 millones en 4T03, mientras que para 2003, el incremento fue de Ps. 6,338 millones, equivalente a 3.8%, a pesar de la amortización acelerada en los rubros de fideicomisos UDIs, reflejando la fortaleza de la cartera del negocio.

Cartera vigente sin fideicomisos UDIs

La cartera vigente sin fideicomisos UDIs creció 9.0% o Ps. 11,067 millones en el trimestre y 9.7% en el año, para ubicarse en Ps. 133,371 millones.

El principal motor de este crecimiento fue la cartera de consumo, que se ubica en Ps. 25,130 millones a diciembre de 2003, esto es, 7.2% por encima del trimestre anterior y 19.9% superior a diciembre de 2002. La composición de esta cartera ha ido cambiando a lo largo de 2003 debido a una estrategia de diversificación, por lo que actualmente el 70.5% del saldo es de tarjetas de crédito, mientras que en diciembre de 2002 era de 74.0%. El crecimiento sostenido en este segmento se atribuye a un fuerte empuje a la actividad comercial que se ha reflejado en un incremento en el número de créditos (tarjeta de crédito, créditos nómina y créditos de auto) otorgados por trimestre, de 216,683 en 4T02, a 359,929 en 3T03, hasta 471,108 en 4T03, esto es, un aumento trimestral de 30.9% y de 117.4% interanual en el número de créditos nuevos.

La cartera comercial por su parte creció 5.4% en el trimestre, compuesta de un incremento de 9.3% en la cartera en pesos y 0.2% en la de dólares. La cartera en pesos en 2003 tuvo asimismo un buen desempeño, creciendo 16.1%. Cabe destacar que el segmento de empresas medianas ha tenido un empuje importante debido a las campañas de vinculación y fidelización con clientes mediante la promoción de productos y servicios adecuados al segmento y de valor agregado. Así, la cartera de la Banca de Empresas, que a diciembre de 2003 representa 33.5% del total de la cartera comercial comparado con 28.5% en 2002, mostró crecimiento de 15.6% en el trimestre y 19.3% de diciembre de 2002 a diciembre de 2003.

Por su parte, la cartera de crédito a la vivienda en este trimestre aumentó Ps. 122 millones, equivalente a 1.2% de crecimiento, reflejando una recuperación gradual en el mercado hipotecario. Finalmente, la cartera de gobierno incrementó 32.2% o Ps. 6,254 millones en el trimestre, relacionado en parte con créditos a empresas industriales paraestatales.

Grupo Financiero BBVA Bancomer **Cartera vigente total, excluyendo Fobaproa** Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003	Jun-Sep 2003	Sep-Dic 2003	Sep-Dic 2002	Dic-Dic 2002-2003
Comercial	68,484	64,698	66,546	66,046	69,614	(0.8%)	5.4%	0.8%	1.7%
Pesos	*35,328*	*33,890*	*35,961*	*37,521*	*41,021*	*4.3%*	*9.3%*	*5.7%*	*16.1%*
Dólares	*33,156*	*30,808*	*30,585*	*28,525*	*28,593*	*(6.7%)*	*0.2%*	*(3.9%)*	*(13.8%)*
Entidades financieras	1,332	1,003	1,471	1,565	602	*6.4%*	(61.5%)	*69.5%*	*(54.8%)*
Consumo	20,967	20,632	22,028	23,453	25,130	6.5%	7.2%	4.4%	19.9%
Vivienda	10,773	9,904	9,951	10,450	10,572	5.0%	1.2%	(4.1%)	(1.9%)
Subtotal cartera al sector privado	**101,556**	**96,237**	**99,996**	**101,514**	**105,918**	**1.5%**	**4.3%**	**1.5%**	**4.3%**
Gobierno	17,911	18,020	18,352	19,403	25,657	5.7%	32.2%	8.2%	43.2%
Programas de apoyo	2,100	2,617	954	1,387	1,796	45.4%	29.5%	36.6%	(14.5%)
Subtotal cartera gobierno	**20,011**	**20,637**	**19,306**	**20,790**	**27,453**	**7.7%**	**32.0%**	**10.6%**	**37.2%**
Total cartera vigente sin UDIs	**121,567**	**116,874**	**119,302**	**122,304**	**133,371**	**2.5%**	**9.0%**	**2.9%**	**9.7%**
Comercial fideicomisos UDIs	133	123	113	103	93	(8.8%)	(9.7%)	(84.6%)	(30.1%)
Vivienda fideicomisos UDIs	30,719	28,777	27,989	26,963	26,262	(3.7%)	(2.6%)	(3.1%)	(14.5%)
Gobierno fideicomisos UDIs	12,420	12,307	12,120	11,939	11,451	(1.5%)	(4.1%)	(1.4%)	(7.8%)
Subtotal fideicomisos UDIs	**43,272**	**41,207**	**40,222**	**39,005**	**37,806**	**(3.0%)**	**(3.1%)**	**(4.2%)**	**(12.6%)**
Total cartera vigente con UDIs	**164,839**	**158,081**	**159,524**	**161,309**	**171,177**	**1.1%**	**6.1%**	**1.0%**	**3.8%**

Cartera vigente de fideicomisos UDIs

La cartera de fideicomisos UDIs continúa amortizando de manera importante. En 4T03, se redujo 9.7% el saldo de la cartera comercial, 2.6% el de vivienda y 4.1% el de gobierno, reflejándose en una reducción del portafolio total de 3.1% en el período. En los últimos doce meses, la cartera de fideicomisos UDIs se ha contraído 12.6% o Ps. 5,466 millones. En este mismo período, la cartera de vivienda amortizó Ps. 4,457 millones o 14.5%, mientras que la comercial y de gobierno se redujeron Ps. 40 millones (30.1%) y Ps. 969 millones (7.8%), respectivamente.

Captación

La captación en pesos a través de la red de sucursales aumentó 8.7% en 4T03, principalmente como resultado de un crecimiento de 20.3% en captación vista. El cuarto trimestre típicamente presenta una estacionalidad favorable en cuanto a volúmenes de depósitos debido al aumento de liquidez en el sistema por el pago de aguinaldos, así como por la actividad comercial. Adicionalmente, la captación vista se vio beneficiada por campañas de cierre de año de *El Libretón* ofreciendo un número mayor de premios.

Generalmente, los clientes buscan la mejor opción de inversión entre depósitos a plazo y sociedades de inversión, por lo que conviene analizar ambos rubros en conjunto. Así, en noviembre se lanzó la promoción *Invierte y Gana* en la que los clientes participaban en la rifa de una casa y recibían un regalo por cada Ps. 75,000 invertidos en pagarés o Cedes, lo cual permitió crecer 3.5% la captación plazo en red en 4T03, equivalente a Ps. 5,357 millones. Por su parte, la captación en fondos de inversión de deuda de redujo en Ps. 2,384 millones debido al aumento en las tasas de interés de mediano y largo plazo, aunque cabe destacar que se logró atraer Ps. 189 millones en fondos de inversión de renta variable debido a las expectativas de mayor rentabilidad en los mercados accionarios.

Por su parte, el total de recursos captados por la red en 2003 crecieron Ps. 35,166 millones o 9.5%, destacando que un componente importante sigue siendo la captación vista, que aumentó 15.3% en el año, en línea con la estrategia de mejorar el costo de fondeo.

Grupo Financiero BBVA Bancomer Captaci n y recursos totales Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003	Jun-Sep 2003	Sep-Dic 2003	Sep-Dic 2002	Dic-Dic 2002-2003
Vista	155,973	151,720	150,016	149,525	179,824	(0.3%)	20.3%	7.4%	15.3%
Plazo red	147,452	162,641	148,414	152,832	158,189	3.0%	3.5%	(5.3%)	7.3%
Sociedades de inversi n de deuda	65,015	56,999	77,399	68,049	65,665	(12.1%)	(3.5%)	6.3%	1.0%
Sociedades de inversi n de renta variable	2,972	2,595	2,647	2,711	2,900	2.4%	7.0%	(10.1%)	(2.4%)
Captaci n red	**371,412**	**373,955**	**378,476**	**373,117**	**406,578**	**(1.4%)**	**9.0%**	**1.7%**	**9.5%**
Captación red en pesos	*343,997*	*338,575*	*353,655*	*344,283*	*374,271*	*(2.7%)*	*8.7%*	*5.2%*	*8.8%*
Captación red en dólares	*27,415*	*35,380*	*24,821*	*28,834*	*32,307*	*16.2%*	*12.0%*	*(28.6%)*	*17.8%*
Plazo de Tesorería	25,087	54,988	30,399	22,648	23,142	(25.5%)	2.2%	(29.0%)	(7.8%)
Total de recursos gestionados	**396,499**	**428,943**	**408,875**	**395,765**	**429,720**	**(3.2%)**	**8.6%**	**(1.0%)**	**8.4%**

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de Ps. 3,065 millones o 32.2% de septiembre a diciembre de 2003, para ubicarse en Ps. 6,440 millones. Esto se debió a un esfuerzo continuo de recuperación de cartera, además de que se realizó una venta de cartera hipotecaria por Ps. 1,337 millones. La reducción interanual por su parte fue de 43.4%, aún considerando el efecto de una mayor cartera vencida a partir de enero de 2003 debido al cambio de regulación de clasificación de cartera hipotecaria.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003	Jun-Sep 2003	Sep-Dic 2003	Sep-Dic 2002	Dic-Dic 2002-2003
Comercial	4,874	4,646	3,847	2,468	1,277	(35.8%)	(48.3%)	(7.4%)	(73.8%)
Entidades financieras	2	2	1	2	2	100.0%	0.0%	n.a.	0.0%
Consumo	1,114	1,074	1,221	1,363	1,332	11.6%	(2.3%)	10.4%	19.6%
Vivienda	5,392	6,651	6,216	5,672	3,829	(8.8%)	(32.5%)	(9.9%)	(29.0%)
Cartera vencida total	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**	**(15.8%)**	**(32.2%)**	**(7.2%)**	**(43.4%)**

La cartera vencida hipotecaria de diciembre de 2002 a diciembre de 2003 no es comparable debido al cambio de registro de la misma según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV) modificando, a partir del 1 de enero de 2003, el criterio de clasificación como el saldo insoluto que presente incumplimientos con antigüedad mayor a 90 días cuando, en 2002, este criterio era de 150 días. El efecto para 4T03 es de Ps. 478 millones de cartera vencida hipotecaria adicional, por lo que el índice de cartera vencida hipotecaria en términos homogéneos a diciembre de 2003 sería de 8.2% en lugar de 9.4%.

Grupo Financiero BBVA Bancomer Indice de cartera vencida Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003
Cartera vencida hipotecaria	5,392	6,651	6,216	5,672	3,829
Cartera total hipotecaria	46,884	45,332	44,156	43,085	40,663
Indice de cartera vencida hipotecaria	11.5%	14.7%	14.1%	13.2%	9.4%
Indice de cartera vencida hipotecaria sin cambio de regulaci n	11.5%	12.5%	12.1%	11.6%	8.2%
Cartera vencida total	11,382	12,373	11,285	9,505	6,440
Cartera total, excluyendo Fobaproa	176,221	170,454	170,809	170,814	177,617
Indice de cartera vencida total, excluyendo Fobaproa	6.5%	7.3%	6.6%	5.6%	3.6%
Indice de cartera vencida total sin cambio en regulación	6.5%	6.7%	6.1%	5.2%	3.4%

Calificación crediticia

Al cierre de diciembre de 2003, el requerimiento de reservas por calificación regulatoria ascendió a Ps. 9,444 millones, que incluye la cobertura al 100.0% de intereses vencidos. Cabe destacar la mejora en la estructura de la cartera crediticia en 4T03. La cartera tipo A aumentó Ps. 11,964 millones en el trimestre, para representar 92.6% de la cartera total en diciembre

de 2003, comparado con 91.0% en septiembre 2003. Por su parte, se disminuyeron los saldos en las demás calificaciones en 4T03, esto es, en 11.4% en la cartera tipo B, 10.4% en la C, 29.5% en la D y 26.4% en la E.

Grupo Financiero BBVA Bancomer Calificaci n de la cartera de cr dito Millones de pesos	Dic-02		Sep-03		Dic-03	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	281,017	1,160	282,450	1,425	294,414	1,882
B	18,845	2,575	16,202	2,263	14,363	1,789
C	7,248	2,680	4,212	1,674	3,776	1,475
D	4,814	3,408	5,683	3,982	4,007	2,844
E	2,980	3,012	1,895	2,033	1,395	1,454
TOTAL	314,904	12,835	310,442	11,377	317,955	9,444

La cartera con riesgo A incluye cartera exceptuada por Ps. 151,850 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 896 millones, lo que representa 0.4% de la misma.

Grupo Financiero BBVA Bancomer Calificaci n de la cartera de cr dito Millones de pesos	Comercial		Vivienda		Consumo	
	Importe	Reserva	Importe	Reserva	Importe	Reserva
Nivel de Riesgo						
A	240,004	1,503	30,535	257	23,875	122
B	7,963	1,261	5,120	400	1,280	128
C	1,594	724	1,921	633	261	118
D	244	187	3,278	2,294	485	363
E	652	654	2	58	741	742
Total	250,457	4,329	40,856	3,642	26,642	1,473

La cartera con riesgo A incluye cartera exceptuada por Ps. 151,850 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.
Datos a diciembre de 2003.

Otros Rubros del Balance

Fobaproa/IPAB

Al cierre de diciembre de 2003 se registró un saldo de Pagarés Fobaproa e IPAB de Ps. 79,906 millones. Este saldo se presenta como el monto de los pagarés Fobaproa e IPAB, neto de las recuperaciones en efectivo en chequeras, y de la reserva del 100% de la pérdida compartida correspondiente y esquema de incentivos.

El saldo bruto de los pagarés Fobaproa (con pérdida compartida) se ubicó en Ps. 96,677 millones a diciembre 2003 que, neto de recuperaciones en efectivo (depósitos en cuentas de cheques) y de reservas por pérdida compartida y esquema de incentivos, se ubica en un saldo neto de Ps. 49,718 millones.

Por su parte, el saldo bruto de pagarés sin pérdida compartida se ubicó en Ps. 31,468 millones a diciembre de 2003 que, neto de depósitos en efectivo en cuentas de cheques, se reduce a Ps. 30,188. Estos pagarés no tienen reservas asociadas ya que no aplica una pérdida compartida ni esquema de incentivos.

Grupo Financiero BBVA Bancomer Pagar s Fobaproa/IPAB Millones de pesos	Pagarés con P rdida Compartida			Pagar s sin P rdida Compartida	Total
	Comercial	Hipotecario	Total		
Saldo de pagar s, bruto	72,361	24,316	96,677	31,468	**128,145**
Dep sitos en cuentas de cheques	(13,039)	(5,070)	(18,109)	(1,280)	**(19,389)**
Saldo de pagar s, neto de dep sitos	**59,322**	**19,246**	**78,568**	**30,188**	**108,756**
Pérdida compartida (1)	*(14,846)*	*(4,811)*	*(19,657)*		***(19,657)***
Esquema de incentivos	*(9,193)*	*0*	*(9,193)*		***(9,193)***
Reservas (p rdida compartida + esquema de incentivos)	**(24,039)**	**(4,811)**	**(28,850)**		**(28,850)**
Saldo de pagar s, neto de reservas	**35,283**	**14,435**	**49,718**	**30,188**	**79,906**

(1) En el caso de una nota por Ps. 303 millones, la pérdida compartida es de 30%.

Impuestos Diferidos

El saldo de impuestos diferidos disminuyó en Ps. 2,646 millones en 2003 o 10.6%, por lo que al cierre del año el saldo fue de Ps. 22,288 millones, compuesto por un activo de Ps. 23,900 millones y un pasivo de Ps. 1,612 millones.

A diciembre de 2003, 46.3% del impuesto diferido activo proviene de reservas de crédito, 44.4% proviene de pérdidas fiscales de ejercicios anteriores, 0.7% de pérdidas fiscales en venta de acciones y 8.6% de otros conceptos diversos.

Deuda

La deuda total disminuyó en Ps. 3,655 millones en 4T03, derivado de una reducción en la deuda de corto plazo de Ps. 930 millones y una reducción de Ps. 2,725 millones en créditos de largo plazo.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003	Jun-Sep 2003	Sep-Dic 2003	Sep-Dic 2002	Dic-Dic 2002-2003
Exigibilidad inmediata	2,186	0	2,673	7,595	12,347	184.1%	62.6%	n.a.	464.8%
Cr ditos de corto plazo	20,574	10,268	32,602	37,327	31,645	14.5%	(15.2%)	(13.5%)	53.8%
Deuda de corto plazo	**22,760**	**10,268**	**35,275**	**44,922**	**43,992**	**27.3%**	**(2.1%)**	**(4.3%)**	**93.3%**
Cr ditos de largo plazo	20,103	18,781	17,962	15,383	12,845	(14.4%)	(16.5%)	7.1%	(36.1%)
Obligaciones subordinadas	5,439	5,617	5,313	5,519	5,332	3.9%	(3.4%)	(3.6%)	(2.0%)
Deuda de largo plazo	**25,542**	**24,398**	**23,275**	**20,902**	**18,177**	**(10.2%)**	**(13.0%)**	**4.7%**	**(28.8%)**
Deuda total	**48,302**	**34,666**	**58,550**	**65,824**	**62,169**	**12.4%**	**(5.6%)**	**0.2%**	**28.7%**

Capitalización

Capitalización

A diciembre de 2003, el índice total estimado de capitalización del Negocio Bancario fue de 16.4% con un índice de capital básico de 14.2%, comparado con 13.1% y 9.9%, respectivamente, al mes de diciembre de 2002 y 15.8% y 13.5%, respectivamente, en septiembre de 2003.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 14.7% con capital básico de 12.5%. Para Bancomer Servicios, el índice de capitalización total se estima en 179.3%.

Negocio Bancario BBVA Bancomer Capitalizaci n Millones de pesos	Diciembre 2002		Septiembre 2003		Diciembre 2003	
Capital b sico		25,012		33,962		36,026
Capital complementario		7,933		5,708		5,581
Capital total		32,945		39,670		41,607
Activos en riesgo	**192,870**	**252,051**	**179,159**	**251,822**	**185,882**	**254,382**
	Riesgo Cr dito	Riesgo Cr dito y Mdo.	Riesgo Cr dito	Riesgo Cr dito y Mdo.	Riesgo Cr dito	Riesgo Cr dito y Mdo.
Capital b sico como % de los activos en riesgo	13.0%	9.9%	19.0%	13.5%	19.4%	14.2%
Capital complementario como % de los activos en riesgo	4.1%	3.2%	3.2%	2.3%	3.0%	2.2%
Indice de capitalizaci n total	**17.1%**	**13.1%**	**22.1%**	**15.8%**	**22.4%**	**16.4%**

Negocio Bancario BBVA Bancomer Capitalizaci n Millones de pesos	Bancomer Diciembre 2003		Bancomer Servicios Diciembre 2003	
Capital b sico		31,365		4,661
Capital complementario		5,581		0
Capital neto		**36,946**		**4,661**
Activos en riesgo	**183,538**	**251,782**	**2,344**	**2,600**
	Riesgo Cr dito	Riesgo Cr dito y Mdo.	Riesgo Cr dito	Riesgo Cr dito y Mdo.
Capital b sico como % de los activos en riesgo	17.1%	12.5%	198.8%	179.3%
Capital complementario como % de los activos en riesgo	3.0%	2.2%	0.0%	0.0%
Indice de capitalizaci n total	**20.1%**	**14.7%**	**198.8%**	**179.3%**

Negocios No Bancarios

Los negocios no bancarios durante 2003 confirmaron su importante contribución a los resultados del Grupo, al aportar 19.9% de la utilidad.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 947 millones en 2003, 0.2% superior a 2002. El capital contable al cierre de diciembre de 2003 alcanzó Ps. 2,044 millones.

A diciembre de 2003 Siefore Bancomer contaba con activos en administración por Ps. 85,115 millones, lo cual se traduce en un crecimiento de 17.4% al compararse con el mismo mes del año anterior, alcanzando una participación de mercado de 21.3%. Por su parte, el número de afiliados alcanzó 4.3 millones al cierre de 2003.

Seguros Bancomer

Seguros Bancomer registró una utilidad neta de Ps. 390 millones en 2003, 31.8% superior a la de 2002. El total de primas emitidas a través de la red bancaria ascendió a Ps. 2,181 millones, 16.1% superior a 2002. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas devengadas de 38.8% a septiembre de 2003.

Pensiones Bancomer

Pensiones Bancomer reportó en el año 2003 utilidad neta de Ps. 194 millones, 2.1% superior a 2002. La compañía registró Ps. 10,879 millones de monto constitutivo, equivalente a una participación de mercado de 20.5% a diciembre de 2003.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta por el año 2003 de Ps. 100 millones, 28.2% mayor a la de 2002, destacando el crecimiento en ingresos por operaciones de financiamiento corporativo derivado de la importante actividad del mercado primario de bonos en México.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 139 millones en 2003, 112.8% mayor a la de 2002. El número de transacciones realizadas durante el año 2003 ascendieron a 15.1 millones, 19.2% más que en 2002. Por su parte, los fondos transferidos fueron USD 5,620 millones en 2003, 16.8% más que 2002.

Bancomer Gestión

Bancomer Gestión reportó para el año 2003 una utilidad de Ps. 96 millones, 4.3% mayor a la de 2002. Cuenta con activos en administración por Ps. 68,592 millones, ratificándose en el primer lugar en fondos de inversión de deuda con 21.3% de participación de mercado a diciembre de 2003.

Nota Técnica

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de diciembre de 2003. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario con base en Unidades de Inversión (UDIs):

Inflaci n	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003
Fin de per odo	3.225778	3.262916	3.271800	3.295959	3.352003
Factor de ajuste inflacionario	1.039130	1.027303	1.024513	1.017004	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
Fin de per odo	10.4393	10.7889	10.4370	11.0133	11.2372	10.4393	11.2372
Promedio	10.2470	10.9094	10.3582	10.8617	11.2294	9.7455	10.8397

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003
Disponibilidades	74,118	63,731	61,984	81,478	70,697
Inversiones en valores	**66,040**	**113,794**	**98,513**	**100,501**	**123,446**
T tulos para negociar	39,199	76,087	57,460	52,393	79,162
T tulos disponibles para la venta	4,977	4,625	4,824	5,999	2,589
T tulos conservados a vencimiento	21,864	33,082	36,229	42,109	41,695
Operaciones con valores y derivadas	**222**	**308**	**162**	**329**	**101**
Saldos deudores en operaciones de reporto	181	221	118	276	72
Operaciones con instrumentos financieros y derivados	36	75	33	39	28
Valores no asignados por liquidar	5	12	11	14	1
Cartera de cr dito vigente	**245,773**	**239,062**	**240,785**	**242,379**	**251,083**
Cr dito comercial	68,617	64,821	66,659	66,149	69,707
Cr dito a entidades financieras	1,332	1,003	1,471	1,565	602
Cr dito al consumo	20,967	20,632	22,028	23,453	25,130
Cr dito a la vivienda	41,492	38,681	37,940	37,413	36,834
Cr dito a entidades gubernamentales	32,431	32,944	31,426	32,729	38,904
Cr dito al FOBAPROA o IPAB	80,934	80,981	81,261	81,070	79,906
Cartera de cr dito vencida	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Cr dito comercial	4,874	4,646	3,847	2,468	1,277
Cr dito a entidades financieras	2	2	1	2	2
Cr dito al consumo	1,114	1,074	1,221	1,363	1,332
Cr dito a la vivienda	5,392	6,651	6,216	5,672	3,829
Total cartera de cr dito, bruta	**257,155**	**251,435**	**252,070**	**251,884**	**257,523**
Estimaci n preventiva para riesgos crediticios	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total cartera de cr dito, neta	**244,320**	**238,976**	**239,756**	**240,507**	**248,079**
Otras cuentas por cobrar, neto	6,270	5,774	6,093	6,440	7,428
Bienes adjudicados, neto	3,384	3,150	3,258	3,015	2,605
Inmuebles, mobiliario y equipo, neto	15,582	15,231	14,944	14,680	14,632
Inversiones permanentes en acciones	3,258	3,550	3,705	3,645	4,308
Impuestos diferidos, neto	24,934	24,532	23,393	22,734	22,288
Otros activos	**6,620**	**6,414**	**6,210**	**6,034**	**6,135**
Cr dito mercantil	5,110	5,038	4,966	4,894	4,822
Otros activos, cargos diferidos e intangibles	1,510	1,376	1,244	1,140	1,313
TOTAL ACTIVO	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003
Captaci n tradicional	**328,512**	**369,349**	**328,829**	**325,005**	**361,155**
Dep sitos de exigibilidad inmediata	155,973	151,720	150,016	149,525	179,824
Dep sitos a plazo	172,539	217,629	178,813	175,480	181,331
Bonos bancarios	0	0	0	0	0
Pr stamos interbancarios y de otros organismos	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
De exigibilidad inmediata	2,186	0	2,673	7,595	12,347
De corto plazo	20,574	10,268	32,602	37,327	31,645
De largo plazo	20,103	18,781	17,962	15,383	12,845
Operaciones con valores y derivadas	**1,192**	**1,062**	**691**	**1,689**	**2,006**
Saldos acreedores en operaciones de reporto	229	235	206	255	405
Valores a entregar en operaciones de pr stamo	0	0	12	1,114	903
Operaciones con instrumentos financieros y derivados	959	825	468	309	698
Valores no asignados por liquidar	4	2	5	11	0
Otras cuentas por pagar	**7,122**	**7,299**	**6,674**	**21,322**	**6,925**
ISR Y PTU por pagar	610	310	341	536	544
Acreedores diversos y otras cuentas por pagar	6,512	6,989	6,333	20,786	6,381
Obligaciones subordinadas en circulaci n	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Cr ditos diferidos	**43**	**1,804**	**48**	**46**	**39**
Otros cr ditos diferidos	43	1,804	48	46	39
TOTAL PASIVO	**385,171**	**414,180**	**394,792**	**413,886**	**432,294**
Capital contribuido	**69,915**	**42,569**	**42,570**	**42,570**	**42,569**
Capital social	2,984	7,881	7,882	7,882	7,882
Prima en venta de acciones	66,931	34,688	34,688	34,688	34,687
Capital ganado	**(16,258)**	**12,809**	**14,911**	**16,816**	**18,726**
Reservas de capital	7,843	6,432	6,432	6,433	6,432
Resultado de ejercicios anteriores	(5,317)	6,922	6,922	6,922	6,922
Resultado por valuaci n de t tulos disponibles para la venta	(2,224)	(2,318)	(280)	(274)	(537)
Resultado por conversi n de operaciones extranjeras	30	0	0	0	0
Insuficiencia en la actualizaci n del capital contable	(22,567)	0	0	0	0
Resultado por tenencia de activos no monetarios	(945)	0	(1,845)	(1,809)	(1,744)
Resultado neto	6,922	1,773	3,682	5,544	7,653
Total capital contable mayoritario	**53,657**	**55,378**	**57,481**	**59,386**	**61,295**
Inter s minoritario en subsidiarias	496	360	398	490	511
Interes minoritario en notas de capital	5,424	5,542	5,347	5,601	5,619
TOTAL CAPITAL CONTABLE	**59,577**	**61,280**	**63,226**	**65,477**	**67,425**
TOTAL PASIVO Y CAPITAL CONTABLE	**444,748**	**475,460**	**458,018**	**479,363**	**499,719**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer **Cuentas de orden** Millones de pesos			
OPERACIONES POR CUENTA DE TERCEROS		**OPERACIONES POR CUENTA PROPIA**	
Clientes cuentas corrientes	**846**	**Cuentas de riesgo propias**	**487,192**
Bancos de clientes	3	Avales otorgados	25
Liquidaci n de operaciones de clientes	843	Otras obligaciones contingentes	2,540
Premios de clientes	0	Apertura de cr ditos irrevocables	11,749
Valores de clientes	**155,603**	Bienes en fideicomiso o mandato	379,849
Valores de clientes recibidos en custodia	155,313	Bienes en custodia o en administraci n	55,177
Valores y documentos recibidos en garant a	290	Montos comprometidos en operaciones con FOBAPROA/IPAB	37,173
Operaciones por cuenta de clientes	**958**	Valores de la sociedad entregados en custodia	185
Operaciones de reporto de clientes	949	Valores gubernamentales de la sociedad entregados en custodia	494
T tulos dados en pr stamo (prestamista)	5	Valores de la sociedad entregados en garant a	0
Operaciones de compra (precio de la opci n)	4	**Operaciones de reporto**	**(332)**
Operaciones de banca de inversi n por cuenta de terceros (neto)	28,308	T tulos a recibir por reporto	136,891
Totales por cuenta de terceros	**185,715**	(Menos) Acreedores por reporto	(137,173)
Capital social hist rico	**1,020**	Deudores por reporto	79,482
		(Menos) T tulos a entregar por reporto	(79,532)
		Total por cuenta propia	**486,860**
		Acciones entregadas en custodia	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer **Estado de resultados** Millones de pesos	**4T 2002**	**1T 2003**	**2T 2003**	**3T 2003**	**4T 2003**	**12M 2002**	**12M 2003**
Ingresos por intereses	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Gastos por intereses	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Margen financiero antes de resultado por posici n monetaria	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Resultado por posici n monetaria	245	122	39	18	(3)	898	176
Margen financiero	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Estimaci n preventiva para riesgos crediticios	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Margen financiero ajustado por riesgos crediticios	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Ingreso no financiero	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,730**	**15,237**
Comisiones y tarifas cobradas	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Comisiones y tarifas pagadas	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Comisiones y tarifas, neto	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Resultado por intermediaci n	149	24	765	10	451	1,117	1,250
Ingresos totales de la operaci n	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**30,964**	**32,374**
Gastos de administraci n y promoci n	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Resultado de la operaci n	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,719**	**13,078**
Otros productos (gastos), neto	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Resultado por posici n monetaria	(265)	(243)	(214)	(120)	(199)	(890)	(776)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,595**	**10,942**
ISR y PTU causado	(85)	(214)	(117)	(214)	(100)	(619)	(645)
ISR Y PTU diferido	(799)	(436)	(875)	(711)	(656)	(2,614)	(2,678)
Resultado antes de participaci n en el resultado de subsidiarias y asociadas	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,362**	**7,619**
Participaci n en el resultado de subsidiarias y asociadas	(6)	(8)	40	28	211	(204)	271
Resultado por operaciones continuas	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	*0*	*0*	*0*	*0*	*0*	*0*	*0*
Utilidad neta antes de inter s minoritario	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Inter s minoritario	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Utilidad neta	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	**Monto**
Resultado por posici n monetaria	(127)
Valuaci n	(262)
Impuesto diferido	167
Efecto total neto	(223)

Capital contable	**Monto**
Resultado por posici n monetaria	127
Valuaci n	262
Impuesto diferido	(92)
Resultados	(223)
Efecto total neto	75

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de diciembre de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Grupo Financiero BBVA Bancomer **Estado de resultados** Millones de pesos	**4T 2002**	**1T 2003**	**2T 2003**	**3T 2003**	**4T 2003**	**12M 2002**	**12M 2003**
Ingresos por intereses	13,690	13,687	12,528	10,987	12,128	50,793	49,330
Gastos por intereses	(8,601)	(8,624)	(7,207)	(5,981)	(6,718)	(31,655)	(28,530)
Margen financiero antes de resultado por posici n monetaria	**5,089**	**5,063**	**5,321**	**5,006**	**5,410**	**19,138**	**20,800**
Resultado por posici n monetaria	245	122	39	18	(3)	898	176
Margen financiero	**5,334**	**5,185**	**5,360**	**5,024**	**5,407**	**20,036**	**20,976**
Estimaci n preventiva para riesgos crediticios	(805)	(1,042)	(1,099)	(1,096)	(602)	(2,802)	(3,839)
Margen financiero ajustado por riesgos crediticios	**4,529**	**4,143**	**4,261**	**3,928**	**4,805**	**17,234**	**17,137**
Ingreso no financiero	**3,338**	**3,397**	**3,982**	**3,887**	**3,971**	**13,992**	**15,237**
Comisiones y tarifas cobradas	3,640	3,815	3,673	4,373	4,018	14,442	15,879
Comisiones y tarifas pagadas	(451)	(442)	(456)	(496)	(498)	(1,829)	(1,892)
Comisiones y tarifas, neto	**3,189**	**3,373**	**3,217**	**3,877**	**3,520**	**12,613**	**13,987**
Resultado por intermediaci n	149	24	765	10	451	1,379	1,250
Ingresos totales de la operaci n	**7,867**	**7,540**	**8,243**	**7,815**	**8,776**	**31,226**	**32,374**
Gastos de administraci n y promoci n	(4,800)	(4,634)	(4,761)	(4,822)	(5,079)	(19,245)	(19,296)
Resultado de la operaci n	**3,067**	**2,906**	**3,482**	**2,993**	**3,697**	**11,981**	**13,078**
Otros productos (gastos), neto	(4)	(147)	(369)	(21)	(823)	(234)	(1,360)
Resultado por posici n monetaria	(265)	(243)	(214)	(120)	(199)	(762)	(776)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,798**	**2,516**	**2,899**	**2,852**	**2,675**	**10,985**	**10,942**
ISR y PTU causado	(85)	(214)	(117)	(214)	(100)	(619)	(645)
ISR Y PTU diferido	(799)	(436)	(875)	(711)	(656)	(2,781)	(2,678)
Resultado antes de participaci n en el resultado de subsidiarias y asociadas	**1,914**	**1,866**	**1,907**	**1,927**	**1,919**	**7,585**	**7,619**
Participaci n en el resultado de subsidiarias y asociadas	(6)	(8)	40	28	211	(204)	271
Resultado por operaciones continuas	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,381**	**7,890**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	(223)	0
Utilidad neta antes de inter s minoritario	**1,908**	**1,858**	**1,947**	**1,955**	**2,130**	**7,158**	**7,890**
Inter s minoritario	(35)	(85)	(38)	(93)	(21)	(236)	(237)
Utilidad neta	**1,873**	**1,773**	**1,909**	**1,862**	**2,109**	**6,922**	**7,653**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer **Estado de cambios en la situaci n financiera** Millones de pesos	
Actividades de operaci n	
Resultado antes de interés minoritario	7,890
M s (menos) cargos (cr ditos) a resultados que no requirieron (generaron) recursos	
Resultados por valuaci n a valor razonable	563
Estimación preventiva para riesgos crediticios	3,839
Depreciaci n y amortizaci n	1,619
Impuestos diferidos	2,678
Provisión para obligaciones diversas	444
Participaci n en el resultado de subsidiarias y asociadas	(271)
	16,762
Disminuci n (aumento) de partidas relacionadas con la operaci n	
Disminuci n (aumento) en captaci n tradicional	32,643
Disminuci n de cartera de cr dito	(7,600)
Disminuci n (aumento) en operaciones de tesorería (inversiones en valores y operaciones con valores)	(57,113)
Disminución en operaciones con instrumentos financieros derivados con fines de negociación	(352)
Aumento en pr stamos interbancarios y de otros organismos	13,974
Recursos generados por la operación	**(1,686)**
Actividades de financiamiento	
Obligaciones subordinadas en circulación	(106)
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	(222)
Capital contable	90
Inter s minoritario en emisi n de notas de capital	195
Recursos (utilizados) generados en actividades de financiamiento	**(43)**
Actividades de Inversi n	
Adiciones de activo fijo, neto de retiros	(479)
Disminuci n en inversiones permanentes en acciones	(333)
Disminuci n en bienes adjudicados	780
Otros activos, otros pasivos, cargos y créditos diferidos, neto	(1,660)
Recursos (utilizados) generados en actividades de inversi n	**(1,692)**
Aumento de efectivo y equivalentes	(3,421)
Efectivo y equivalentes al principio del periodo	74,118
Efectivo y equivalentes al final del per odo	**70,697**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003

Expresado en moneda de poder adquisitivo de diciembre de 2003

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido		Capital Ganado									
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado conversión operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2002	2,984	66,931	7,843	(5,317)	(2,224)	30	(22,567)	(945)	6,922	496	5,424	59,577
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Amortización de resultado de ejercicios anteriores		(2,768)		2,768								0
Capitalización de la actualización	4,898	(29,476)	(1,411)	2,519			22,567	903				0
Traspaso del resultado del ejercicio 2002				6,922					(6,922)			0
Capital minoritario												
Pago de dividendos Afore Bancomer										(222)		(222)
Total	4,898	(32,244)	(1,411)	12,209	0	0	22,567	903	(6,922)	(222)	0	(222)
Inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									7,653	237		7,890
Erosión monetaria de notas de capital											195	195
Resultado por tenencia de activos no monetarios								158				158
Resultado por valuación de títulos disponibles para la venta					(173)							(173)
Reclasificación del resultado por conversión de subs. extranjeras				30		(30)						0
Reclasificación del resultado por posición monetaria de títulos disponibles para la venta					1,860			(1,860)				0
Total	0	0	0	30	1,687	(30)	0	(1,702)	7,653	237	195	8,070
Saldos al 31 de Diciembre de 2003	7,882	34,687	6,432	6,922	(537)	0	0	(1,744)	7,653	511	5,619	67,425

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de diciembre de 2003

Negocio Bancario BBVA Bancomer **Activo** Millones de pesos	**Dic 2002**	**Mar 2003**	**Jun 2003**	**Sep 2003**	**Dic 2003**
Disponibilidades	74,069	63,672	61,918	81,401	70,611
Inversiones en valores	**65,837**	**113,623**	**98,289**	**99,773**	**122,819**
T tulos para negociar	38,996	75,916	57,236	51,665	78,535
T tulos disponibles para la venta	4,977	4,625	4,824	5,999	2,589
T tulos conservados a vencimiento	21,864	33,082	36,229	42,109	41,695
Operaciones con valores y derivadas	**222**	**309**	**161**	**329**	**101**
Saldos deudores en operaciones de reporto	181	222	118	276	72
Operaciones con instrumentos financieros y derivados	36	75	33	39	28
Valores no asignados por liquidar	5	12	10	14	1
Cartera de cr dito vigente	**245,773**	**239,068**	**240,791**	**242,384**	**251,089**
Cr dito comercial	68,617	64,821	66,659	66,149	69,707
Cr dito a entidades financieras	1,332	1,003	1,471	1,565	602
Cr dito al consumo	20,967	20,632	22,028	23,453	25,130
Cr dito a la vivienda	41,492	38,687	37,946	37,419	36,840
Cr dito a entidades gubernamentales	32,431	32,944	31,426	32,729	38,904
Cr dito al FOBAPROA o IPAB	80,934	80,981	81,261	81,069	79,906
Cartera de cr dito vencida	**11,382**	**12,373**	**11,285**	**9,505**	**6,440**
Cr dito comercial	4,874	4,646	3,847	2,468	1,277
Cr dito a entidades financieras	2	2	1	2	2
Cr dito al consumo	1,114	1,074	1,221	1,363	1,332
Cr dito a la vivienda	5,392	6,651	6,216	5,672	3,829
Total cartera de cr dito, bruta	**257,155**	**251,441**	**252,076**	**251,889**	**257,529**
Estimaci n preventiva para riesgos crediticios	(12,835)	(12,459)	(12,314)	(11,377)	(9,444)
Total cartera de cr dito, neta	**244,320**	**238,982**	**239,762**	**240,512**	**248,085**
Otras cuentas por cobrar, neto	6,099	5,582	5,905	6,231	7,326
Bienes adjudicados, neto	3,384	3,150	3,258	3,015	2,605
Inmuebles, mobiliario y equipo, neto	15,570	15,215	14,928	14,665	14,613
Inversiones permanentes en acciones	1,783	2,146	2,181	1,996	2,476
Impuestos diferidos, neto	24,699	24,302	23,178	22,536	22,103
Otros activos	**3,189**	**3,031**	**2,877**	**2,750**	**2,897**
Cr dito mercantil	1,688	1,664	1,640	1,617	1,593
Otros activos, cargos diferidos e intangibles	1,501	1,367	1,237	1,133	1,304
TOTAL ACTIVO	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)
Expresado en moneda de poder adquisitivo de diciembre de 2003

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Dic 2002	Mar 2003	Jun 2003	Sep 2003	Dic 2003
Captaci n tradicional	**330,189**	**371,224**	**330,742**	**326,479**	**362,750**
Dep sitos de exigibilidad inmediata	155,982	151,729	150,021	149,534	179,849
Dep sitos a plazo	174,207	219,495	180,721	176,945	182,901
Bonos bancarios	0	0	0	0	0
Pr stamos interbancarios y de otros organismos	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
De exigibilidad inmediata	2,186	0	2,673	7,595	12,347
De corto plazo	20,574	10,268	32,602	37,327	31,645
De largo plazo	20,103	18,781	17,962	15,383	12,845
Operaciones con valores y derivadas	**1,192**	**1,063**	**691**	**1,689**	**2,006**
Saldos acreedores en operaciones de reporto	229	236	206	255	405
Valores a entregar en operaciones de pr stamo	0	0	12	1,114	903
Operaciones con instrumentos financieros y derivados	959	825	468	309	698
Valores no asignados por liquidar	4	2	5	11	0
Otras cuentas por pagar	**6,877**	**7,910**	**7,277**	**21,913**	**7,557**
ISR Y PTU por pagar	553	240	309	492	538
Acreedores diversos y otras cuentas por pagar	6,324	7,670	6,968	21,421	7,019
Obligaciones subordinadas en circulaci n	**5,439**	**5,617**	**5,313**	**5,519**	**5,332**
Cr ditos diferidos	**43**	**1,804**	**48**	**46**	**39**
Otros cr ditos diferidos	43	1,804	48	46	39
TOTAL PASIVO	**386,603**	**416,667**	**397,308**	**415,951**	**434,521**
Capital contribuido	**33,343**	**32,430**	**32,430**	**32,432**	**32,431**
Capital social	15,259	16,964	16,964	16,965	16,964
Prima en venta de acciones	18,084	15,466	15,466	15,467	15,467
Capital ganado	**13,306**	**15,014**	**16,974**	**18,734**	**20,554**
Reservas de capital	8,635	4,327	4,327	4,326	4,327
Resultado de ejercicios anteriores	4,484	11,251	9,394	9,393	9,393
Resultado por valuaci n de t tulos disponibles para la venta	(2,161)	(2,250)	(229)	(241)	(536)
Resultado por conversi n de operaciones extranjeras	30	0	0	0	0
Insuficiencia en la actualizaci n del capital contable	(3,674)	0	0	0	0
Resultado por tenencia de activos no monetarios	(560)	0	22	68	150
Resultado neto	6,552	1,686	3,460	5,188	7,220
Total capital contable mayoritario	**46,649**	**47,444**	**49,404**	**51,166**	**52,985**
Inter s minoritario en subsidiarias	496	360	398	490	511
Interes minoritario en notas de capital	5,424	5,541	5,347	5,601	5,619
TOTAL CAPITAL CONTABLE	**52,569**	**53,345**	**55,149**	**57,257**	**59,115**
TOTAL PASIVO Y CAPITAL CONTABLE	**439,172**	**470,012**	**452,457**	**473,208**	**493,636**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de diciembre de 2003

Negocio Bancario Cuentas de orden Millones de pesos	
OPERACIONES POR CUENTA PROPIA	
Avales otorgados	25
Otras obligaciones contingentes	2,540
Apertura de cr ditos irrevocables	11,749
Bienes en fideicomiso o mandato	379,849
Bienes en custodia o en administraci n	55,177
Montos comprometidos en operaciones con FOBAPROA/IPAB	37,173
Operaciones de banca de inversi n por cuenta de terceros (neto)	28,308
	514,821
Operaciones de reporto	**(332)**
T tulos a recibir por reporto	136,891
(Menos) Acreedores por reporto	(137,173)
Deudores por reporto	79,482
(Menos) T tulos a entregar por reporto	(79,532)

Grupo Financiero
BBVA Bancomer

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de diciembre de 2003

Millones de pesos	Bancomer	Bancomer Servicios
Disponibilidades	70,611	40
Inversiones en valores	**118,788**	**4,031**
Títulos para negociar	74,659	3,876
T tulos disponibles para la venta	2,434	155
T tulos conservados a vencimiento	41,695	0
Operaciones con valores y derivados	**120**	**9**
Saldos deudores en operaciones de reportos	91	9
Operaciones con instrumentos derivados	28	0
Valores no asignados por liquidar	1	0
Cartera de cr dito vigente	**251,089**	**0**
Cr ditos comerciales	69,707	0
Cr ditos a entidades financieras	602	0
Cr ditos al consumo	25,130	0
Cr ditos a la vivienda	36,840	0
Cr ditos a entidades gubernamentales	38,904	0
Cr ditos al Fobaproa o al IPAB	79,906	0
Cartera de cr dito vencida	**6,440**	**0**
Cr ditos comerciales	1,277	0
Cr ditos a entidades financieras	2	0
Cr ditos al consumo	1,332	0
Cr ditos a la vivienda	3,829	0
Total Cartera de crédito (bruta)	**257,529**	**0**
Estimaci n preventiva para riesgos crediticios	(9,444)	0
Total Cartera de cr dito (neta)	**248,085**	**0**
Otras cuentas por cobrar (neto)	7,193	339
Inmuebles, mobiliario y equipo (neto)	14,532	81
Bienes adjudicados	2,393	212
Inversiones permanentes en acciones	2,445	31
Impuestos diferidos (neto)	19,862	2,241
Otros activos	**2,897**	**0**
Otros activos, cargos diferidos e intangibles	1,304	0
Cr dito mercantil	1,593	0
TOTAL ACTIVO	**486,926**	**6,984**
Captaci n	**362,790**	**0**
Depositos de exigibilidad inmediata	179,889	0
Dep sitos a plazo	182,901	0
Pr stamos interbancarios y de otros organismos	**56,837**	**0**
De exigibilidad inmediata	12,347	0
De corto plazo	31,645	0
De largo plazo	12,845	0
Operaciones con valores y derivados	**2,015**	**19**
Saldos acreedores en operaciones de reporto	414	19
Valores a entregar en operaciones de pr stamo	903	0
Operaciones con instrumentos derivados	698	0
Valores no asignados por liquidar	0	0
Otras cuentas por pagar	**6,717**	**1,046**
ISR y PTU por pagar	538	0
Acreedores diversos y otras cuentas por pagar	6,179	1,046
Obligaciones subordinadas en circulaci n	**5,332**	**0**
Cr ditos diferidos	**31**	**8**
TOTAL PASIVO	**433,722**	**1,073**
Capital contribuido	**27,966**	**4,465**
Capital social	12,524	4,440
Prima en suscripci n de acciones	15,442	25
Capital ganado	**19,108**	**1,446**
Reservas de capital	3,865	462
Resultado de ejercicios anteriores	9,409	(16)
Resultado por valuaci n de t tulos disponibles para la venta	(536)	0
Resultado por tenencia de activos no monetarios	159	(9)
Resultado neto	6,211	1,009
Capital contable mayoritario	**47,074**	**5,911**
Inter s minoritario de subsidiarias	511	0
Inter s minoritario de notas de capital	5,619	0
TOTAL CAPITAL CONTABLE	**53,204**	**5,911**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de diciembre de 2003

Negocio Bancario BBVA Bancomer Estado de resultados Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
Ingresos por intereses	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Gastos por intereses	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Margen financiero antes de resultado por posici n monetaria	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Resultado por posici n monetaria	277	143	45	35	34	991	257
Margen financiero	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Estimaci n preventiva para riesgos crediticios	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Margen financiero ajustado por riesgos crediticios	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Ingreso no financiero	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,126**	**14,634**
Comisiones y tarifas cobradas	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Comisiones y tarifas pagadas	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Comisiones y tarifas, neto	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Resultado por intermediaci n	115	2	763	0	447	1,018	1,212
Ingresos totales de la operaci n	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,349**	**31,715**
Gastos de administraci n y promoci n	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Resultado de la operaci n	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,485**	**12,738**
Otros productos (gastos), neto	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Resultado por posici n monetaria	(264)	(243)	(214)	(112)	(185)	(887)	(754)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,358**	**10,660**
ISR y PTU causado	(84)	(196)	(86)	(211)	(85)	(554)	(578)
ISR Y PTU *diferido*	(791)	(435)	(876)	(674)	(643)	(2,607)	(2,628)
Resultado antes de participaci n en el resultado de subsidiarias y asociadas	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,197**	**7,454**
Participaci n en el resultado de subsidiarias y asociadas	(72)	(59)	(24)	(57)	143	(409)	3
Resultado por operaciones continuas	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de inter s minoritario	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Inter s minoritario	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Utilidad neta	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posici n monetaria	(127)
Valuaci n	(262)
Impuesto diferido	167
Efecto total neto	(223)

Capital contable	Monto
Resultado por posici n monetaria	127
Valuaci n	262
Impuesto diferido	(92)
Resultados	(223)
Efecto total neto	75

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de diciembre de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Negocio Bancario BBVA Bancomer **Estado de resultados** Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003	12M 2002	12M 2003
Ingresos por intereses	13,687	13,685	12,511	10,991	12,120	50,781	49,307
Gastos por intereses	(8,625)	(8,656)	(7,239)	(6,012)	(6,737)	(31,747)	(28,644)
Margen financiero antes de resultado por posici n monetaria	**5,062**	**5,029**	**5,272**	**4,979**	**5,383**	**19,034**	**20,663**
Resultado por posici n monetaria	277	143	45	35	34	991	257
Margen financiero	**5,339**	**5,172**	**5,317**	**5,014**	**5,417**	**20,025**	**20,920**
Estimaci n preventiva para riesgos crediticios	(805)	(1,042)	(1,099)	(1,095)	(603)	(2,802)	(3,839)
Margen financiero ajustado por riesgos crediticios	**4,534**	**4,130**	**4,218**	**3,919**	**4,814**	**17,223**	**17,081**
Ingreso no financiero	**3,193**	**3,265**	**3,840**	**3,711**	**3,818**	**13,389**	**14,634**
Comisiones y tarifas cobradas	3,537	3,707	3,549	4,211	3,872	13,974	15,339
Comisiones y tarifas pagadas	(459)	(444)	(472)	(500)	(501)	(1,866)	(1,917)
Comisiones y tarifas, neto	**3,078**	**3,263**	**3,077**	**3,711**	**3,371**	**12,108**	**13,422**
Resultado por intermediaci n	115	2	763	0	447	1,281	1,212
Ingresos totales de la operaci n	**7,727**	**7,395**	**8,058**	**7,630**	**8,632**	**30,612**	**31,715**
Gastos de administraci n y promoci n	(4,684)	(4,544)	(4,689)	(4,735)	(5,009)	(18,864)	(18,977)
Resultado de la operaci n	**3,043**	**2,851**	**3,369**	**2,895**	**3,623**	**11,748**	**12,738**
Otros productos (gastos), neto	(11)	(148)	(356)	(20)	(800)	(240)	(1,324)
Resultado por posici n monetaria	(264)	(243)	(214)	(112)	(185)	(761)	(754)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,768**	**2,460**	**2,799**	**2,763**	**2,638**	**10,747**	**10,660**
ISR y PTU causado	(84)	(196)	(86)	(211)	(85)	(554)	(578)
ISR Y PTU diferido	(791)	(435)	(876)	(674)	(643)	(2,773)	(2,628)
Resultado antes de participaci n en el resultado de subsidiarias y asociadas	**1,893**	**1,829**	**1,837**	**1,878**	**1,910**	**7,420**	**7,454**
Participaci n en el resultado de subsidiarias y asociadas	(72)	(59)	(24)	(57)	143	(409)	3
Resultado por operaciones continuas	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**7,011**	**7,457**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	(223)	0
Utilidad neta antes de inter s minoritario	**1,821**	**1,770**	**1,813**	**1,821**	**2,053**	**6,788**	**7,457**
Inter s minoritario	(33)	(84)	(39)	(93)	(21)	(236)	(237)
Utilidad neta	**1,788**	**1,686**	**1,774**	**1,728**	**2,032**	**6,552**	**7,220**

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer Operaciones de reportos Millones de pesos	Gubernamental	Bancario	Total
T tulos a recibir	137,468	11,594	149,062
Acreedores por reporto	(137,873)	(11,594)	(149,467)
T tulos a entregar	(86,992)	(4,711)	(91,703)
Deudores por reporto	87,064	4,711	91,775

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

Futuros*		
Subyacente	Compra	Venta
USD	278	-
Euro	-	-
MXN	-	-
JY	-	-
T BILL	-	2,857
M10	394	-
TIIE	49,120	335,793
Cetes	2,500	3,350
IPC	13	12
S&P	-	-

Contratos Adelantados		
Subyacente	Compra	Venta
USD *	747	449
Otras divisas	31	31
Acciones	-	-
TIIE **	-	-
Libor **	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	2,910	506	1,011	225
ADRs	-	5	2	-
Futuros de Euros	-	-	-	142
Tasas de inter s	944	-	-	-
Swaption	-	-	2,247	-

Swaps de Divisas *		
Divisa	Por recibir	A entregar
MXN	14,359	17,383
USD	25,159	16,847
UDI	1,736	6,177
Euros	-	354

Swaps de Tasa de Inter s **	
MXN	340,109
USD	15,536
UDI	-

Swaps de Acciones	
Acciones	5

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	Compra	Venta
USD	58,610	85,779
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	-	-	-	-
Tasas de inter s	-	76	-	-

Swaps de Divisas *		
Divisa	Por recibir	A entregar
MXN	19,995	-
USD	296	20,019
Otras divisas	-	1,238

Swaps de Tasa de Inter s **	
MXN	13,600
USD	4,495
UDI	124

** Monto contratado en millones de pesos*
*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Grupo Financiero BBVA Bancomer Valor en riesgo de t tulos para negociar Millones de pesos	4T 2002	3T 2003	4T 2003
VeR 1 d a	101	112	162
Ver 10 d as	315	349	474

Grupo Financiero BBVA Bancomer Valor en riesgo de t tulos para negociar Millones de pesos	VeR 1 D a	VeR 10 D as
Renta fija	155	451
Renta variable	2	5
Cambios	14	46
Total	**162**	**474**

2.2 Títulos Disponibles para la Venta

Grupo Financiero BBVA Bancomer Valor en riesgo de t tulos disponibles para la venta Millones de pesos	4T 2002	3T 2003	4T 2003
VeR 1 d a	103	56	28
Ver 10 d as	280	149	111

Grupo Financiero BBVA Bancomer Valor en riesgo de t tulos disponibles para la venta Millones de pesos	VeR 1 D a	VeR 10 D as
Renta fija	4	11
Renta variable	28	111
Total	**28**	**111**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediaci n Millones de pesos	Resultados de los 12M03 por valuaci n	Resultados de los 12M03 por compraventa	TOTAL
Inversiones en valores	**63**	**1,085**	**1,148**
Renta variable	9	57	**66**
Renta fija	54	1,028	**1,082**
Operaciones en reporto	**(189)**	(313)	**(502)**
Operaciones con instrumentos financieros derivados	**(100)**	**(130)**	**(230)**
Total	**(226)**	**642**	**416**

4. Otros productos y gastos

Grupo Financiero BBVA Bancomer Otros productos y gastos Millones de pesos	12M 2002	12M 2003
Venta de inmuebles	(191)	(299)
Deudores y acreedores diversos	(328)	(390)
Venta de bienes	(224)	(445)
Indemnizaci n por despido	(109)	(305)

5. Deuda

Grupo Financiero BBVA Bancomer Pr stamos interbancarios y de otros organismos Millones de pesos	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003
Moneda nacional	**27,744**	**15,152**	**37,223**	**49,518**	**48,041**
Tasa	7.9%	8.2%	6.2%	4.6%	5.6%
Moneda extranjera	**15,119**	**13,897**	**16,014**	**10,787**	**8,796**
Tasa	4.4%	3.9%	3.8%	4.0%	4.2%
Total	**42,863**	**29,049**	**53,237**	**60,305**	**56,837**
Tasa	6.7%	6.1%	5.4%	4.5%	5.4%

6. Capitalización

Negocio Bancario BBVA Bancomer Activos en riesgo *Millones de pesos*	*Negocio Bancario* Activos ponderados por riesgo	Capital requerido	*Bancomer* Activos ponderados por riesgo	Capital requerido	*Bancomer Servicios* Activos ponderados por riesgo	Capital requerido
Activos en riesgo de cr dito	**185,882**	**14,871**	**183,538**	**14,683**	**2,344**	**188**
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	13,870	1,110	13,075	1,046	795	64
Grupo III (ponderados al 100%)	172,012	13,761	170,463	13,637	1,549	124
Activos en riesgo de mercado	**68,500**	**5,480**	**68,244**	**5,460**	**256**	**20**
Operaciones en moneda nacional con tasa nominal	54,114	4,330	53,858	4,310	256	20
Operaciones en moneda nacional con tasa real o denominadas en UDIS	1,654	132	1,654	132		
Tasa de inter s operaciones en moneda extranjera con tasa nominal	9,199	736	9,199	736		
Posiciones en UDIS o con rendimiento referido al INPC	18	1	18	1		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	1,704	136	1,704	136		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	1,811	145	1,811	145		
Total con riesgo de cr dito y de mercado	**254,382**	**20,351**	**251,782**	**20,143**	**2,600**	**208**

Negocio Bancario BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital b sico	**36,026**	**31,365**	**4,661**
Capital contable	52,985	47,074	5,911
Obligaciones subordinadas e instrumentos de capitalizaci n	4,091	4,091	0
Deducci n de inversiones en instrumentos subordinados			
Deducci n de inversiones en acciones de entidades financieras	(4,071)	(4,057)	(14)
Deducci n de inversiones en acciones no financieras	(1,584)	(1,429)	(155)
Deducción de financiamientos otorgados por p/adq. de acciones del banco o entidades del grupo			
Deducci n de impuestos diferidos	(12,858)	(11,777)	(1,081)
Gastos de organizaci n y otros intangibles	(2,534)	(2,534)	0
Otros activos que se restan	(3)	(3)	0
Capital complementario	**5,581**	**5,581**	**0**
Obligaciones e instrumentos de capitalizaci n	3,592	3,592	0
Reservas preventivas por riesgos crediticios generales	1,989	1,989	0
Deducci n de t tulos subordinados			
Capital neto	**41,607**	**36,946**	**4,661**

7. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo 4T03	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
BANCOMER-DLLS no convertibles	1,124	21-Jun-04	LIBOR + 4
BANCOMER-DLLS no convertibles	292	29-Mar-04	LIBOR + 4
BANCOMER-DLLS no convertibles	1,293	15-May-04	LIBOR + 3.5
BANCOMER-DLLS no convertibles	112	28-May-04	LIBOR + 3.5
Intereses devengados no pagados	11		
Total	5,332		

8. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo		Corto Plazo		Escala Nacional
	Pesos	Moneda Extranjera	Pesos	Moneda Extranjera	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Calificación para bonos.*

9. Tenencia accionaria de GFBB por subsidiaria:

Grupo Financiero BBVA Bancomer Tenencia accionaria	4T 2002	1T 2003	2T 2003	3T 2003	4T 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gesti n	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Contactos

Yvonne Ochoa Rosellini
Mauricio Cuenca Aguilar
Tel. (5255) 5621-5875
Tel. (5255) 5621-6726
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

Grupo Financiero

BBVA Bancomer

February 2nd, 2004

GRUPO FINANCIERO BBVA BANCOMER REPORTED NET INCOME OF $2,109 MILLION PESOS FOR THE FOURTH QUARTER OF 2003 AND $7,653 MILLION PESOS FOR THE FULL YEAR 2003

BBVA BANCOMER PROMOTES CREDIT IN MEXICO AND EXPANDS ITS PRODUCT OFFERING

- Accumulated net income for 2003 was $7,653 million pesos, 10.6% higher than for 2002.
- Total capital ratio as of the end of the fourth quarter of 2003 was 16.4% with Tier 1 of 14.2%, compared to 15.8% and 13.5%, respectively, for the third quarter of 2003.
- Efficiency ratio for 2003 was 53.3%, showing an improvement over this ratio for the previous year of 57.0%.
- Performing loans without restructured loans in UDIs grew 9.7% in 2003 and 9.0% during the fourth quarter, mainly as a result of growth in the consumer loan book (19.9% year on year and 7.2% quarter on quarter) and the commercial loans in pesos (16.1% for the last twelve months and 9.3% during the fourth quarter).
- Non-performing loans showed a reduction of $4,942 million pesos in the year and $3,065 million pesos in the fourth quarter, which translates into reductions of 43.4% and 32.2%, respectively.
- Branch network deposits grew 9.5% during 2003 and 9.0% from September to December, 2003, due mainly to demand deposit growth of 15.3% for the whole year and 20.3% for the fourth quarter.
- The Banking Business recorded net income of $2,032 million pesos in the fourth quarter of 2003, achieving an accumulated net income for the same year of $7,220 million pesos.
- Bancomer launched its new credit card with fixed monthly payments, *Tarjeta Congelada,* for customers whose monthly income

starts at $4,000 pesos. This product will help bank a new segment of the population in Mexico.

RESULTS

Accumulated **core earnings** (net interest income before monetary result, plus fee and commission income, minus non-interest expense) for 2003 reached $15,491 million pesos, growing 23.9% if compared to 2002.

Accumulated **net interest income before monetary result** for the year came in at $20,800 million pesos, showing growth of 8.7% in 2003 and 8.1% in the fourth quarter of 2003. These figures are the result of good management in the funding cost and funding mix, as well as higher volumes of loans and deposits. Thus, net interest margin before monetary result was 4.8% for the year and 4.8% for the fourth quarter of 2003. Annual net interest margin went up 12 basis points if compared to 4.7% in 2002, in an environment where interest rates dropped 137 basis points in the year. Net interest margin improved 11 basis points quarter on quarter when compared to 4.7% for the third quarter of 2003.

Accumulated **fee income** for 2003 grew 10.9%, reaching $13,987 million pesos. Growth in this item is due to a larger number of transactions, especially with credit cards and money transfers.

Non interest expense recorded $19,296 million pesos for 2003, in line with the previous year's result, due to an ongoing control to this line item.

BUSINESS ACTIVITY

Private sector loans without UDI trusts grew 9.7% or $11,804 million pesos in 2003. Consumer loans increased $4,163 million pesos or 19.9% during the year, while commercial loans in pesos went up $5,693 million pesos or 16.1% in 2003.

Deposits through the branch network grew 9.5% or $35,166 million pesos from December 2002 to December 2003. This growth in deposits is due to an additional $23,851 million pesos in demand deposits and $10,737 million pesos in time deposits during the same period.

NON BANKING BUSINESSES

Non banking businesses' contribution to the Group's net income in 2003 was 19.9%, an important income source for the Group.

Afore registered assets under management as of December 31, 2003 of $85,115 million pesos, 17.4% more than a year earlier, representing a market share of 21.3%. Registered affiliates as of the end of 2003 was 4.3 million.

Seguros Bancomer issued insurance premiums through the branch network for a total of $2,181 million pesos in 2003, 16.1% more than in 2002. As of September 2003, accrued premiums granted Seguros Bancomer a bancassurance market share of 38.8%.

Bancomer Transfer Services keeps increasing the number of transactions processed, recording 15.1 million transactions for the year, which is 19.2% more than for 2002. Funds transferred were $5,620 million dollars in 2003, 16.8% more than in 2002.

Grupo Financiero
BBVA Bancomer

Bancomer Gestión reported assets under management of $68,592 million pesos as of the end of 2003, keeping its first place in fixed-income mutual fund market share with 21.3%.

Grupo Financiero BBVA Bancomer			
BUSINESS ACTIVITY Millions of pesos	**2002**	**2003**	**Var %**
Consumer loans	20,967	25,130	19.9%
Commercial loans in pesos without UDI trusts	35,328	41,021	16.1%
Mortgage loans without UDI trusts	10,773	10,572	-1.9%
Government loans without UDI trusts	20,011	27,453	37.2%
Total loans without UDI trusts	121,567	133,371	9.7%
Network deposits	371,412	406,578	9.5%

BALANCE SHEET Millions of pesos	**2002**	**2003**	**Var %**
Assets	444,748	499,719	12.4%
Liabilities	385,171	432,294	12.2%
Equity	59,577	67,425	13.2%

INCOME STATEMENT Millions of pesos	**2002**	**2003**	**Var %**
Net interest income before monetary result	19,138	20,800	8.7%
Net interest income after loan-loss provisions	17,234	17,137	-0.6%
Fee and commission income	12,613	13,987	10.9%
Trading income	1,117	1,250	11.9%
Total operating revenue	30,964	32,374	4.6%
Non-interest expense	-19,245	-19,296	0.3%
Operating income	11,719	13,078	11.6%
Net income	6,922	7,653	10.6%

BUSINESS RATIOS	**2002**	**2003**
PROFITABILITY RATIOS		
Net interest margin before monetary result	4.7%	4.8%
Efficiency ratio	57.0%	53.3%
CAPITALIZATION		
Tier 1	9.9%	14.2%
Tier 2	3.2%	2.2%
Total	13.1%	16.4%

Grupo Financiero BBVA Bancomer (GFBB) is the leading private financial institution in Mexico in terms of deposits and loans, catering to more than 9 million clients with 29,476 employees. GFBB's main subsidiary is BBVA Bancomer, a leading banking institution which operates under a universal banking model with a commercial branch network of 1,653 branches and 3,971 ATMs. GFBB is also involved in non-banking businesses such as pensions, insurance, annuities, mutual funds and money remittances. GFBB is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), one of the largest financial groups in the Euro Zone in terms of market capitalization. BBVA is a financial group with high solvency and profitability with presence in 37 countries, 85,687 employees, 35 million clients and 6,916 offices, outstanding its commitment with Latin America where it is the leading financial franchise of the region. GFBB is a publicly traded company on the Mexican Stock Exchange under the ticker GFBBB, in the OTC market and in Portal through ADRs, as well as on Latibex.

BBVA OFRECE ADQURIRIR LA TOTALIDAD DE LAS ACCIONES DE GRUPO FINANCIERO BBVA BANCOMER

Ciudad de México, Distrito Federal a 2 de febrero de 2004; Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") comunica que ha tenido conocimiento de la intención, de su accionista mayoritario, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), de realizar una oferta pública de compra por hasta la totalidad de las acciones ordinarias, nominativas, representativas de aproximadamente el 40.6% del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., de las que no es tenedor a la fecha, a un precio de $ 12.00 pesos (doce punto cero cero) Pesos Moneda Nacional (00/100) por acción. A continuación se transcribe la parte relevante del comunicado de BBVA:

"BBVA comunica que su Consejo de Administración ha acordado lanzar una oferta pública para la adquisición, una vez obtenidas las preceptivas autorizaciones administrativas en México y en España, de las 3.765.923.204 acciones (incluidas aquellas representadas por ADSs), representativas del aprox. 40,6 % del capital social de la entidad financiera mexicana GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER), que no son aún de su propiedad, por las que se ofrecerá una contraprestación en metálico de 12 pesos mexicanos por acción.

La inversión total estimada para la realización de dicha operación, suponiendo que el aprox. 40,6% del capital social de BANCOMER acudiera a la oferta sería de aprox. 45,2 millardos de pesos mexicanos (aproximadamente 3.300 millones de euros). Al finalizar la Oferta, BBVA tiene la intención de promover que se solicite la exclusión de cotización de BANCOMER de la Bolsa de Valores Mexicana, siguiendo los requisitos de la legislación mexicana aplicable."

Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.

<u>Limitación de Responsabilidades</u>: **El presente evento relevante puede contener pronósticos o proyecciones, que reflejan nuestras visiones actuales y expectativas con respecto a nuestro desempeño, negocio y eventos futuros. Los pronósticos incluyen, sin limitación, algún enunciado que puede predecir, indicar o implicar futuros resultados, desempeño o logros y puede contener palabras como "creer", "anticipar", "esperar", "en nuestra visión", "probablemente resultará", o alguna otra palabra o frase con un significado similar. Dichos enunciados están sujetos a ciertos riesgos, imprevistos y supuestos. Advertimos que un número importante de factores podrían causar que los resultados actuales difieran materialmente de los planes, objetivos, expectativas, estimaciones e intenciones expresadas en este documento. En ningún evento ni nosotros, ni alguna de nuestras subsidiarias, afiliadas, directores, ejecutivos, agentes o empleados serán responsables ante terceros (incluyendo inversionistas) por cualquier inversión, decisión o acción tomada en relación con la información vertida en este evento relevante o por cualquier daño consecuente especial o similar.**

BBVA Bancomer

BBVA OFFERS TO PURCHASE THE TOTAL AMOUNT OF THE SHARES OF GRUPO FINANCIERO BBVA BANCOMER

Mexico City, Federal District, February 2, 2004; Grupo Financiero BBVA Bancomer, S.A. de C.V. (BMV "GFBB.B") communicates that it has acknowledged of the intention, of its controlling shareholder, Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), to launch an offer to purchase the total amount of outstanding ordinary and nominative shares, which represent approximately 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V., of which it is not owner to date, at a price of 12.00 pesos Pesos United Mexican States currency (twelve pesos 00/100) per share. Below is a transcription of the relevant part of the press release issued by BBVA:

"BBVA informs that its Board of Directors has resolved to launch a public offer to purchase, once the corresponding administrative approvals are obtained in Mexico and in Spain, of the 3.765.923.204 shares (including those represented by ADSs), representative of approx. 40,6% of the capital stock of the Mexican financial entity GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V. (BANCOMER),which are not currently owned by BBVA, for which it will offer a consideration in cash of 12.00 Mexican pesos per share.

The total estimated investment for such transaction, assuming that approx. 40,6% of the capital stock of BANCOMER accepts the offer, will be of approx. 45,2 billion Mexican pesos (approximately 3.300 million euros. After the consummation of the offer, BBVA intends to cause the request of delisting of BANCOMER from the Mexican Stock Exchange, following the requirements of the applicable Mexican laws."

This press release does not constitute an offer or solicitation of any kind of shares. The securities referred to in this press release may, if such is the case, be subject of an offer once the Mexican National Banking and Securities Commission authorizes its offer pursuant to the Mexican Securities Law.

Limitation of Liabilities: This press release may contain forward looking statements or projections that reflect our current beliefs and expectations with respect to our development, business and future events. These forward looking statements include, without limitation, a statement that may predict, indicate or imply future results, developments or achievements and may contain words such as "believes", "anticipates", "expects", "from our viewpoint", "will probably result in", or any other word or phrase with a similar meaning. Such statements involve certain risks, not foreseen and implied. We call your attention that an important number of factors may cause that actual results may differ materially from those described in the plans, objectives, expectations, estimations or intentions expressed in this document. Under no circumstance we or any of our subsidiaries, affiliates, directors, executive officers, agents or employees shall be liable before third parties (including investors) for any investment, decision or action taken in connection with the information contained in this press release or for any consequential, special or analogous damages.

BBVA Bancomer

Regarding the intention of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) to publicly tender the purchase of up to the total number of ordinary nominative and representative shares of approximately 40.6 percent of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. communicated today we would like to inform that the following note was published by BBVA both in Spain as well as in Mexico as follows:

PRESS RELEASE
02.02.04

BBVA launches a Public Tender Offer to Acquire 40.6% of BBVA Bancomer for € 3.3 *Billion*

- *The transaction enhances* BBVA's Cash EPS by *more than* 5% *from year one*, creates value for its shareholders and meets BBVA's strategic goals

- BBVA will pay 12 Mexican pesos (MXN 12) per BBVA Bancomer share in cash, a 13.7% premium over the last closing price on Friday, January 30, 2004

- BBVA Bancomer is the leading *financial* group *in* Mexico, with a *market* share greater than 25% in the banking business

- BBVA Bancomer's shares have appreciated by approximately 111% since June 2000, when BBVA took control of the Mexican group

BBVA announced today its intention to launch a public tender offer to acquire 40.6% of the outstanding shares of BBVA Bancomer, increasing its ownership from 59.4% to 100%. BBVA will pay MXN 12 in cash per BBVA Bancomer share (MXN 240 per ADS), representing a 13.7% premium over the last closing price on Friday January 30, and an 18.9% premium over the average of the closing prices of the last thirty trading days. The offer, which intends to delist BBVA Bancomer's shares, has a total value of MXN 45.2 billion (approximately € 3.3 billion).

With this offer, BBVA will consolidate its position in the number one financial group in Mexico, leading player in nearly all of the businesses it operates. BBVA Bancomer is in a great competitive position to take advantage of the potential of the Mexican economy and the Mexican banking system. The transaction will create value for BBVA's shareholders, increasing the Cash EPS by more than 5% from year one. At the same time, it is an attractive offer to the shareholders of BBVA Bancomer.

The transaction accomplishes the strategic goals of the Group, accelerating its growth and creating value for its shareholders.

With this offer, BBVA confirms its commitment to Mexico and to BBVA Bancomer, which has became one of the main growth drivers of BBVA after its successful transformation in the past three years into a solid, profitable, innovative and client-oriented bank.

This offer is very attractive to BBVA Bancomer's shareholders. The premium offered plus the appreciation of the shares since June 2000 (when BBVA took control of the company) implies a return of 140%.

BBVA Bancomer

The offer, in which Morgan Stanley is acting as sole financial advisor to BBVA, has been communicated to the Spanish and Mexican regulators, and is subject to the required approvals. Once the offer becomes effective, it will remain open for 20 business days and is expected to be completed by March 2004.

A Profitable Transaction

BBVA currently has a 59.4% controlling stake in BBVA Bancomer. It is launching the offer to acquire all of the outstanding shares held by minority shareholders, representing approximately 40.6% of BBVA Bancomer's outstanding shares.

The price offered is MXN 12 in cash for each BBVA Bancomer share (MXN 240 for each ADS), representing a total consideration of € 3.3 billion, if all of the minority shareholders tender their shares. The price offered represents a premium of 13.7% over last Friday's closing price and a premium of 18.9% over the average of the closing prices during the last thirty trading days.

At the closing of the Offer, BBVA has the intention to request the delisting of BBVA Bancomer's shares from the Mexican stock exchange (Bolsa Mexicana de Valores), subject to the applicable requirements of Mexican law.

The acquisition, which will have a positive impact on BBVA's EPS, will allow the Group to accelerate its growth. In addition, timing is appropriate and the transaction does not carry any integration risks.

With the objective of maintaining a 6% core capital for BBVA by year-end, the offer will be financed through three sources of funds. Firstly, BBVA will use core capital generated during 2004. Secondly, BBVA will use funds obtained through the divestiture of some of the Group's industrial portfolio holdings and non-strategic financial investments. Last, BBVA will raise funds from a capital increase in 2004.

During the last three months, BBVA has executed sales of its industrial portfolio for a total amount of € 1.4 billion, generating € 615 million of core capital.

After these sales, BBVA's industrial portfolio has now a current market value of approximately € 5.9 billion, an amount that is higher than the market value of the portfolio a year ago, before these sales.

Additionally, BBVA has sold several non-strategic financial investments over the past few months, namelyf its holdings in Banco Atlántico, Wafabank and Direct Seguros. The proceeds from these sales amount to a total of € 466 million, and the core capital generated to € 232 million.

After the transaction, the percentage of BBVA's economic capital allocated to retail banking will increase from 50% to 57%, while the weight of the industrial portfolio holdings will decrease from 16% to 9%. This change represents a shift in capital allocation to the key strategic businesses of BBVA, such as the retail banking business in a key market for the Group.

BBVA Bancomer

With this transaction, BBVA shareholders will see an increase in both EPS and Cash EPS (EPS plus amortization of goodwill). According to BBVA estimates, the impact on both figures will be positive from year one:

BBVA Estimates	**2004**	**2005**	**2006**
EPS Impact (%)	0.6%	1.0%	2.5%
Cash EPS Impact (%)	5.2%	6.1%	6.9%

Using I/B/E/S estimates

The Best Player in a Growing Market

The tender offer is in line with the profitable growth strategy of BBVA and its commitment to Mexico as one of the main growth drivers of the Group.

BBVA Bancomer operates in one of the most stable economies in Latin America, with the highest GDP per capita and one of the lowest bancarization levels in the region, i.e. in a market with a high banking business potential. In this context, BBVA Bancomer is in the best competitive position to benefit from the favorable economic outlook for Mexico in 2004.

In the last three years, BBVA Bancomer has evolved into a success story as a result of a management strategy that has placed the financial group in a solid, innovative, profitable and client-oriented position.

The Mexican group successfully managed the integration process started in 2000, and today it has outstanding competitive advantages:

- #1 financial franchise, with a leading position in the banking business and market shares above 25% in terms of deposits and loans
- #1 group in bancassurance (market share of 38.8%), and #2 in pension fund management (21.3%)
- #1 in the business of fund transfers (40%) to and from persons outside of Mexico, a rapidly growing business
- #1 in total branches in Mexico (1,653 offices), with leadership in brand awareness and the leading distribution network in 91% of Mexican states
- It has a solid capital position and a low level of risk
- It reached a return on equity (ROE) of 13.3% in 2003 (from 5.6% in 2000), and has improved its efficiency ratio to 53% in 2003 down from 70% in 2000

* * *

BBVA Bancomer

This document is only provided for information purposes and does not constitute, not must it be interpreted as, an offer to sell exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities must be made solely and exclusively on the basis of the information set out in the relevant prospectus or offer document filed, or otherwise made public by the company or companies involved in the relevant offer or transaction. The information contained in this report is not definitive and is subject to changes and modifications and should not be relied upon in connection with any investment decision.

These materials contain or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning GDP growth, the earnings or earnings per share of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") and the proposed initiation of cash tender offer by BBVA for the shares and ADSs of Grupo Financiero BBVA Bancomer, S.A. de C.V. ("BBVA Bancomer") or the financing thereof. Any forward-looking statements included in these materials are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in the markets for BBVA and BBVA Bancomer's products and services; (2) changes in domestic or international stock market prices, exchange rates or interest rates; (3) macroeconomic, regulatory, political or governmental changes; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparts of BBVA or BBVA Bancomer. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA with the United States Securities and Exchange Commission ("SEC"), including BBVA's 2002 annual report on Form 20-F and exhibits and amendments thereto, and the information furnished by BBVA Bancomer to the SEC in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act and to the Mexican Stock Exchange. BBVA does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

This document may contain summarized information or public information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular; the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and BBVA's 2002 Annual Report on Form 20-F and information on Form 6-K that are filed with, or submitted to the SEC.

Distribution of this document in certain jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

WE EXPECT TO COMMENCE THE OFFER UPON RECEIPT OF REQUIRED REGULATORY APPROVALS. WE CANNOT GUARANTEE THAT SUCH APPROVALS WILL BE RECEIVED, WHEN THE OFFER WILL BE COMMENCED OR THAT THE OFFER WILL IN FACT BE COMMENCED.

WE URGE INVESTORS TO READ THE DEFINITIVE OFFER DOCUMENTATION THAT WILL BE MADE PUBLICLY AVAILABLE BY BBVA IN CONNECTION WITH THE PROPOSED OFFER

FOR THE SHARES AND ADSS OF BBVA BANCOMER BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Limitation of Liabilities: This press release may contain forward looking statements or projections that reflect our current beliefs and expectations with respect to our development, business and future events. These forward looking statements include, without limitation, a statement that may predict, indicate or imply future results, developments or achievements and may contain words such as "believes", "anticipates", "expects", "from our viewpoint", "will probably result in", or any other word or phrase with a similar meaning. Such statements involve certain risks, not foreseen and implied. We call your attention that an important number of factors may cause that actual results may differ materially from those described in the plans, objectives, expectations, estimations or intentions expressed in this document. Under no circumstance we or any of our subsidiaries, affiliates, directors, executive officers, agents or employees shall be liable before third parties (including investors) for any investment, decision or action taken in connection with the information contained in this press release or for any consequential, special or analogous damages.

En relación con la intención Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), de realizar una oferta pública de compra por hasta la totalidad de las acciones ordinarias, nominativas, representativas de aproximadamente el 40.6% del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., que fue comunicada el día de hoy, manifestamos que BBVA emitió tanto en España como en México, la nota que se transcribe a continuación:

"NOTA DE PRENSA
02.02.04

BBVA lanza una OPA sobre el 40,6% de BBVA Bancomer por importe de 3.300 millones de euros

- **La operación aumentará el "cash BPA" de BBVA en más de un 5% desde el primer año y cumple dos premisas básicas: crea valor para el accionista y tiene sentido estratégico para el Grupo**

- **BBVA pagará en efectivo 12 pesos mexicanos por acción, lo que representa una prima del 13,7% sobre el precio de cierre del viernes 30 de Enero**

- **BBVA Bancomer es el primer grupo financiero en México, con cuotas superiores al 25% en el negocio bancario**

- **Las acciones de BBVA Bancomer se han revalorizado un 111% desde junio de 2000, momento en el que BBVA asumió la gestión del Grupo mexicano**

BBVA anunció hoy su intención de lanzar una oferta pública de adquisición (OPA) sobre el 40,6% del capital de BBVA Bancomer, para elevar su participación desde el 59,4% hasta el 100%. BBVA pagará en efectivo 12 pesos por acción de BBVA Bancomer, precio que supone una prima del 13,7% sobre el precio de cierre del pasado viernes 30 de Enero y del 18,9% sobre la cotización media de las últimas 30 sesiones. El importe de la OPA, cuya finalidad es promover la exclusión de la cotización de BBVA Bancomer, es de 45,2 millardos de pesos, aproximadamente 3.300 millones de euros.

Con la oferta, BBVA reforzará su posición en el primer grupo financiero mexicano, líder destacado en la práctica totalidad de los negocios en los que opera, y primer grupo bancario de Latinoamérica. BBVA Bancomer tiene una excelente posición competitiva para aprovechar el potencial de desarrollo de la economía y del negocio bancario mexicanos. La operación generará valor para los accionistas de BBVA, incrementando el "cash BPA" de BBVA en más de un 5% desde el primer año. Al mismo tiempo, representa una oferta atractiva para los accionistas minoritarios de BBVA Bancomer.

La operación cumple dos premisas básicas en la estrategia de crecimiento rentable de BBVA: Crea valor para sus accionistas y tiene sentido estratégico

Con la oferta, BBVA refuerza su apuesta por México y por BBVA Bancomer, que se ha convertido en uno de los principales ejes del crecimiento del Grupo BBVA tras el éxito en su

transformación, a lo largo de los últimos tres años, hacia un banco sólido, rentable, innovador y orientado hacia el cliente.

Para los accionistas de BBVA Bancomer, por su parte, se trata de una oferta muy atractiva. La prima ofrecida, junto con la revalorización de la acción desde junio de 2000 en que BBVA asumió la gestión del grupo mexicano, supone una rentabilidad total del 140% para los accionistas que acudan a la OPA.

La oferta, en la que Morgan Stanley actúa como banco asesor de BBVA, ha sido comunicada a los reguladores españoles y mexicanos, y está pendiente de las preceptivas autorizaciones. El plazo de la oferta, una vez autorizada, será de 20 días hábiles, de forma que se espera su conclusión en el mes de marzo de 2004.

Una operación rentable

BBVA tiene en la actualidad un 59,4% del capital de BBVA Bancomer y dirige la oferta a la totalidad de las acciones en manos de accionistas minoritarios, que representan aproximadamente el 40,6% del capital.

El precio ofrecido es de 12 pesos por acción de BBVA Bancomer (240 pesos por cada ADS) por lo que si acudiera la totalidad del capital en manos de minoritarios el importe total de la transacción ascendería a 3.300 millones de euros aproximadamente. El precio representa una prima del 13,7% sobre el precio de cierre de BBVA Bancomer en la Bolsa de Valores Mexicana del viernes 30 de Enero y del 18,9% sobre la cotización media de las últimas 30 sesiones.

Al finalizar la Oferta, BBVA tiene la intención de promover que se solicite la exclusión de cotización de BBVA Bancomer de la Bolsa de Valores Mexicana, siguiendo los requisitos de la legislación mexicana aplicable.

La operación de adquisición, que tendrá un impacto positivo inmediato en el beneficio por acción de BBVA, permite al Grupo acelerar su crecimiento, se efectúa en un momento apropiado y no tiene riesgos de integración.

Con el fin de mantener el objetivo de que a final de año el "core capital" de BBVA se sitúe en el 6%, la oferta se financiará por tres vías. Primero, a través de "core capital" generado en el ejercicio 2004. Segundo, a través de desinversiones ya realizadas recientemente en la cartera industrial del Grupo, así como en participaciones financieras no estratégicas. Y, por último, mediante una ampliación de capital que se llevará a cabo a lo largo de 2004.

BBVA ha efectuado ventas de su cartera industrial en los tres últimos meses por un importe total de 1.400 millones de euros, lo que ha generado "core capital" por un importe de 615 millones de euros.

Tras dichas ventas, el valor de mercado de la cartera industrial de BBVA es de aproximadamente 5.900 millones de euros, superior al valor que tenía hace un año, antes de realizar las ventas.

Adicionalmente BBVA ha reordenado su cartera de participaciones financieras no estratégicas a lo largo de los últimos meses, con las operaciones de venta de Banco Atlántico, Wafabank y Direct Seguros. Estas operaciones van a suponer un importe de 466 millones de euros con una generación de "core capital" de 232 millones de euros.

Tras la operación, la asignación de capital económico al negocio de banca minorista pasará desde el 50% al 57%, mientras que las participaciones industriales reducirán su peso del 16% al 9%. Este cambio representa una asignación de capital más centrada en los negocios estratégicos del Grupo, como es el negocio de banca minorista en un mercado clave para BBVA.

Con la operación, el accionista de BBVA verá incrementado tanto su beneficio por acción (BPA) como su "Cash-BPA" (beneficio por acción sin amortización del fondo de comercio). Según las estimaciones de BBVA, los impactos en ambos ratios serán positivos desde el primer momento:

	2004	**2005**	**2006**
Impacto BPA (%)	0,6%	1,0%	2,5%
Impacto Cash BPA (%)	5,2%	6,1%	6,9%

Hipótesis en base a proyecciones consenso analistas (I/B/E/S)

El mejor jugador en un mercado en crecimiento

La oferta de adquisición se enmarca dentro de la estrategia de crecimiento rentable de BBVA y de su apuesta por México como uno de los claros ejes de desarrollo del Grupo.

BBVA Bancomer opera en una de las economías más estables de América Latina, con el nivel de renta per cápita más alto en la región y con uno de los niveles de bancarización más bajo. Por lo tanto, se desenvuelve en un mercado con un alto potencial de desarrollo del negocio bancario.

En este contexto, BBVA Bancomer se encuentra además en la mejor posición competitiva para beneficiarse de las favorables perspectivas económicas para México a partir de 2004.

En los tres últimos años, BBVA Bancomer se ha convertido en una historia de éxito, debido a una gestión que ha situado al Grupo mexicano en una situación de gran solidez, innovación, rentabilidad y orientación al cliente.

El Grupo mexicano ha superado con éxito un proceso de integración iniciado en el año 2000 y hoy tiene claras ventajas competitivas:

- Es la primera franquicia financiera de México, con liderazgo en el negocio bancario, tanto en créditos como en recursos de clientes, con cuotas superiores al 25%

- Es el primer grupo en bancaseguros (cuota del 38,8%) y segunda gestora de pensiones (21,3%)

- Es el primer grupo en el negocio de transferencias de inmigrantes, una actividad en claro desarrollo, con una cuota del 40%

- Tiene la mayor red de sucursales en México (1.653 oficinas), con liderazgo en reconocimiento de la marca y con la primera red de distribución en el 91% de los estados mexicanos

- Cuenta con una sólida situación en términos de capital y un bajo nivel de riesgo

- Alcanza una rentabilidad sobre recursos propios (ROE) del 13,3% en 2003 -desde el 5,6% en 2000-, y mejora sus ratios de eficiencia desde el 70% en 2000 al 53% al cierre de 2003

Información Importante:

Este documento se facilita únicamente con fines informativos y en ningún caso constituye, ni debe ser considerado como una oferta de venta, cambio o adquisición, o como una invitación para realizar ofertas de compra de valores emitidos por cualesquiera de las entidades antes mencionadas. Cualquier decisión de compra o inversión en valores debe producirse única y exclusivamente con base en la información contenida en el correspondiente folleto o documento de oferta, registrado o hecho público de otra manera por la entidad o entidades involucradas en la correspondiente oferta. La información contenida en el presente documento no debe considerarse definitiva y está sujeta a cambios y modificaciones, no debiendo constituir la base de una decisión de inversión.

Este documento contiene o puede contener previsiones, en el sentido que a tal término otorga la United States Securities Litigation Reform Act de 1995, relativas, entre otras cosas, al crecimiento del PIB, a los beneficios o beneficios por acción de Banco Bilbao Vizcaya Argentaria ("BBVA") y al pretendido inicio de una Oferta Pública de Adquisición por parte de BBVA de las acciones y ADSs de Grupo Financiero BBVA Bancomer S.A. de C.V. ("BBVA Bancomer") o a la financiación de dicha oferta. Cualesquiera tales previsiones aquí contenidas están basadas en proyecciones sobre hechos actuales y estimaciones, si bien los resultados y acontecimientos que tengan lugar efectivamente pueden variar de manera sustancial respecto de dichas previsiones. Factores relevantes que podrían originar una diferencia entre los resultados y acontecimientos finales y aquellas previsiones incluyen (1) alteraciones en los mercados de productos y servicios de BBVA y de BBVA Bancomer; (2) alteraciones en los mercados de valores nacionales e internacionales de los precios, los tipos de cambio o los tipos de interés; (3) alteraciones macroeconómicas, regulatorias, políticas o gubernamentales; (4) competencia creciente; (5) cambios en el estado de la tecnología; o (6) alteraciones en la condición financiera, crediticia o de solvencia de clientes, deudores o contrapartes de BBVA o BBVA Bancomer. Factores adicionales que podrían motivar una modificación de las previsiones aquí contenidas se encuentran descritas en los informes registrados por BBVA en la Securities and Exchange Comisión ("SEC") de los EEUU, incluyendo el informe anual de BBVA para el año 2002 formulado conforme al formato 20-F, así como sus anexos y modificaciones, y en la información depositada por BBVA Bancomer en la SEC de acuerdo con la Rule 12g3-2(b) de conformidad con el United States Securities Exchange Act y/o con la Bolsa de Valores de México. BBVA no se compromete a revisar o actualizar los contenidos de este documento bajo ninguna circunstancia, incluyendo cualquier momento en que, tras haber sido difundidos, éstos ya no sean precisos o estén incompletos.

NUESTRA INTENCIÓN ES COMENZAR LA OFERTA UNA VEZ OBTENIDAS LAS PRECEPTIVAS AUTORIZACIONES DE LOS ÓRGANOS REGULATORIOS. NO PODEMOS GARANTIZAR QUE DICHAS AUTORIZACIONES SE OBTENDRÁN, CUÁNDO COMENZARÁ LA OFERTA O QUE LA OFERTA FINALMENTE TENDRÁ LUGAR. RECOMENDAMOS ENCARECIDAMENTE A LOS INVERSORES QUE LEAN LA DOCUMENTACIÓN DEFINITIVA DE LA OFERTA QUE BBVA PONGA A DISPOSICIÓN DEL PÚBLICO EN RELACIÓN CON LA PRETENDIDA OFERTA DE ADQUISICIÓN DE ACCIONES Y ADSS DE BBVA BANCOMER, PORQUE CONTIENE INFORMACIÓN IMPORTANTE.

El presente documento puede contener información resumida o información pública sin auditar, y sus receptores están invitados a consultar la documentación e información pública registrada por BBVA en los órganos supervisores del mercado de valores , en particular, los folletos de emisión e información periódica registrados en la Comisión Nacional del Mercado de Valores de España (CNMV) y el Informe Anual en formato 20-F e información en formato 6-K que se facilitan a la Securities and Exchange Commission de los EEUU.

La distribución del presente documento en ciertas jurisdicciones puede estar prohibida, y los receptores que estén en posesión de este documento serán personalmente responsables de informarse sobre estas restricciones y actuar conforme a ellas. Al aceptar este documento, Ud. acepta vincularse por las mencionadas restricciones. "

Este comunicado no constituye una oferta o policitación sobre cualquier tipo de acciones. Los valores de que se trata no pueden ser, en su caso, objeto de oferta pública hasta que, en su caso, la Comisión Nacional Bancaria y de Valores autorice su oferta en los términos de la Ley del Mercado de Valores.

Limitación de Responsabilidades: El presente evento relevante puede contener pronósticos o proyecciones, que reflejan nuestras visiones actuales y expectativas con respecto a nuestro desempeño, negocio y eventos futuros. Los pronósticos incluyen, sin limitación, algún enunciado que puede predecir, indicar o implicar futuros resultados, desempeño o logros y puede contener palabras como "creer", "anticipar", "esperar", "en nuestra visión", "probablemente resultará", o alguna otra palabra o frase con un significado similar. Dichos enunciados están sujetos a ciertos riesgos, imprevistos y supuestos. Advertimos que un número importante de factores podrían causar que los resultados actuales difieran materialmente de los planes, objetivos, expectativas, estimaciones e intenciones expresadas en este documento. En ningún evento ni nosotros, ni alguna de nuestras subsidiarias, afiliadas, directores, ejecutivos, agentes o empleados serán responsables ante terceros (incluyendo inversionistas) por cualquier inversión, decisión o acción tomada en relación con la información vertida en este evento relevante o por cualquier daño consecuente especial o similar.

/

Grupo Financiero

BBVA Bancomer

México, D.F. a 2 de febrero de 2004

GRUPO FINANCIERO BBVA BANCOMER REGISTRO UTILIDAD NETA DE $2,109 MILLONES DE PESOS EN EL CUARTO TRIMESTRE DE 2003 Y DE $7,653 MILLONES DE PESOS PARA TODO EL AÑO 2003

BBVA BANCOMER CONTINÚA IMPULSANDO EL CRÉDITO EN MÉXICO Y AMPLIANDO SU OFERTA DE PRODUCTOS

- La utilidad acumulada al cierre del año fue de $7,653 millones de pesos, 10.6% mayor a la de 2002.
- El índice total de capitalización al cierre del cuarto trimestre de 2003 fue de 16.4% con un índice de capital básico de 14.2%, los cuales comparan favorablemente con los registrados en el tercer trimestre de 2003 de 15.8% y 13.5%, respectivamente.
- El índice de eficiencia para 2003 fue de 53.3%, mostrando una mejora sobre el mismo índice del año anterior de 57.0%.
- La cartera vigente sin UDIs creció 9.7% en 2003 y 9.0% en el cuarto trimestre, debido principalmente al aumento en la cartera de consumo (19.9% en forma interanual y 7.2% de septiembre a diciembre) y en la cartera comercial en pesos (16.1% interanual y 9.3% en el cuarto trimestre).
- La cartera vencida mostró una reducción de $4,942 millones de pesos en el año y de $3,065 millones de pesos en el cuarto trimestre, lo que se traduce en disminuciones de 43.4% y 32.2%, respectivamente.
- La captación a través de la red de sucursales creció 9.5% durante 2003 y 9.0% de septiembre a diciembre de 2003, destacando el crecimiento en la captación vista de 15.3% en todo el año y de 20.3% en el cuarto trimestre.
- El negocio bancario registró utilidad neta de $2,032 millones de pesos en el cuarto trimestre de 2003, logrando una utilidad acumulada en el mismo año de $7,220 millones de pesos.

Grupo Financiero
BBVA Bancomer

- Bancomer lanzó su innovadora tarjeta de crédito *Tarjeta Congelada* para clientes con ingresos desde $4,000 pesos mensuales, la cual permite pagar el saldo con mensualidades fijas. Este producto ayudará a bancarizar un nuevo segmento de personas.

RESULTADOS

El **margen básico recurrente** (ingreso financiero neto antes de resultado por posición monetaria, más ingreso por servicios, menos gastos) acumulado para 2003 ascendió a $15,491 millones de pesos, habiendo crecido 23.9% en comparación con el año 2002.

El **ingreso financiero neto antes de resultado por posición monetaria** acumulado para el año se ubicó en $20,800 millones de pesos, mostrando con esto un crecimiento de 8.7% en 2003 y de 8.1% en el cuarto trimestre del mismo año. Estos crecimientos son el resultado de una buena administración del precio y mezcla de captación y de un incremento en los volúmenes de depósitos y crédito. Con lo anterior, el índice de margen financiero neto antes de resultado por posición monetaria fue de 4.8% para el año y de 4.8% para el cuarto trimestre de 2003. El margen para el año creció 12 puntos base en comparación al 4.7% de 2002 en un entorno donde las tasas de interés cayeron 137 puntos base en el año. Trimestralmente mejoró el margen financiero en 11 puntos bases al compararlo con el del tercer trimestre de 2003 de 4.7%.

El **ingreso por servicios** acumulado para 2003 creció 10.9%, alcanzando $13,987 millones de pesos. El crecimiento en este rubro se debe al mayor número de transacciones efectuadas, principalmente con tarjeta de crédito y transferencias.

Los **gastos** de administración y promoción registraron un total de $19,296 millones de pesos para 2003, manteniéndose casi al mismo nivel que el año anterior, debido a que se conserva un control estricto en este rubro.

EVOLUCION DE ACTIVIDAD

La **cartera vigente sin fideicomisos UDIs** creció 9.7% en 2003, esto es, $11,804 millones de pesos. El crédito al consumo creció $4,163 millones de pesos o 19.9% en el año, mientras que el crédito comercial o a empresas en pesos creció $5,693 millones de pesos o 16.1% en 2003.

La **captación** a través de la red de sucursales creció 9.5% o $35,166 millones de pesos de diciembre 2002 a diciembre 2003. Este crecimiento de captación se debe a $23,851 millones de pesos adicionales captados en cuentas vista y $10,737 millones de pesos en inversiones a plazo durante el período mencionado.

NEGOCIOS NO BANCARIOS

La contribución de los negocios no bancarios a la utilidad neta del Grupo en 2003 fue de 19.9%, lo que los mantiene como una fuente de ingresos importante para el Grupo.

Afore registró activos en administración al 31 de diciembre de 2003 de $85,115 millones de pesos, 17.4% más que el año anterior, traduciéndose en una participación de mercado de 21.3%. El número de afiliados registrados al cierre de 2003 fue de 4.3 millones.

Grupo Financiero
BBVA Bancomer

Seguros Bancomer emitió primas de seguros a través de la red bancaria por un total de $2,181 millones de pesos en 2003, 16.1% mayor a 2002. A septiembre de 2003, las primas devengadas le otorgaron a Seguros Bancomer una participación de mercado de bancaseguros de 38.8%.

Bancomer Transfer Services sigue incrementando el envío de remesas habiendo procesado 15.1 millones de transacciones en el año, logrando operar 19.2% más que en 2002. Con esto, los fondos transferidos alcanzaron $5,620 millones de dólares en 2003, 16.8% más que en 2002.

La administradora de fondos **Bancomer Gestión** registró activos en administración de $68,592 millones de pesos al cierre de 2003, ratificando el primer lugar en participación de mercado en fondos de inversión de renta fija con 21.3% del mercado.

Grupo Financiero BBVA Bancomer			
ACTIVIDAD Millones de pesos	**2002**	**2003**	**Var %**
Cartera de consumo vigente	20,967	25,130	19.9%
Cartera comercial vigente sin UDIs en MN	35,328	41,021	16.1%
Cartera de vivienda vigente sin UDIs1	0,773	10,572	-1.9%
Cartera de gobierno vigente sin UDIs	20,011	27,453	37.2%
Cartera total vigente sin UDIs	121,567	133,371	9.7%
Captación red	371,412	406,578	9.5%
BALANCE GENERAL Millones de pesos	**2002**	**2003**	**Var %**
Activo	444,748	499,719	12.4%
Pasivo	385,171	432,294	12.2%
Capital Contable	59,577	67,425	13.2%
ESTADO DE RESULTADOS Millones de pesos	**2002**	**2003**	**Var %**
Margen financiero antes de resultado por posición monetaria	19,138	20,800	8.7%
Margen financiero ajustado por riesgos crediticios	17,234	17,137	-0.6%
Ingreso por servicios	12,613	13,987	10.9%
Resultado por intermediación	1,117	1,250	11.9%
Ingresos totales de la operación	30,964	32,374	4.6%
Gastos de administración y promoción	-19,245	-19,296	0.3%
Resultado de la operación	11,719	13,078	11.6%
Utilidad neta	6,922	7,653	10.6%
INDICADORES DEL NEGOCIO	**2002**	**2003**	
INDICADORES DE RENTABILIDAD			
Margen financiero neto antes de repomo	4.7%	4.8%	
Indice de eficiencia	57.0%	53.3%	
CAPITALIZACION			
Capital básico	9.9%	14.2%	
Capital complementario	3.2%	2.2%	
Capital Total	13.1%	16.4%	

Grupo Financiero BBVA Bancomer (GFBB) es la institución financiera privada líder en México en términos de depósitos y de crédito, sirviendo a más de 9 millones de clientes a través de 29,476 empleados. La principal subsidiaria de GFBB es BBVA Bancomer, institución bancaria líder que opera una banca de servicios universales mediante una red comercial de 1,653 sucursales y 3,971 cajeros automáticos. GFBB también participa en negocios no bancarios como Afore, seguros, pensiones, fondos de inversión y remesas de dinero. GFBB es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria (BBVA), uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado. BBVA es un grupo financiero con una elevada solvencia y rentabilidad que tiene presencia en 37 países del mundo con 85,687 empleados, 35 millones de clientes y 6,916 oficinas, destacando su compromiso con la región latinoamericana donde forma la franquicia financiera líder de la región. GFBB es una empresa pública que cotiza en la Bolsa Mexicana de Valores bajo el símbolo GFBBB, en el mercado OTC y en PORTAL con sus ADRs, así como en Latibex.